SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

January 10, 2022

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO SA

Condensed interim financial statements as of September 30, 2021 together with the reports on review of interim financial statements.

BANCO MACRO SA

CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021

CONTENT

Cover sheet

Condensed consolidated interim financial statements
Condensed consolidated interim statement of financial position
Condensed consolidated interim statement of income
Condensed consolidated interim statement of other comprehensive income
Condensed consolidated interim statement of changes in Shareholders’ equity
Condensed consolidated interim statement of cash flows

Notes to the condensed consolidated interim financial statements

Note 1: Corporate information
Note 2: Operations of the Bank
Note 3: Basis for the preparation of these financial statements and applicable accounting standards
Note 4: Contingent transactions
Note 5: Debt securities at fair value through profit or loss
Note 6: Other financial assets
Note 7: Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss
Note 8: Other debt securities
Note 9: Equity instruments at fair value through profit or loss – Prisma Medios de Pago SA
Note 10: Fair value quantitative and qualitative disclosures
Note 11: Investment in associates and joint arrangements
Note 12: Other non-financial assets
Note 13: Related parties
Note 14: Other financial liabilities
Note 15: Provisions
Note 16: Other non-financial liabilities
Note 17: Analysis of financial assets to be recovered and financial liabilities to be settled
Note 18: Disclosures by operating segment
Note 19: Income tax
Note 20: Commissions income
Note 21: Differences in quoted prices of gold and foreign currency
Note 22: Other operating income
Note 23: Employee benefits
Note 24: Administrative expenses
Note 25: Other operating expenses
Note 26: Additional disclosures in the statement of cash flows
Note 27: Capital stock

BANCO MACRO SA

CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021

CONTENT (contd.)

Notes to the condensed consolidated interim financial statements (contd.)

Note 28: Earnings per share – Dividends
Note 29: Deposit guarantee insurance
Note 30: Restricted assets
Note 31: Trust activities
Note 32: Compliance with CNV regulations
Note 33: Accounting items that identify the compliance with minimum cash requirements
Note 34: Penalties applied to the entity and summary proceedings initiated by the BCRA
Note 35: Corporate bonds issuance
Note 36: Off balance sheet transactions
Note 37: Tax and other claims
Note 38: Restriction on dividends distribution
Nota 39: Capital management, corporate governance transparency policy and risk management
Nota 40: Changes in the Argentine macroeconomic environment and financial and capital markets
Nota 41: Effects of the coronavirus (COVID – 19) outbreak
Note 42: Events after reporting period
Note 43: Accounting principles – explanation added for translation into English

Consolidated exhibits

Exhibit B: Classification of loans and other financing by situation and collateral received
Exhibit C: Concentration of loans and financing facilities
Exhibit D: Breakdown of loans and other financing by term
Exhibit F: Change of property, plant and equipment
Exhibit G: Change in intangible assets
Exhibit H: Deposit concentration
Exhibit I: Breakdown of financial liabilities for residual terms
Exhibit J: Changes in provisions
Exhibit L: Foreign currency amounts
Exhibit Q: Breakdown of statement of income
Exhibit R: Value adjustment for credit losses – Allowances for uncollectibility risk

Condensed separate interim financial statements

Condensed separate interim financial statements
Notes to the condensed separate interim financial statements
Separate exhibits

BANCO MACRO SA

Corporate name: Banco Macro SA

Registered office: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

Corporate purpose and main activity: Commercial bank

Central Bank of Argentina: Authorized as “Argentine private bank” under No. 285

Registration with the public Registry of Commerce: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

By-Laws expiry date: March 8, 2066

Registration with the IGJ (Superintendency of Corporations): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996

Personal tax identification number: 30-50001008-4

Registration dates of amendments to By-Laws:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, July 15, 2019.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

Items	Notes	Exhibits	09/30/2021	12/31/2020
ASSETS
Cash and Deposits in Banks	10		166,007,954	178,000,766
Cash			24,958,374	34,818,350
Central Bank of Argentina			93,618,895	68,472,008
Other Local and Foreign Entities			47,424,510	74,703,201
Other			6,175	7,207
Debt Securities at fair value through profit or loss	5 and 10		21,242,285	75,302,845
Derivative Financial Instruments	10		935	9,905
Repo transactions	10		22,431,396	53,991,148
Other financial assets	6, 7 and 10	R	21,429,022	25,866,273
Loans and other financing	7 and 10	B, C, D and R	309,921,930	352,429,316
Non-financial Public Sector			2,677,579	4,950,764
Other Financial Entities			1,702,591	2,496,253
Non-financial Private Sector and Foreign Residents			305,541,760	344,982,299
Other Debt Securities	7, 8 and 10	R	275,830,848	286,410,605
Financial Assets delivered as guarantee	10 and 30		18,851,709	19,574,519
Equity Instruments at fair value through profit or loss	9 and 10		2,085,495	2,277,634
Investment in associates and joint arrangements	11		393,143	279,264
Property, plant and equipment		F	48,151,974	47,071,751
Intangible Assets		G	7,542,909	6,990,414
Deferred Income Tax Assets	19		33,829	86,543
Other Non-financial Assets	12		2,205,536	3,056,973
Non-current assets held for sale			2,992,366	3,092,759
TOTAL ASSETS			899,121,331	1,054,440,715

- 1 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

Items	Notes	Exhibits	09/30/2021	12/31/2020
LIABILITIES
Deposits	10	H and I	542,154,341	669,370,029
Non-financial Public Sector			53,929,846	100,753,677
Financial Sector			829,782	953,796
Non-financial Private Sector and Foreign Residents			487,394,713	567,662,556
Liabilities at fair value through profit or loss	10		2,220,152
Derivative Financial Instruments	10	I	2,440	315
Repo Transactions	10	I	1,810,254	847,183
Other Financial Liabilities	10 and 14	I	46,608,632	67,405,059
Financing received from the Central Bank of Argentina and other financial institutions	10	I	595,242	1,258,785
Issued Corporate Bonds	10 and 35	I	2,538,119	6,747,782
Current Income Tax Liabilities	19		2,432,551	7,046,929
Subordinated Corporate Bonds	10 and 35	I	41,039,615	46,976,966
Provisions	15	J and R	1,370,453	1,786,649
Deferred Income Tax Liabilities			7,812,247	8,616,356
Other Non-financial Liabilities	16		43,687,701	41,576,269
TOTAL LIABILITIES			692,271,747	851,632,322
SHAREHOLDERS’ EQUITY
Capital Stock	27		639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Adjustments to Shareholders’ Equity			73,737,944	73,737,944
Earnings Reserved			110,539,792	150,402,396
Unappropriated Retained Earnings			(8,093,918)	(69,316,862)
Other Comprehensive Income	3		2,541,617	1,539,038
Net Income of the period/ fiscal year			15,052,094	33,374,121
Net Shareholders’ Equity attributable to controlling interest			206,846,723	202,805,831
Net Shareholders’ Equity attributable to non-controlling interests			2,861	2,562
TOTAL SHAREHOLDERS’ EQUITY			206,849,584	202,808,393
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			899,121,331	1,054,440,715

The notes 1 to 43 to the condensed consolidated interim financial statements and the exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

- 2 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

Items	Notes	Exhibits	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
Interest income		Q	49,892,491	152,930,878	56,093,210	158,150,068
Interest expense		Q	(20,145,289)	(66,442,632)	(23,832,102)	(56,148,972)
Net Interest income			29,747,202	86,488,246	32,261,108	102,001,096
Commissions income	20	Q	8,666,847	24,715,391	8,748,541	25,398,980
Commissions expense		Q	(841,787)	(2,309,835)	(711,554)	(2,067,488)
Net Commissions income			7,825,060	22,405,556	8,036,987	23,331,492
Subtotal (Net Interest income +Net Commissions income)			37,572,262	108,893,802	40,298,095	125,332,588
Profit from measurement of financial instruments at fair value through profit or loss		Q	3,456,675	14,759,470	4,116,258	10,688,133
Profit from sold or derecognized assets at amortized cost			2	139,152	93,373	1,598,657
Differences in quoted prices of gold and foreign currency	21		591,568	2,765,485	1,840,237	4,050,596
Other operating income	22		1,763,621	5,303,461	1,801,495	5,448,686
Allowance for loan losses			(211,531)	(446,677)	(2,667,614)	(8,003,546)
Net Operating Income			43,172,597	131,414,693	45,481,844	139,115,114
Employee benefits	23		(9,023,811)	(26,998,186)	(9,451,742)	(27,038,578)
Administrative expenses	24		(4,492,519)	(12,880,284)	(5,183,582)	(14,576,411)
Depreciation and amortization of fixed assets		F and G	(1,657,186)	(4,786,342)	(1,548,122)	(4,505,303)
Other Operating Expenses	25		(7,541,905)	(22,099,677)	(6,993,762)	(21,201,187)
Operating Income			20,457,176	64,650,204	22,304,636	71,793,635
Income from associates and joint arrangements	11		(1,293)	47,453	22,957	72,010
Loss on net monetary position			(12,816,472)	(45,144,225)	(10,132,807)	(26,917,957)
Income before tax on continuing operations			7,639,411	19,553,432	12,194,786	44,947,688
Income tax on continuing operations	19.c)		(285,036)	(4,501,039)	(4,824,319)	(15,920,671)
Net Income from continuing operations			7,354,375	15,052,393	7,370,467	29,027,017
Net Income of the period			7,354,375	15,052,393	7,370,467	29,027,017
Net Income of the period attributable to controlling interest			7,354,252	15,052,094	7,370,327	29,026,610
Net Income of the period attributable to non-controlling interest			123	299	140	407

- 3 -	Delfín Jorge Ezequiel Carballo Chairperson

CONSOLIDATED EARNINGS PER SHARE
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

Items	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
Net Profit attributable to Parent’s shareholders	7,354,252	15,052,094	7,370,327	29,026,610
Plus: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	7,354,252	15,052,094	7,370,327	29,026,610
Weighted average of outstanding common shares of the period	639,413	639,413	639,413	639,413
Plus: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares of the period adjusted as per dilution effect	639,413	639,413	639,413	639,413
Basic earnings per share (in pesos)	11.5016	23.5405	11.5267	45.3957

- 4 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

Items	Notes	Exhibits	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
Net Income of the period			7,354,375	15,052,393	7,370,467	29,027,017
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion			(184,306)	(520,419)	79,007	194,322
Foreign currency translation differences of the period			(184,306)	(520,419)	79,007	194,322
Profit or losses for financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			241,444	1,522,998	1,084,864	(1,253,140)
Profit or losses of the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	(257,039)	29,204	(393,366)	(1,164,345)
Adjustment for reclassification of period			619,520	2,206,112	1,550,089	2,605,137
Income tax	19.c)		(121,037)	(712,318)	(71,859)	(187,652)
Total Other Comprehensive Income that is subsequently reclassified to profit or loss			57,138	1,002,579	1,163,871	1,447,462
Total Other Comprehensive Income			57,138	1,002,579	1,163,871	1,447,462
Total Comprehensive Income of the period			7,411,513	16,054,972	8,534,338	30,474,479
Total Comprehensive Income attributable to controlling interest			7,411,390	16,054,673	8,534,198	30,474,072
Total Comprehensive Income attributable to non-controlling interest			123	299	140	407

The notes 1 to 43 to the condensed consolidated interim financial statements and the exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

- 5 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other (1)	Legal	Other	Unappropriated Retained Earnings (1)	Total Controlling Interests	Total Non- Controlling Interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	73,737,944	1,239,890	299,148	43,950,705	106,451,691	(35,942,741)	202,805,831	2,562	202,808,393
Total comprehensive income of the period
- Net income of the period									15,052,094	15,052,094	299	15,052,393
- Other comprehensive income of the period					(520,419)	1,522,998				1,002,579		1,002,579
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2021
-Cash dividends	28							(11,650,368)		(11,650,368)		(11,650,368)
-Absorption of loss	38
Voluntary reserve								(605)	605
Voluntary reserve for future distribution earnings								(27,848,218)	27,848,218
Personal property tax on business corporation								(363,413)		(363,413)		(363,413)
Amount at the end of the period		639,413	12,429,781	73,737,944	719,471	1,822,146	43,950,705	66,589,087	6,958,176	206,846,723	2,861	206,849,584

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other (1)	Legal	Other	Unappropriated Retained Earnings (1)	Total Controlling Interests	Total Non- Controlling Interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	73,737,944	1,075,728	(821,241)	28,736,032	73,676,513	6,037,784	195,511,954	2,615	195,514,569
Total comprehensive income of the period
- Net income of the period									29,026,610	29,026,610	407	29,027,017
- Other comprehensive income of the period					194,322	1,253,140				1,447,462		1,447,462
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2020
-Legal reserve							15,214,673		(15,214,673)
-Normative reserve								60,139,973	(60,139,973)
-Cash dividends	28							(21,793,062)		(21,793,062)		(21,793,062)
Other changes											(548)	(548)
Amount at the end of the period		639,413	12,429,781	73,737,944	1,270,050	431,899	43,950,705	112,023,424	(40,290,252)	204,192,964	2,474	204,195,438

(1) Amounts at the beginning of the fiscal year were adjusted in accordance with Communication “A” 7211. See also Note 3 section “New standards adopted in the fiscal year”.

The notes 1 to 43 to the condensed consolidated interim financial statements and the exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

- 6 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

Items	Notes	09/30/2021	09/30/2020
Cash flows from operating activities
Income of the period before Income Tax		19,553,432	44,947,688
Adjustment for the total monetary effect of the period		45,144,225	26,917,957
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		4,786,342	4,505,303
Allowance for loan losses		446,677	8,003,546
Difference in quoted prices of foreign currency		(12,667,148)	(17,417,091)
Other adjustments		36,234,495	28,138,444
Net increase/(decrease) from operating assets:
Debt Securities at fair value through profit and loss		54,128,702	(14,647,409)
Derivative financial instruments		8,970	73,641
Repo transactions		31,559,752	(80,261,515)
Loans and other financing
Non-financial public sector		2,273,185	5,914,860
Other financial entities		793,662	4,645,891
Non-financial private sector and foreign residents		38,731,881	30,892,967
Other debt securities		(31,318,234)	(133,428,616)
Financial assets delivered as guarantee		722,810	1,256,291
Equity instruments at fair value through profit or loss		192,139	384,294
Other assets		4,257,123	(13,316,680)
Net increase/(decrease) from operating liabilities:
Deposits
Non-financial public sector		(46,823,831)	128,322,047
Financial sector		(124,014)	86,593
Non-financial private sector and foreign residents		(80,267,843)	132,705,132
Liabilities at fair value through profit or loss		2,220,152
Derivative financial instruments		2,125	(1,432,762)
Repo transactions		963,071	(1,869,236)
Other liabilities		(22,653,756)	472,212
Payments for Income Tax		(8,530,212)	(9,014,120)
Total cash from operating activities (A)		39,633,705	145,879,437

- 7 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

Items	Notes	09/30/2021	09/30/2020
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(5,346,510)	(3,694,456)
Total cash used in investing activities (B)		(5,346,510)	(3,694,456)
Cash flows from financing activities
Payments:
Dividends			(548)
Non subordinated corporate bonds		(3,472,661)	(2,245,857)
Financing from local financial entities		(541,940)	(3,039,956)
Subordinated Corporate Bonds		(1,425,876)	(1,556,585)
Other payments related to financing activities		(484,226)	(563,207)
Collections/Incomes:
Central Bank of Argentina			6,526
Total cash used in financing activities (C)		(5,924,703)	(7,399,627)
Effect of exchange rate fluctuations (D)		20,027,616	29,100,387
Monetary effect on cash and cash equivalents (E)		(102,295,310)	(66,887,853)
Net (decrease)/increase in cash and cash equivalents (A+B+C+D+E)		(53,905,202)	96,997,888
Restated cash and cash equivalents at the beginning of the fiscal year	26	361,027,582	274,817,859
Cash and cash equivalents at the end of the period	26	307,122,380	371,815,747

The notes 1 to 43 to the condensed consolidated interim financial statements and the exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

- 8 -	Delfín Jorge Ezequiel Carballo Chairperson

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the Bank), is a stock corporation (sociedad anónima), organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services and electronic payments services.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares have been publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994; and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

During 2020 and 2021, the Bank made contributions in the company Play Digital SA for a total amount of 253,557 (not restated). On September 28, 2021, the Extraordinary Shareholders’ Meeting of Play Digital SA accepted the last irrevocable capital contributions made on March 4 and May 12, 2021 in which the Bank subscribed 96,539,571 common, registered shares, with a face value of Ps. 1, amounting to 215,717,076 shares. As a consequence, after the last acceptance of capital contribution, the Bank’s interest in Play Digital SA amounted to 10.020% while before the mentioned acceptance amounted to 9.9545%. The company’s purpose is to develop and market a payment solution linked to bank accounts held by financial system users in order to bring significant improvement to their payment experience.

Additionally, on October 1, 2021, Banco Macro SA decided to exercise a call option to reach 24.99% of the equity interest in Fintech SGR. Consequently, the Bank has 49.9939% of the Class B shares belonging to protector partners. The amount paid on October 15 was 33,488. The purpose of this company is to enable small and medium-sized companies (PyMES, for its acronym in Spanish), to access to credit by posting guarantees.

In addition, on October 15, 2021 Banco Macro SA paid 50,850 in order to purchase share representing 50% of the capital stock and votes of Finova SA. The main purpose of this company is to develop and market the website www.facturbo.com.ar, a digital solution that allows customers to negotiate credit instruments issued and accepted by large companies in favor of small and medium-sized companies (MiPyMES, for its acronym in Spanish).

On November 24, 2021, the Board of Directors approved the issuance of these condensed consolidated interim financial statements.

2.	OPERATIONS OF THE BANK

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On November 25, 1999, December 28, 2006 and October 1, 2018 extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.

As of September 30, 2021 and December 31, 2020, the deposits held by the Misiones Provincial Government with the Bank amounted to 12,187,202 and 22,241,609 (including 1,073,358 and 1,107,401, related to court deposits), respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of September 30, 2021 and December 31, 2020, the deposits held by the Salta Provincial Government with the Bank amounted to 5,315,401 and 5,172,994 (including 2,075,368 and 1,699,555, related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of September 30, 2021 and December 31, 2020, the deposits held by the Jujuy Provincial Government with the Bank amounted to 11,788,956 and 14,943,219 (including 1,915,037 and 1,600,241, related to court deposits), respectively.

2.4.	Agreement with the Tucumán Provincial Government

The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipalities Governments are effective through years 2031, 2023 and 2025, respectively.

As of September 30, 2021 and December 31, 2020, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 16,667,000 and 19,550,026 (including 4,748,966 and 4,843,839, related to court deposits), respectively.

Additionally, as of September 30, 2021 and December 31, 2020, the Bank granted loans to the Tucumán Provincial Government for an amount of 2,145,176 and 3,917,842, respectively.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

These condensed consolidated interim financial statements of the Bank were prepared in accordance with the accounting framework established by Central Bank of Argentina (BCRA, for its acronym in Spanish) in its Communiqué “A” 6114 as supplementary. Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that have affected the preparation of these condensed consolidated interim financial statements are as follows:

a)	According to Communiqué “A” 6114, as supplementary, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on January 1, 2020 included, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these condensed consolidated interim financial statements, the Bank is in the process of quantifying the effect of the full application of the mentioned standard.

b)	Additionally, the Bank received on March 12 and 22, 2021 and April 29, 2019 Memorandums from the BCRA, which established specifics guidelines related to the measurement of the Bank’s holding in Prisma Medios de Pago SA as explained in note 9. Considering such guidelines, the Bank adjusted the fair value previously determined. As of the date of issuance of these condensed consolidated interim financial statements, the Bank is in the process of quantifying the difference over such fair value and the fair value calculated according to IFRS, which could be material.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed consolidated interim financial statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7183. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Basis for the preparation and consolidation

These condensed consolidated interim financial statements as of September 30, 2021, have been prepared in accordance with the accounting Framework established by the BCRA as mentioned in the previous section “Applicable accounting standards” which, particularly for condensed consolidated interim financial statements, is based on IAS 34 “Interim Financial Reporting”.

For the preparation of these condensed consolidated interim financial statements, in addition to sections “measuring unit” and “new standards adopted in the fiscal year” of this note, the Bank has applied the basis for the preparation and consolidation, the accounting policies and the material accounting judgements, estimates and assumptions described in the consolidated financial statements for the fiscal year ended on December 31, 2020, already issued.

These condensed consolidated interim financial statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein as well as the relevant events and transactions occurred after the issuance of the last annual consolidated financial statements for the fiscal year ended on December 31, 2020, already issued. Nevertheless, the present condensed consolidated interim financial statements do not include all the information or all the disclosures required for the annual consolidated financial statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, these condensed consolidated interim financial statements must be read together with the annual consolidated financial statements for the fiscal year ended December 31, 2020, already issued.

As of September 30, 2021 and December 31, 2020, the Bank has consolidated into its financial statements the financial statements of the following companies:

Subsidiaries	Principal Place of Business	Country	Main Activity
Macro Securities SA (1) and (2)	Ave. Eduardo Madero 1182 – CABA	Argentina	Stock exchange services
Macro Fiducia SA	Ave. Eduardo Madero 1182 – 2nd floor. CABA	Argentina	Services
Macro Fondos SGFCISA	Ave. Eduardo Madero 1182 – 24th floor, Office B–. CABA	Argentina	Management and administration of mutual funds

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

Subsidiaries	Principal Place of Business	Country	Main Activity
Macro Bank Limited (3)	Caves Village, Building 8 Office 1 – West Bay St., Nassau	Bahamas	Banking entity
Argenpay SAU	Ave. Eduardo Madero 1182 – CABA	Argentina	Electronic payments services

(1)	Consolidated with Macro Fondos SGFCISA (80.90% equity interest and voting rights).

(2)	The indirect interest of Banco Macro SA is held through Macro Fiducia SA.

(3)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest 28,182).

As of September 30, 2021 and December 31, 2020, the Bank’s equity interest and voting rights in the companies it consolidates is as follows:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SA	Common	12,776,680	99.925%	99.932%	0.075%	0.068%
Macro Fiducia SA	Common	46,935,318	99.046%	99.046%	0.954%	0.954%
Macro Fondos SGFCISA	Common	327,183	99.939%	100.00%	0.061%
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%
Argenpay SAU	Common	241,200,000	100.00%	100.00%

Total assets, liabilities and Shareholders’ equity of the Bank and all its subsidiaries as of September 30, 2021 and December 31, 2020 are as follows:

Balances as of 09/30/2021	Banco Macro SA	Macro Bank Limited	Macro Securities SA	Macro Fiducia SA	Argenpay SAU	Eliminations	Consolidated
Assets	884,371,361	15,081,709	12,396,688	112,246	638,140	(13,478,813)	899,121,331
Liabilities	677,524,638	12,175,147	9,595,549	2,506	366,811	(7,392,904)	692,271,747
Equity attributable to the owners of the Bank	206,846,723	2,906,562	2,685,118	109,740	271,329	(5,972,749)	206,846,723
Equity attributable to non-controlling interests			116,021			(113,160)	2,861

Balances as of 12/31/2020	Banco Macro SA	Macro Bank Limited	Macro Securities SA	Macro Fiducia SA	Argenpay SAU	Eliminations	Consolidated
Assets	1,027,136,531	10,356,541	26,387,569	121,070	481,731	(10,042,727)	1,054,440,715
Liabilities	824,330,700	6,789,134	24,101,325	7,369	232,450	(3,828,656)	851,632,322
Equity attributable to the owners of the Bank	202,805,831	3,567,407	2,180,996	113,701	249,281	(6,111,385)	202,805,831
Equity attributable to non-controlling interests			105,248			(102,686)	2,562

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed consolidated interim financial statements continue to be prepared on the going concern basis.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

Transcription into books

As of the date of issuance of these condensed consolidated interim financial statements, the same are in the process of being transcribed into the Books of Accounts of Banco Macro SA.

Figures expressed in thousands of pesos

These condensed consolidated interim financial statements disclose figures expressed in thousands of Argentine pesos in terms of purchasing power as of September 30, 2021, and are rounded up to the nearest amount in thousands of pesos, unless otherwise expressly stated (see section “Measuring unit” of this note).

Comparative information

The condensed consolidated interim statement of financial position as of September 30, 2021, is presented comparatively with year-end data of the immediately preceding fiscal year, while the statement of income and the statement of other comprehensive income for the three and nine-month periods ended September 30, 2021, and the statement of changes in shareholders’ equity and the statement of cash flows and cash equivalents for the nine-month period ended September 30, 2021, are presented comparatively with data as of the same periods of the immediately preceding fiscal year.

The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the measuring unit current at the end of the reporting period (see the following section “Measuring unit”).

Additionally and in accordance with Communiqué “A” 7211 certain reclassifications were made (see also section “New standards adopted in the fiscal year” of this note).

Measuring unit

These condensed consolidated interim financial statements have been restated for the changes in the general purchasing power of the functional currency (Argentine pesos) of the Bank, as of September 30, 2021, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, specifics rules established by BCRA through Communiqués “A” 6651, 6849, as amendments, which established to apply this method, on a mandatory basis, from fiscal years beginning on January 1, 2020, included and determined as the transition date on December 31, 2018.

According to IFRS, the restatement of financial statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain qualitative indicators, not limited to, consisting of analyzing the general population behavior, prices, interest rates and wages with changes to a price index and the loss of purchasing power, and (ii) as quantitative characteristic, which is the most used condition in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors, the three-year inflation rate exceeds that figures and the Argentine government goals and other available estimates also indicate that this trend will not be reversed in the short term.

The restatement was applied as if the economy had always been hyperinflationary; using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes were used, as prepared and published on a monthly basis by the Argentine Federation of Professional Councils on Economic Sciences (FACPCE, for its acronym in Spanish), which combines consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices indexes published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the wholesale price index (WPI) variation, the CPI variation for CABA was used.

Considering the abovementioned indexes, the inflation rate was 36.96% and 22.29% for the nine-month periods ended September 30, 2021 and 2020, respectively, and 36.14% for the fiscal year ended on December 31, 2020.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

Below is a description of the restating mechanism provided by IAS 29 and the restatement process for financial statements established by BCRA Communiqué “A” 6849, as supplementary:

Description of the main aspects of the restatement process for statements of financial position:

(i)	Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets, in some extend such effects. The net gain or loss on a monetary basis is included in profit or loss of the period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements is adjusted in accordance with such agreements.

(iii)	Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measurement unit, the income or loss produced by holding these non-monetary items.

(iv)	Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, are restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss of the period related to depreciation of property, plant and equipment and amortization of Intangible Assets and other non-monetary cost are determined over the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates for the inflation during the same period is not capitalized.

(vi)	The restatement of non-monetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss of the period. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss of the period and deferred tax related to the revaluation is recognized in other comprehensive income of the period.

Description of the main aspects of the restatement process for statements of income and other comprehensive income:

(i)	Income and expenses are restated from the date the items were recorded, except for those income or loss items that reflect or include, in their determination, the consumption of assets measured at the currency purchasing power from a date prior to that which the consumption was recorded, which is restated using as a basis the acquisition date of the assets related to the item, except for income or losses arising from comparing the two measurements at currency purchasing power of different dates, for which it requires to identify the compared amounts, to restate them separately and to repeat the comparison, with the restated amounts.

(ii)	The gain or loss from monetary position will be classified based on the item that generated it and will be separately disclosed reflecting the inflationary effects over such items.

Description of the main aspects of the restatement process for the statements of changes in shareholders’ equity:

(i)	As the transition date (December 31, 2018), the Bank has applied the following procedures:

(a)	The components of equity, except the ones mentioned below, were restated from the dates the components were contributed or otherwise arose according to BCRA Communiqué “A” 6849, for each item.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

(b)	Earnings reserved, including the special reserve for the first time application of IFRS, were stated at nominal value at the transition date (legal amount not restated).

(c)	The unappropriated retained earnings were determinated as a difference between the restated net asset at the transition date and the other components of equity, restated as disclosed in the abovementioned paragraphs.

(d)	The accumulated balances of other comprehensive income were recalculated in terms of measuring unit current at the transition date.

(ii)	After the transition date restatement abovementioned in (i), all equity’s components are restated by applying a general price index as mentioned before from the beginning of the period and each variation of those components is restated from the contribution date or from the moment it was produced by any other way, and the accumulated OCI balances are redetermined according to the items that generated.

Description of the main aspects of the restatement process for the statement of cash flows:

(i)	All items are restated in terms of the measuring unit current at the end of the reporting period.

(ii)	The monetary gain or losses generated by cash and cash equivalents are separately disclosed in the statement of cash flows after the cash flow from operating investment activities and financing activities, in a separate and independent line, under the description “Monetary effect on cash and cash equivalent”.

Accounting judgments, estimates and assumptions

The preparation of these condensed consolidated interim financial statements requires the Bank’s Management to consider significant accounting judgments, estimates and assumptions that impact on the reported assets and liabilities, income, revenues and expenses, as well as the assessment and disclosure of contingent assets and liabilities, as of the end of the period. The Bank’s reported amounts are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the uncertainties associated with the estimates and assumptions made by the Bank’s Management may drive in the future to final amounts that may differ from those estimates and may require material adjustments to the reported amounts of the affected assets and liabilities.

The Bank applies the same accounting judgments, estimates and assumptions described in note 3 section “accounting judgments, estimates and assumptions” to the consolidated financial statements as of December 31, 2020, already issued.

New standards adopted in the fiscal year

For the fiscal year beginning on January 1, 2021 the following amendment to accounting framework of the BCRA is effective:

Disclosures of the monetary effect from the application of the procedure for restating the financial statements (Communiqué “A” 7211):

As from this year, the Bank started recording in profit or loss of the period the monetary effect accrued from the monetary items measured at fair value through OCI. As a consequence, at the beginning of this fiscal year, the related unappropriated retained earnings were adjusted as a prior period earning adjustment (AREA, for its acronym in Spanish) in order to include the monetary effect of the abovementioned assets that would have been recorded in OCI as of such date.

Below are the amounts adjusted in the statement of income and other comprehensive income and in the statement of changes in the shareholders’ equity for the three and nine-month periods ended September 30, 2020, as a consequence of aforementioned procedure:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

	Before amendment – restated		Amendment		After amendment – restated
Description	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
Statement of income
(Loss) / Income from measurement of financial instruments at fair value through profit or loss	(11,497,175)	(21,874,336)	15,613,433	32,562,469	4,116,258	10,688,133
Income / (Loss) on net monetary position	7,373,759	8,615,211	(17,506,566)	(35,533,168)	(10,132,807)	(26,917,957)

Statement of other comprehensive income
Profit or losses for financial instruments measured at fair value through other comprehensive income	(2,286,499)	(4,135,044)	1,893,133	2,970,699	(393,366)	(1,164,345)

Statement of changes in the shareholders’ equity
Unappropriated retained earnings	9,263,460	(37,307,299)	(1,893,133)	(2,982,953)	7,370,327	(40,290,252)
Other comprehensive (loss) / income – Other	(808,269)	(2,551,054)	1,893,133	2,982,953	1,084,864	431,899

New pronouncements

Pursuant to Communiqué “A” 6114 of the BCRA, as new IFRS are approved and existing IFRS are amended or revoked and, once these changes are approved through the notices of approval issued by FACPCA, the BCRA shall issue a statement on the approval thereof for financial entities. Generally, financial institutions shall not apply any IFRS in advance, except as specifically authorized at the time of the adoption thereof.

The new and amended standards and interpretation that are issued, but not yet effective, up to the date of issuance of these condensed consolidated interim financial statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they come effective.

a)	Amendments to IFRS 3 - Reference to the Conceptual: the amendments are intended to replace a reference to a previous version of the IASB’s Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements. The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” or IFRIC 21 “Levies”, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the financial statements.

b)	Amendments to IAS 16 - Property, Plant and Equipment (PP&E): proceeds before Intended Use. The amendment prohibits entities from deducting from the cost of an item of PP&E, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

c)	Amendments to IAS 37 - Onerous Contracts – Costs of Fulfilling a Contract: the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a ‘directly related cost approach’. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract. The impact of these amendments on Entities that previously applied the incremental cost approach, is that they will see provisions increase to reflect the inclusion of costs related directly to contract activities, whilst entities that previously recognized contract loss provisions using the guidance from the former standard, IAS 11 Construction Contracts, will be required to exclude the allocation of indirect overheads from their provisions. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the financial statements.

d)	Annual improvement cycle (2018-2020): the following is a summary of the amendments from the 2018-2020 annual improvements cycle:

•	IFRS 1 First-time Adoption of International Financial Reporting – Subsidiary as a first-time adopter: the amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRS. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1. This amendment is applicable as of January 1, 2022.

•	IFRS 9 Financial Instruments Fees in the ’10 per cent’ test for derecognition of financial liabilities: the amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of them original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. This amendment is applicable as of January 1, 2022.

•	IFRS 16 “Leases” Illustrative examples - Lease incentives: the amendment removes the Example 13 accompanying IFRS 16 of payments from the lessor relating to leasehold improvements. This removes potential confusion regarding the treatment of lease incentives when applying IFRS 16.

The Bank does not expect this standard to have a material impact on the financial statements.

e)	Amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 – Disclosures to accounting policies: the amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policies and examples of when an accounting policy likely. Therefore, a guidance with explanations and examples denominated “four-step materiality process” was developed. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the financial statements.

f)	Amendments to IAS 8 “Accounting policies, changes in accounting estimates and Errors” – Definition of Accounting Estimates: the amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. The amended standard clarifies that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors. The previous definition of a change in accounting estimate specified that changes in accounting estimates may result from new information or new developments. Therefore, such changes are not corrections of errors. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the financial statements.

g)	Amendments to IAS 12 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction: the IASB issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of professional judgement (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the financial statements (and interest expense) or to the related asset component (and interest expense). Professional judgement is important in determining whether any temporary differences exist on initial recognition of the asset and liability. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in statement of financial position and they are, therefore, an integral part of the total risk of the Bank.

As of September 30, 2021 and December 31, 2020, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	09/30/2021	12/31/2020
Undrawn commitments of credit cards and checking accounts	145,836,899	130,411,743
Guarantees granted (1)	1,790,688	1,756,855
Overdraft and unused agreed commitments (1)	1,640,464	710,273
Letters of credit		1,217,095
Subtotal	149,268,051	134,095,966
Less: Allowance for expected credit losses (ECL)	(279,950)	(23,566)
Total	148,988,101	134,072,400

(1)	Includes transactions not covered by BCRA debtor classification standard. For Guarantee granted, it includes an amount of 29,208 and 221,693 as of September 30, 2021 and December 31, 2020, respectively. For Overdraft and unused agreed commitments, it includes an amount of 898,449 and 111,789 as of September 30, 2021 and December 31, 2020, respectively.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy, described in note 41 to the consolidated financial statements as of December 31, 2020, already issued.

5.	DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The composition of debt securities at fair value through profit or loss as of September 30, 2021 and December 31, 2020 is as follows:

Composition	09/30/2021	12/31/2020
Government securities	20,393,651	74,784,526
Private securities	848,634	518,319
Total	21,242,285	75,302,845

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

6.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of September 30, 2021 and December 31, 2020 is as follows:

Composition	09/30/2021	12/31/2020
Sundry debtors (see note 9)	9,192,534	10,122,149
Receivables from spot sales of foreign currency pending settlement	6,912,522	11,559,730
Receivables from other spot sales pending settlement	2,617,489	2,358,532
Receivables from spot sales of government securities pending settlement	1,552,417	758,667
Private securities	838,580	829,202
Other	340,876	263,915
Subtotal	21,454,418	25,892,195
Less: Allowances for ECL	(25,396)	(25,922)
Total	21,429,022	25,866,273

Disclosures related to allowance for ECL are detailed in note 7 “Loss allowance for credit losses on credit exposures not measured at fair value through profit or loss”, section 7.4.

7.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

Note 10 discloses financial assets measured at fair value on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to the expressed in note 3 “Basis for the preparation of these financial statements and applicable accounting standards” for the annual consolidated financial statements as of December 31, 2020, already issued. Additionally, note 10 explains the information related to the valuation process.

Moreover, considering the temporary exclusion established by BCRA mentioned in note 3 “Applicable accounting standards” the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through other comprehensive income, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards and checking accounts, letter of credits, which are not recognized in the consolidated statement of financial position.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding to credit risk of financial assets and items not recognized in the statement of financial position, are as follows:

7.1	Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loans characteristic, the Bank groups them as follows:

Composition	09/30/2021	12/31/2020
Loans and other financing	319,075,359	366,156,068
Individual assessment	80,896,878	101,749,402
Collective assessment	238,178,481	264,406,666
Less: Allowance for ECL (1)	(9,153,429)	(13,726,752)
Total	309,921,930	352,429,316

(1) As explain in note 3, ECL are not calculated to public sector exposures.

As is explained in note 41.1.3 “Adjustment for expected losses due to COVID-19 pandemic” to the consolidated financial statements as of December 31, 2020, already issued, the Bank make a special adjustment prospectively. As of September 30, 2021 and December 31, 2020 such adjustment amounted to 2,157,416 and 5,069,700, respectively.

The following table shows the credit quality and the debt balance to credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account the several guidelines related to flexible conditions for credit established by the BCRA to moderate the pandemic effects generated by COVID-19. The amounts are presented gross of the impairment allowances.

		09/30/2021
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		298,562,960	9,390,502		307,953,462	96.51
High grade	0.00% - 3.50%	252,789,891	1,331,034		254,120,925	79.64
Standard grade	3.51% - 7.00%	36,296,167	2,358,762		38,654,929	12.11
Sub-standard grade	7.01% - 33.00%	9,476,902	5,700,706		15,177,608	4.76
Past due but not impaired	33.01% - 99.99%	3,025,341	4,108,546		7,133,887	2.24

Impaired	100%			3,988,010	3,988,010	1.25
	Total	301,588,301	13,499,048	3,988,010	319,075,359	100
	%	94.52	4.23	1.25	100

		12/31/2020
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		339,864,922	11,870,572		351,735,494	96.06
High grade	0.00% - 3.50%	278,881,168	48,591		278,929,759	76.18
Standard grade	3.51% - 7.00%	43,704,552	2,539,179		46,243,731	12.63
Sub-standard grade	7.01% - 33.00%	17,279,202	9,282,802		26,562,004	7.25

Past due but not impaired	33.01% - 99.99%	1,087,472	9,183,463		10,270,935	2.81

Impaired	100%			4,149,639	4,149,639	1.13
	Total	340,952,394	21,054,035	4,149,639	366,156,068	100
	%	93.12	5.75	1.13	100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

7.1.1	Loans on an individual assessment

The table below shows the credit quality and the debt balance to credit risk of commercial loans based by grade on the Bank’s internal credit rating system, PD range and period-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 41 section “credit risk” to the consolidated financial statements as of December 31, 2020, already issued.

		09/30/2021
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		75,389,665	5,029,998		80,419,663	99.41
High grade	0.00% - 3.50%	57,704,883	970,729		58,675,612	72.53
Standard grade	3.51% - 7.00%	14,825,440	1,160,180		15,985,620	19.76
Sub-standard grade	7.01% - 33.00%	2,859,342	2,899,089		5,758,431	7.12

Past due but not impaired	33.01% - 99.99%

Impaired	100%			477,215	477,215	0.59
	Total	75,389,665	5,029,998	477,215	80,896,878	100
	%	93.19	6.22	0.59	100

		12/31/2020
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		93,077,420	3,809,633		96,887,053	95.22
High grade	0.00% - 3.50%	88,040,964	1,112		88,042,076	86.53
Standard grade	3.51% - 7.00%	3,755,589	1,992,287		5,747,876	5.65
Sub-standard grade	7.01% - 33.00%	1,280,867	1,816,234		3,097,101	3.04

Past due but not impaired	33.01% - 99.99%	510,388	2,211,755		2,722,143	2.68

Impaired	100%			2,140,206	2,140,206	2.10
	Total	93,587,808	6,021,388	2,140,206	101,749,402	100
	%	91.98	5.92	2.10	100

7.1.2	Loans on a collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification based on the Bank’s internal credit rating system, PD range and period-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 41 section “credit risk” to the consolidated financial statements as of December 31, 2020, already issued.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

		09/30/2021
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		223,173,295	4,360,504		227,533,799	95.53
High grade	0.00% - 3.50%	195,085,008	360,305		195,445,313	82.06
Standard grade	3.51% - 7.00%	21,470,727	1,198,582		22,669,309	9.52
Sub-standard grade	7.01% - 33.00%	6,617,560	2,801,617		9,419,177	3.95

Past due but not impaired	33.01% - 99.99%	3,025,341	4,108,546		7,133,887	3.00

Impaired	100%			3,510,795	3,510,795	1.47
	Total	226,198,636	8,469,050	3,510,795	238,178,481	100
	%	94.97	3.56	1.47	100

		12/31/2020
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		246,787,502	8,060,939		254,848,441	96.39
High grade	0.00% - 3.50%	190,840,204	47,479		190,887,683	72.19
Standard grade	3.51% - 7.00%	39,948,963	546,892		40,495,855	15.32
Sub-standard grade	7.01% - 33.00%	15,998,335	7,466,568		23,464,903	8.88

Past due but not impaired	33.01% - 99.99%	577,084	6,971,708		7,548,792	2.85

Impaired	100%			2,009,433	2,009,433	0.76
	Total	247,364,586	15,032,647	2,009,433	264,406,666	100
	%	93.55	5.69	0.76	100

7.2	Other debt securities at amortized cost

For corporate bonds bought, PD and LGD parameters calculated for loan exposures of those issuers were used. The corporate bonds’ EAD is considered equal to the debt balance.

For financial trusts at amortized cost, the criteria that was used in the calculation of ECL is based on credit risk ratings given by a credit rating agency for each types of debt securities that compose each financial trust. That is, the factor to be used will vary in relation to the holding debt securities (A or B). It is assumed that the EAD is equal to the debt balance.

The table below shows the exposures gross of impairment allowances by stages:

	09/30/2021
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	129,888			129,888	33.91
Financial trust	253,198			253,198	66.09

Total	383,086			383,086	100
%	100			100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

	12/31/2020
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	500,363			500,363	68.67
Financial trust	228,297			228,297	31.33

Total	728,660			728,660	100
%	100			100

The related ECL for corporate bonds as of September 30, 2021 and December 31, 2020 amounted to 400 and 1,690, respectively. The ECL related to financial trusts as of December 31, 2020 amounted to 149.

7.3	Government securities at amortized cost or fair value through OCI

This group includes federal government securities, provincial or Central Bank instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters was performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL was calculated for these instruments.

A detail of these investments and their characteristics are disclosed in note 8.

7.4.	Other financial assets

The table below shows the exposures gross of impairment allowances by stages:

	09/30/2021
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	21,454,418			21,454,418	100

Total	21,454,418			21,454,418	100
%	100			100

	12/31/2020
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	25,892,195			25,892,195	100

Total	25,892,195			25,892,195	100
%	100			100

The ECL related to these types of instruments amounted to 25,396 and 25,922 as of September 30, 2021 and December 31, 2020, respectively, including the ECL related to the payments to be collected for transaction mentioned in note 9.

In exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk” are also disclosed the ECL movements by portfolio and products.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

8.	OTHER DEBT SECURITIES

The composition of other debt securities as of September 30, 2021 and December 31, 2020 is as follows:

Composition	09/30/2021	12/31/2020
At fair value through OCI
Central Bank internal bills	130,383,025	176,231,595
Government securities	112,699,945	61,341,551
Government securities – Foreign	10,169,584	6,219,005

Total at fair value through OCI	253,252,554	243,792,151

At amortized cost
Government securities	22,195,608	41,891,633
Private securities	382,686	726,821

Total at amortized cost	22,578,294	42,618,454
Total	275,830,848	286,410,605

9.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

The composition of equity instruments at fair value through profit or loss as of September 30, 2021 and December 31, 2020 is as follows:

Composition	09/30/2021	12/31/2020
Prisma Medios de Pago SA (1)	1,791,063	1,945,754
Other	294,432	331,880

Total	2,085,495	2,277,634

(1)	On January 21, 2019, the Bank, together with the other shareholders, accepted a purchase offer made by AI ZENITH (Netherlands) B.V. (a company related to Advent International Corporation) for the acquisition of 1,933,051 common shares of par value Ps.1 each and entitled to one vote, representing 4.6775 % of its share capital, equivalent to 51% of the Bank’s capital stock in such company.

On February 1, 2019, the Bank completed the transfer of such shares for a total purchase price of (in thousands) USD 64,542 out of which the Bank received on the date hereof (in thousands) USD 38,311 and the payment of the balance for an amount of (in thousands) USD 26,231 shall be deferred for 5 years as follows: (i) 30% of such amount in Pesos adjusted by Unit of Purchasing Power (UVA, for its acronym in Spanish) at a 15% nominal annual rate; and (ii) 70% in US Dollars at a 10% nominal annual rate. The purchase price is guaranteed by the issuance of notes in favor of the Bank and pledges of the transferred shares.

During July 2019, the process to determine the final selling price of the shares of Prisma Medios de Pago SA (Prisma) was completed and the final price was (in thousands) USD 63,456. The difference arising from a final price lower than the estimated price was deducted from the price balance, therefore there was no need for the Bank to return any amounts received. All other payment conditions were not modified and remain in full force and effect under the terms described in this note.

The amounts receivable, in pesos and US dollars, are recorded in the item “Other financial assets”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

The remaining holding of the Bank in Prisma (equivalent to 49%), is recorded in “Equity instruments at fair value through profit or loss” determined from valuations performed by independent experts, which was adjusted in less, according to Memorandums issued by the BCRA. As of September 30, 2021 the valuation was adjusted by Memorandums dated March 12 and 22, 2021 while, as of December 31, 2020, as required by a Memorandum dated April 29, 2019.

In addition, sellers retained the usufruct (dividends) of the shares sold to be reported by Prisma for the year ended December 31, 2018, which were collected on April 26, 2019, and have the possibility to execute a put for the non-sold shares of this transaction (49%) and the buyer has the obligation to buy them, on an specific term established on the agreement, according to specifics clauses. Besides the proportion applicable to the buyer of the dividends to be reported for the following fiscal years –with the buyer’s commitment to voting in favor of the distribution of certain minimum percentages– will be used to create a guarantee trust to repay the deferred price amount through the concession by the buyer and Prisma of a usufruct over the economic rights of the shares in favor of such trust.

On February 22, 2021 the Bank collected cash dividends for an amount of 541,144 which 275,065 were applied to decrease the receivable generated by the financing granted to AI ZENITH (Netherlands) BV, for the purchase of Prisma´s shares. In addition, on May 28, 2021, the Bank collected cash dividends for an amount of 340,940 which 171,327 were applied to decrease the receivable generated by the financing abovementioned.

On October 1st, 2021, the Bank together with the other Shareholders of Prisma, sent the relevant exercise notice for their option to sell the 49% of the capital stock and votes of Prisma to AI ZENITH (Netherlandas) BV that they still hold. The price of such shares shall be determined pursuant to the calculation proceeding contractually agreed the parties shall agree upon which, as of the date of issuance of these condensed consolidated interim financial statements, it is not completed.

10.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or the most advantageous market) who are duly informed and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be an evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Notwithstanding the above, the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments; any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with regards to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of September 30, 2021 and December 31, 2020:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2021
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	21,242,285	20,393,651	1,049	847,585
Derivatives financial instruments	935	935
Other financial assets	838,580	805,302		33,278
Equity instruments at fair value through profit or loss	2,085,495	12,870		2,072,625

At fair value through OCI
Other debt Securities	253,252,554	197,855,105	55,397,449
Financial assets delivered as guarantee	2,023,180	2,023,180

Total	279,443,029	221,091,043	55,398,498	2,953,488

Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	2,220,152	2,220,152
Derivatives financial instruments	2,440	1,095	1,345

Total	2,222,592	2,221,247	1,345

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2020
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	75,302,845	74,784,526	9	518,310
Derivatives financial instruments	9,905		9,905
Other financial assets	829,201	793,347		35,854
Equity instruments at fair value through profit or loss	2,277,634	13,498		2,264,136

At fair value through OCI
Other debt Securities	243,792,151	158,073,389	85,718,762
Financial assets delivered as guarantee	952,882	952,882

Total	323,164,618	234,617,642	85,728,676	2,818,300

Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	315	315

Total	315	315

Description of valuation process

The fair value of instruments categorized as Level 1 was assessed by using quoted prices effective at the end of each period or fiscal year, as applicable, in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

On the other hand, for certain assets and liabilities that do not have an active market, categorized as Level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. To determine the market value of these instruments the Bank used valuation techniques based on own assumptions and independent appraisers’ valuations. For this approach, the Bank mainly used the cash flow discount model.

As of September 30, 2021 and December 31, 2020, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

Below is the reconciliation between the amounts at the beginning and at the end of the period, of the financial assets recognized at fair value categorized as level 3:

	As of September 30, 2021
Description	Debt instruments	Other financial assets	Equity investment at fair value through profit or loss
Amount at the beginning	518,310	35,854	2,264,136
Transfers to Level 3
Transfers for Level 3
Profit and loss	209,226	2,816	526,121
Recognition and derecognition	306,382	5,555	(19,004)
Monetary effects	(186,333)	(10,947)	(698,628)

Amount at the end of the period	847,585	33,278	2,072,625

	As of December 31, 2020
Description	Debt instruments	Other financial assets	Equity investment at fair value through profit or loss
Amount at the beginning	1,519,721	42,887	2,846,788
Transfers to Level 3
Transfers for Level 3
Profit and loss	284,587	12,972	183,074
Recognition and derecognition	(1,084,097)	(8,910)	23,435
Monetary effects	(201,901)	(11,095)	(789,161)

Amount at the end of the fiscal year	518,310	35,854	2,264,136

Quantitative information about Level 3 fair value measurements

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all of Level 3 principal assets measured at fair value on a recurring basis for which the Bank uses an internal model (with the exception of the Bank’s holding in Prisma for the reasons described in note 9).

	Fair value of Level 3 Assets	Valuation	Significant unobservable	Range of inputs 09/30/2021 Range of inputs
Description	09/30/2021	technique	inputs	Low	High	Unit
Debt Securities of Financial Trusts Provisional	61,145	Income approach (discounted cash flow)	Discount rate in pesos	34.81	59.19		%
Corporate bonds	783,647	Income approach (discounted cash flow)	Discount rate in pesos	30.26	54.15		%

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

	Fair value of Level 3 Assets	Valuation	Significant unobservable	Range of inputs 12/31/2020 Range of inputs
Description	12/31/2020	technique	inputs	Low	High	Unit
Debt Securities of Financial Trusts Provisional	515,084	Income approach (discounted cash flow)	Discount rate in pesos	43.84	47.60		%

The table below describes the effect of changing the significant unobservable inputs to reasonable possible alternatives. Sensitivity data were calculated using a number of techniques including analyzing price dispersion of different price sources, adjusting model inputs to analyze changes within the fair value methodology.

	09/30/2021		12/31/2020
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Debt Securities of Financial Trusts Provisional	340	(308)	616	(602)
Corporate bonds	37,440	(32,733)

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of September 30, 2021 and December 31, 2020, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not recognized at fair value

Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these condensed consolidated interim financial statements:

-	Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed and variable rate of financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates for each period or fiscal year, as applicable, for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

-	For public listed assets and liabilities, or those for which the prices are reported by certain renown pricing providers, the fair value was determined based on such prices.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30,

2021, unless otherwise expressly stated)

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of September 30, 2021 and December 31, 2020:

	09/30/2021
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	166,007,954	166,007,954			166,007,954
Repo transactions	22,431,396	22,431,396			22,431,396
Other financial assets	20,590,442	20,590,442			20,590,442
Loans and other financing	309,921,930			284,020,007	284,020,007
Other debt securities	22,578,294	329,287	21,278,232	805,442	22,412,961
Financial assets delivered as guarantee	16,828,529	16,828,529			16,828,529
Total	558,358,545	226,187,608	21,278,232	284,825,449	532,291,289

Financial liabilities
Deposits	542,154,341	284,966,470		257,036,750	542,003,220
Repo transactions	1,810,254	1,810,254			1,810,254
Other financial liabilities	46,608,632	45,045,996	1,549,124		46,595,120
Financing received from the BCRA and other financial entities	595,242	431,518	159,376		590,894
Issued corporate bonds	2,538,119		2,147,630		2,147,630
Subordinated corporate bonds	41,039,615		34,165,469		34,165,469
Total	634,746,203	332,254,238	38,021,599	257,036,750	627,312,587

	12/31/2020
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	178,000,766	178,000,766			178,000,766
Repo transactions	53,991,148	53,991,148			53,991,148
Other financial assets	25,037,072	25,037,072			25,037,072
Loans and other financing	352,429,316			328,643,322	328,643,322
Other debt securities	42,618,454	14,462,436	30,418,777	203,146	45,084,359
Financial assets delivered as guarantee	18,621,637	18,621,637			18,621,637
Total	670,698,393	290,113,059	30,418,777	328,846,468	649,378,304

Financial liabilities
Deposits	669,370,029	332,893,699		336,095,422	668,989,121
Repo transactions	847,183	847,183			847,183
Other financial liabilities	67,405,059	65,574,274	1,823,319		67,397,593
Financing received from the BCRA and other financial entities	1,258,785	443,568	802,084		1,245,652
Issued corporate bonds	6,747,782		5,643,759		5,643,759
Subordinated corporate bonds	46,976,966		39,859,873		39,859,873
Total	792,605,804	399,758,724	48,129,035	336,095,422	783,983,181

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30,

2021, unless otherwise expressly stated)

11.	INVESTMENT IN ASSOCIATES AND JOINT ARRANGEMENTS

11.1 Associates entities

a)	Macro Warrants SA

The Bank holds an investment in the associate Macro Warrants SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, the Bank used accounting information of Macro Warrants SA as of June 30, 2021. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between July 1, 2021 and September 30, 2021.

The following table presents the summarized financial information on the Bank’s investment in the associate:

Summarized statement of financial position	09/30/2021	12/31/2020
Total assets	76,723	80,737
Total liabilities	6,119	16,634
Shareholders’ equity	70,604	64,103
Proportional Bank’s interest	5%	5%
Investment carrying amount	3,530	3,205

As of September 30, 2021 and 2020, the investment carrying amount in the net income of the periods amounted to 325 y (1,830), respectively.

b)	Play Digital SA

As explain in note 1, the Bank holds an investment in the associate Play Digital SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate.

The following table presents the summarized financial information on the Bank’s interest in the associate:

Summarized statement of financial position	09/30/2021	12/31/2020
Total assets	1,745,352	903,739
Total liabilities	182,999	120,001
Shareholders’ equity	1,562,353	783,738
Proportional Bank’s interest	10.020%	9.9545%
Investment carrying amount	156,543	78,017

As of September 30, 2021, the investment carrying amount in the net income of the period amounted to 67,050 (loss).

11.2 Joint ventures

The Bank participates in the following joint ventures, implemented through Uniones Transitorias de Empresas (UTE, for its acronym in Spanish):

a)	Banco Macro SA – Wordline Argentina SA Unión transitoria: on April 7, 1998, the Bank executed an agreement with Siemens Itron Services SA to organize an UTE controlled on a joint basis through a 50% interest, the purpose of which is to facilitate a data processing center for the tax administration, to modernize the systems and tax collection processes of the Province of Salta and manage and recover municipal taxes and fees.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30,

2021, unless otherwise expressly stated)

The following table presents the summarized financial information on the Bank’s investment in the UTE:

Summarized statement of financial position	09/30/2021	12/31/2020
Total assets	596,501	530,748
Total liabilities	130,362	134,762
Shareholders’ equity	466,139	395,986
Proportional Bank’s interest	50%	50%
Investment carrying amount	233,070	197,993

As of September 30, 2021 and 2020, the investment carrying amount in the net income of the periods amounted to 114,228 and 75,941, respectively.

b)	Banco Macro SA – Gestiva SA Unión transitoria: on May 4, 2010 and August 15, 2012, the Bank executed with Gestiva SA the UTE agreement to form “Banco Macro SA – Gestiva SA – Unión Transitoria de Empresas”, under joint control, the purpose of which is to render the integral processing and management services of the tax system of the Province of Misiones, the management thereof and tax collection services. The Bank holds a 5% interest in this UTE.

On April 5, 2018, the Bank, the UTE and the tax authorities of the Misiones provincial government entered into an agreement of “termination by mutual agreement” of the adaptation agreement, without implying or modifying the Bank’s rights and obligations as a financial agent of the province for the services provision established in the agreement. On May 31, 2021 and due to abovementioned agreement, this UTE was derecognized. As of December 31, 2020, according to the above-mentioned, the remaining investment amounted to 49.

12.	OTHER NON-FINANCIAL ASSETS

The composition of the other non-financial assets as of September 30, 2021 and December 31, 2020 is as follows:

Composition	09/30/2021	12/31/2020
Advanced prepayments	1,084,711	638,503
Investment property (see Exhibit F)	788,310	1,342,429
Tax advances	146,592	827,576
Other	185,923	248,465
Total	2,205,536	3,056,973

13.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of the parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30,

2021, unless otherwise expressly stated)

As of September 30, 2021 and December 31, 2020, amounts balances related to transactions generated with related parties are as follows:

	As of September 30, 2021
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposit in banks	791							791
Other financial assets		71,477				104,891	129,807	306,175
Loans and other financing (3)
Documents						26,422	26,422
Overdraft						93,731	784,441	878,172
Credit Cards						58,017	30,034	88,051
Lease							12,620	12,620
Personal loans						1,478		1,478
Mortgage loans						235,113		235,113
Other loans		650,915				8,471	1,012,979	1,672,365
Other receivables for financial intermediation							6,405	6,405
Guarantee granted							852,144	852,144
Total assets	791	722,392				501,701	2,854,852	4,079,736

Liabilities
Deposits	5	3,235,209	157,137	46,602	44,952	9,970,197	1,175,360	14,629,462
Liabilities at fair value through profit or loss							2,117,051	2,117,051
Other financial liabilities		2,120,049				880,640	23,222	3,023,911
Issued corporate bonds		598,544						598,544
Other non-financial liabilities							13,057	13,057
Total liabilities	5	5,953,802	157,137	46,602	44,952	10,850,837	3,328,690	20,382,025

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

(3)	The maximum financing amount for loans and other financing as of September 30, 2021 for Macro Securities SA, Key management personnel and other related parties amounted to 971,842, 515,882 and 4,980,774, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30,

2021, unless otherwise expressly stated)

	As of December 31, 2020
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposit in banks	923							923
Repo transaction		1,050,996						1,050,996
Other financial assets							203	203
Loans and other financing (3)
Documents							2,093	2,093
Overdraft						44,859	556,622	601,481
Credit Cards						62,067	15,069	77,136
Lease		1,416					7,153	8,569
Personal loans						15,957		15,957
Mortgage loans						115,282		115,282
Other loans		974,835					521,110	1,495,945
Guarantee granted							1,139,080	1,139,080
Total assets	923	2,027,247				238,165	2,241,330	4,507,665

	As of December 31, 2020
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
Liabilities
Deposits	10	919,563	178,886	78,033	59,356	850,035	5,173,221	7,259,104
Other financial liabilities		21,386				16,164,230	15,857	16,201,473
Other non-financial liabilities							15,645	15,645
Total liabilities	10	940,949	178,886	78,033	59,356	17,014,265	5,204,723	23,476,222

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

(3)	The maximum financing amount for loans and other financing as of December 31, 2020 for Macro Securities SA, Key management personnel and other related parties amounted to 979,231, 1,365,944 and 6,400,520, respectively.

Profit or loss related to transactions generated during the nine-month periods ended September 30, 2021 and 2020 with related parties are as follows:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30,
2021, unless otherwise expressly stated)

	As of September 30, 2021
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
Income / (loss)
Interest income		2,517				106,626	945,755	1,054,898
Interest expense		(3,822)			(13,011)	(30,671)	(57,018)	(104,522)
Commissions income		13,743	83		139	14	14,001	27,980
Commissions expense						(21)	(159)	(180)
Other operating income	2	6,478					22	6,502
Administrative expense							(171,200)	(171,200)
Other operating expense							(52,542)	(52,542)
Income / (loss)	2	18,916	83		(12,872)	75,948	678,859	760,936

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

	As of September 30, 2020
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
Income / (loss)
Interest income		3,505				75,982	698,615	778,102
Interest expense					(7,877)	(2,157,309)	(55,475)	(2,220,661)
Commissions income		9,860	311		84	58	39,932	50,245
Commissions expense						(186)	(322)	(508)
Income from measurement of financial instruments at fair value through profit or loss							5,689	5,689
Other operating income	5			2			26	33
Allowance for loan losses		(12,219)						(12,219)
Administrative expense							(165,244)	(165,244)
Other operating expense							(89,629)	(89,629)
Income / (loss)	5	1,146	311	2	(7,793)	(2,081,455)	433,592	(1,654,192)

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

Transactions generated by the Bank with its related parties for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of September 30, 2021 and 2020, totaled 410,414 and 318,267, respectively.

In addition, fees received by the Directors as of September 30, 2021 and 2020 amounted to 926,461 and 1,963,394, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30,
2021, unless otherwise expressly stated)

Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

Composition	09/30/2021	12/31/2020
Board of Directors	21	22
Senior managers of the key management personnel	12	11
Total	33	33

14.	OTHER FINANCIAL LIABILITIES

The composition of the other financial liabilities as of September 30, 2021 and December 31, 2020 is as follows:

Composition	09/30/2021	12/31/2020
Credit and debit card settlement - due to merchants	23,504,884	23,561,639
Amounts payable for spot purchases of foreign currency pending settlement	7,935,607	11,572,905
Amounts payable for other spot purchases pending settlement	5,845,216	21,237,800
Payment orders pending settlement foreign exchange	3,193,427	4,208,861
Collections and other transactions on account and behalf others	1,933,973	1,935,961
Finance leases liabilities	1,419,105	1,609,978
Amounts payable for spot purchases of government securities pending settlement	39,989	575,978
Other	2,736,431	2,701,937
Total	46,608,632	67,405,059

15.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions, as of September 30, 2021 and December 31, 2020.

The expected terms to settle these obligations are as follows:

	09/30/2021
Composition	Within 12 months	Beyond 12 Months	09/30/2021	12/31/2020
For administrative, disciplinary and criminal penalties		500	500	984
Letters of credits, guarantees and other Commitments (1)	279,950		279,950	23,566
Commercial claims in progress (2)	25,613	221,509	247,122	943,801
Labor lawsuits	115,112	119,696	234,808	311,923
Pension funds - reimbursement	40,902	63,950	104,852	121,688
Other	11,607	491,614	503,221	384,687
Total	473,184	897,269	1,370,453	1,786,649

(1)	These amounts correspond to the ECL calculated for contingent transactions which are mentioned in note 4.

(2)	See also note 37.2.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30,
2021, unless otherwise expressly stated)

In the opinion of the Management of the Bank and its legal counsel, there are no other significant effects than those disclosed in these condensed consolidated interim financial statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

16.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of September 30, 2021 and December 31, 2020 is as follows:

Composition	09/30/2021	12/31/2020
Dividends payables (see note 28)	26,580,415	22,707,610
Salaries, bonuses and payroll taxes payables	7,213,731	6,724,330
Withholdings	5,126,191	5,665,250
Taxes payables	2,706,531	2,449,340
Miscellaneous payables	1,069,778	1,954,058
Retirement pension payment orders pending settlement	368,222	560,889
Fees payables	35,901	689,788
Other	586,932	825,004
Total	43,687,701	41,576,269

17.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of September 30, 2021 and December 31, 2020:

09/30/2021	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	166,007,954
Debt securities at fair value through profit or loss		16,374,677	4,867,608
Derivative financial instruments		935
Repo transactions		22,431,396
Other financial assets	2,477,260	14,303,687	4,648,075
Loans and other financing (1)	61,842	203,416,519	106,443,569
Other debt securities		267,779,949	8,050,899
Financial assets delivered as guarantee	16,828,529	2,023,180
Equity instruments at fair value through profit or loss	2,085,495
Total assets	187,461,080	526,330,343	124,010,151

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30,
2021, unless otherwise expressly stated)

09/30/2021	Without due date	Total up to 12 months	Total over 12 months
Liabilities
Deposits	279,587,598	262,556,602	10,141
Financial liabilities at fair value through profit or loss		2,220,152
Derivative financial instruments		2,440
Repo transactions		1,810,254
Other financial liabilities		45,713,788	894,844
Financing received from the BCRA and other financial institutions		587,079	8,163
Issued corporate bonds		2,538,119
Subordinated corporate bonds		1,545,615	39,494,000
Total liabilities	279,587,598	316,974,049	40,407,148

12/31/2020	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	178,000,766
Debt securities at fair value through profit or loss		71,939,330	3,363,515
Derivative financial instruments		9,905
Repo transactions		53,991,148
Other financial assets	2,781,128	17,352,449	5,732,696
Loans and other financing (1)	857,284	243,895,665	107,676,367
Other debt securities		255,038,500	31,372,105
Financial assets delivered as guarantee	18,621,637	952,882
Equity instruments at fair value through profit or loss	2,277,634
Total assets	202,538,449	643,179,879	148,144,683

Liabilities
Deposits	326,482,574	342,858,119	29,336
Derivative financial instruments		315
Repo transactions		847,183
Other financial liabilities		66,341,170	1,063,889
Financing received from the BCRA and other financial institutions		1,205,958	52,827
Issued corporate bonds		3,491,339	3,256,443
Subordinated corporate bonds		879,668	46,097,298
Total liabilities	326,482,574	415,623,752	50,499,793

(1)	The amounts included in “without due date”, are related to the non-performing portfolio.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30,
2021, unless otherwise expressly stated)

18.	DISCLOSURES BY OPERATING SEGMENT

For management purposes the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) for the period in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the financial statements.

19.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Law 27430, amended by Laws 27468 and 27541, established the following, regarding to inflation adjustment on income tax for the fiscal years beginning on January 1, 2018.

i)	Such adjustment will be applicable in the fiscal year in which the variation of the IPC will be higher than 100% for the thirty-six months before the end of the tax period.

ii)	Regarding to the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal year of application, respectively.

iii)	The positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years.

iv)	The positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years.

v)	For fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it will be determined.

As of September 30, 2021 and December 31, 2020, all the conditions established by the income tax Law to practice the inflation adjustment are met and the current and deferred income tax was recognized, including the effects of the application of the inflation adjustment on income taxes established by Law (see the last paragraphs of this note).

b)	Income tax rate

The Law No. 27541 suspended, up to fiscal years beginning on January 1, 2021 included, the income tax rate reduction that had established the Law 27430, setting up for the suspended period a rate of 30%. On June 16, 2021, through Decree 387/2021, the Law 27630 was issued. This law established for fiscal years beginning on January 1, 2021 included, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressively basis, to the taxable accumulated net profit at the end of each the fiscal year.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

c)	The main items of income tax expense in the condensed consolidated interim financial statements are as follows:

	09/30/2021		09/30/2020
Description	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
Current income tax expense (1)	2,030,845	4,540,677	6,430,126	11,317,435
(Income) / Loss for deferred income taxes	(2,094,901)	(803,644)	(2,153,707)	3,533,783
Monetary effects	349,092	764,006	547,900	1,069,453
Income tax loss recorded in the statement of income	285,036	4,501,039	4,824,319	15,920,671
Income tax loss recorded in other comprehensive income	121,037	712,318	71,859	187,652
Total	406,073	5,213,357	4,896,178	16,108,323

(1)  See the following paragraph.

As decided by the Board of Directors in the meeting dated May 11, 2020, considering certain case-law on the subject assessed by its legal and tax advisors, on May 26, 2020, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of this note). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated an accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the AFIP requesting that 254,305 (not restated amount) paid as income tax for the 2020 tax period be reimbursed.

As to the tax periods mentioned in previous paragraphs, on November 1, 2021, the AFIP notified the beginning of an income tax audit.

On the other hand, on October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by Income Tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Both cases are currently at the trial stage.

With respect to the tax periods mentioned in the previous paragraph, on December 19, 2019, the AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 through 2017. On October 4, 2021, the AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

20.	COMMISSIONS INCOME

	09/30/2021		09/30/2020
Composition	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
Performance obligations satisfied at a point in time
Commissions related to obligations	4,822,967	13,665,629	4,599,153	13,492,564
Commissions related to credit cards	2,815,432	8,053,240	2,955,964	8,575,956
Commissions related to insurance	500,931	1,535,835	548,500	1,631,858
Commissions related to trading and foreign exchange transactions	210,220	579,549	225,045	528,614
Commissions related to securities value	194,558	492,371	229,477	542,301
Commissions related to loans and other financing	29,428	99,050	47,466	207,201
Commissions related to financial guarantees granted	981	2,355	157	690
Performance obligations satisfied over certain time period
Commissions related to credit cards	82,059	256,985	120,039	369,205
Commissions related to trading and foreign exchange transactions	8,062	27,317	22,416	48,517
Commissions related to loans and other financing	1,843	2,179	285	898
Commissions related to obligations	366	795	39	1,175
Commissions related to financial guarantees granted		86		1
Total	8,666,847	24,715,391	8,748,541	25,398,980

21.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	09/30/2021		09/30/2020
Composition	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
Translation of foreign currency assets and liabilities into pesos	459,013	2,413,563	1,143,774	3,021,910
Income from foreign currency exchange	132,555	351,922	696,463	1,028,686
Total	591,568	2,765,485	1,840,237	4,050,596

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

22.	OTHER OPERATING INCOME

	09/30/2021		09/30/2020
Composition	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
Services	1,136,641	2,854,037	1,047,727	3,129,465
Adjustments and interest from other receivables	207,403	812,349	237,586	746,979
Other receivables for financial intermediation	128,415	698,828	282,189	333,951
Adjustments from other receivables with CER clauses	69,553	244,891	48,141	168,827
Sale of property, plant and equipment	(7)	2,303	7,754	8,496
For derecognition or substantial modification of financial liabilities			4,389	314,598
Initial recognition of loans			(18,172)	11,216
Other	221,616	691,053	191,881	735,154
Total	1,763,621	5,303,461	1,801,495	5,448,686

23.	EMPLOYEE BENEFITS

	09/30/2021		09/30/2020
Composition	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
Remunerations	6,320,181	19,308,274	7,038,587	20,178,374
Payroll taxes	1,458,539	4,409,229	1,561,953	4,484,180
Compensations and bonuses to employees	992,452	2,636,652	627,572	1,823,465
Employee services	252,639	644,031	223,630	552,559
Total	9,023,811	26,998,186	9,451,742	27,038,578

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

24.	ADMINISTRATIVE EXPENSES

	09/30/2021		09/30/2020
Composition	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
Maintenance, conservation and repair expenses	773,823	2,202,871	774,018	2,227,818
Armored truck, documentation and events	690,340	1,887,769	735,425	2,072,207
Taxes	674,423	1,984,964	617,490	1,880,098
Security services	468,623	1,380,277	472,091	1,472,237
Electricity and communications	451,720	1,406,536	519,882	1,595,045
Software	371,666	1,092,856	370,084	1,092,564
Other fees	365,569	1,096,092	313,046	925,475
Advertising and publicity	219,658	475,403	114,453	349,672
Fees to directors and syndics	121,305	359,515	402,414	1,396,364
Insurance	73,662	189,028	65,241	171,207
Representation, travel and transportation expenses	49,243	128,914	37,097	130,606
Stationery and office supplies	29,681	81,481	32,484	96,355
Leases	20,807	79,492	14,784	99,267
Hired administrative services	2,387	7,083	2,527	4,441
Other	179,612	508,003	712,546	1,063,055
Total	4,492,519	12,880,284	5,183,582	14,576,411

25.	OTHER OPERATING EXPENSES

	09/30/2021		09/30/2020
Composition	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
Turnover tax	4,014,130	12,203,394	3,801,178	11,850,581
For credit cards	1,854,491	4,788,163	1,705,467	4,703,708
Charges for other provisions	334,388	1,014,455	399,395	1,240,222
Deposit guarantee fund contributions	224,729	724,925	280,955	725,421
Taxes	81,363	287,837	184,897	603,061
Interest on lease liabilities	50,928	152,706	59,653	188,726
Insurance claims	19,194	47,600	19,484	71,630
Loss from sale or impairment of investments in properties and other non-financial assets	9,051	71,426	17,484	40,579
Donations	6,894	9,045	653	224,697
For administrative, disciplinary and criminal penalties		37,775
Other	946,737	2,762,351	524,596	1,552,562
Total	7,541,905	22,099,677	6,993,762	21,201,187

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

26.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows, the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.
-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.
-	Financing activities: activities that result in changes in the size and composition of the shareholders’ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

Description	09/30/2021	12/31/2020	09/30/2020	12/31/2019
Cash and deposits in banks	166,007,954	178,000,766	172,191,131	187,723,338
Debt Securities at fair value through profit or loss	68,142
Other debt securities	140,552,609	182,450,600	199,043,891	86,536,134
Loans and other financing	493,675	576,216	580,725	558,387
Total	307,122,380	361,027,582	371,815,747	274,817,859

27.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of September 30, 2021, amounted to 639,413. Since December 31, 2018, the Bank’s capital stock has changed as follows:

	Capital stock issued and paid-in	Issued outstanding	In treasury
As of December 31, 2018	669,663	640,715	28,948
Own shares acquired (1)		(1,317)	1,317
Capital stock decrease (2)	(30,265)		(30,265)
Capital stock increase (3)	15	15
As of September 30, 2021 and December 31, 2020 and 2019	639,413	639,413

(1)	Related to the repurchase of the Bank’s own shares under the programs established by the Bank’s Board of Directors on August 8, 2018, October 17, 2018 and December 20, 2018 with the purpose of reducing share price fluctuations, minimizing possible temporary imbalances between market supply and demand.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

The Program dated on August 8, 2018, established, that the maximum amount of the investment amounted to 5,000,000 and the maximum numbers of shares to be acquired were equivalent to 5% of the capital stock. At the end of this program the Bank had acquired 21,463,005 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 10,610,337 (nominal value: 3,113,925).

The Program dated on October 17, 2018, established the start over of the repurchase of the Bank’s own shares, with the pending use of funds of the abovementioned Program, already expired. At the end of this program, the Bank had acquired 6,774,019 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 3,021,980 (nominal value: 995,786).

The Program dated on December 20, 2018, established that the maximum amount of the investment amounted to 900,000 and the maximum numbers of shares to be acquired were equivalent to 1% of the capital stock. At the end of this program the Bank had acquired 2,028,251 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 855,312 (nominal value: 298,196) of which, as of December 31, 2018 were settled 711,386 common shares for an amount of 282,105 (nominal value: 98,353), and in January 2019 were settled 1,316,865 common shares for an amount of 573,207 (nominal value: 199,843).

(2)	Related to capital stock decrease approved by the Shareholders’ Meeting of Banco Macro SA held on April 30, 2019 for an amount of 30,265, equivalent to 30,265,275 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote, equivalent to all the own shares acquired on that date. On August 14, 2019 the Bank was notified that the capital stock decrease was registered at the Public Registry of Commerce.

(3)	Related to the capital stock increase through the issuance of 15,662 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote, approved by Shareholders’ Meeting mentioned in (2), due to the merger effects between Banco Macro SA and Banco del Tucumán SA. On October 29, 2019 the Bank was notified that the capital stock increase was registered at the Public Registry of Commerce.

28.	EARNINGS PER SHARE - DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the period.

To determine the weighted average number of common shares outstanding during the period, the Bank used the number of common shares outstanding at the beginning of the period adjusted, if applicable, by the number of common shares bought back or issued during the period multiplied by the number of days that the shares were outstanding in the period. Note 27 provides a breakdown of the changes in the Bank’s capital stock.

The calculation of basic earnings per share is disclosed in the table of Earnings per share included in the consolidated statement of income. See additionally note 38 and the Earning distribution proposal.

Dividends paid and proposed

The Shareholders’ Meeting held on April 30, 2020, resolved to distribute cash dividends for 12,788,268 (not restated), which considering the number of shares outstanding at the date of such resolution, represented 20 pesos per share (not restated). According to Communiqué “A” 7035, the Central Bank extended the suspension of payment on earning distributions up to December 31, 2020. Afterwards, through Communiqué “A” 7181, such suspension was extended up to June 30, 2021. On June 24, 2021, the BCRA through Communiqué “A” 7312, decided to extend the abovementioned suspension up to December 31, 2021. The Shareholders’ Meeting held on October 21, 2020, resolved to distribute a supplementary cash dividend which will be calculated by multiplying the dividend of 20 pesos per share already approved by the Shareholders’ Meeting held on April, 30 2020, by the coefficient obtained after dividing the most recent CPI published by the INDEC and informed by such entity to the date on which the BCRA issues its authorization for the payment, by the CPI for the month of April 2020. The aggregate amount to be distributed for this purpose may not exceed the amount of 3,791,722 (not restated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

The Shareholders’ Meeting held on April 30, 2021, resolved to distribute cash dividends or dividends in kind, in this case, measured at market value, or any combination of both alternatives for an amount of 10,000,426 (not restated) which considering the number of shares outstanding at the date of such resolution, represented 15.64 pesos per share (not restated), subject to prior authorization of BCRA. As mentioned in the previous paragraph and according to Communiqué “A” 7312, the cash dividends payment is suspended, up to December 31, 2021. For further information see also note 38.

29.	DEPOSIT GUARANTEE INSURANCE

Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The above- mentioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). Sedesa was incorporated in August 1995.

Banco Macro SA holds an 8.4180% interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 12152 on April 14, 2021.

All deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine from time to time shall be subject to the abovementioned Deposit Guarantee Insurance System up to the amount of 1,500 which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may from time to time determine. On the other hand, the BCRA provided for the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

30.	RESTRICTED ASSETS

As of September 30, 2021 and December 31, 2020, the following Bank’s assets are restricted:

Composition		09/30/2021	12/31/2020
Debt securities at fair value through profit or loss and other debt securities
•	Federal Government Treasury Bonds in pesos adjusted by CER 1.30% maturity 09/20/2022 as of September 30, 2021 and Federal Government Treasury letters at discount in pesos maturity 01/29/2021 as of December 31, 2020, securing the transaction of MAE Futuro Garantizado CPC2.	353,056	26,844
•	Discount bonds in pesos regulated by Argentine legislation, maturing 2033 for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV.	41,045	45,095
•	Federal Government Treasury Bonds in pesos adjusted by CER 1.40% maturity 03/27/2023 as of September 30, 2021 and Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021, securing the sectorial Credit Program of the Province of San Juan, production investment financing fund.	38,951	83,791
•	Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	15,746	53,918
•	Federal Government Treasury Bonds in pesos adjusted by CER 1.40% maturity 03/27/2023 as of September 30, 2021 and Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 for the contribution to the Guarantee Fund II in BYMA according to section 45 Law 26831 and supplementary regulations established by CNV standards (NT 2013, as amended).	6,630	4,372

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

Composition (contd.)		09/30/2021	12/31/2020
Debt securities at fair value through profit or loss and other debt securities (contd.)
•	Discount bonds in pesos regulated by Argentine legislation, maturing 2033 used as security in favor of Sedesa (1).		200,586
	Subtotal debt securities at fair value through profit or loss and other debt securities	455,428	414,606
Other financial assets
•	Mutual fund shares for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/13, as amended, of the CNV.	140,098	141,412
•	Sundry debtors – Other.	5,234	15,694
•	Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for differences on turnover tax.	827	1,133
	Subtotal Other financial assets	146,159	158,239
Loans and other financing – non-financial private sector and foreign residents
•	Interests derived from contributions made as contributing partner (2).	500,000	356,091
	Subtotal loans and other financing	500,000	356,091
Financial assets delivered as a guarantee
•	Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	14,639,772	16,490,757
•	For securities forward contracts.	2,023,180	952,882
•	Guarantee deposits related to credit and debit card transactions.	1,758,404	1,804,926
•	Other guarantee deposits.	430,353	325,954
	Subtotal Financial assets delivered as a guarantee	18,851,709	19,574,519
Other non-financial assets
•	Real property related to a call option sold	295,304	296,404
	Subtotal other non-financial assets	295,304	296,404
Total		20,248,600	20,799,859

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021. Due to the Bank paid such obligations on August 12, 2021, as of the date of issuance of these condensed consolidated interim financial statements, the pledge over the discount bonds in pesos regulated by Argentine legislation was lifted.

(2)	As of September 30, 2021 and December 31, 2020 it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

Moreover, on October 1, 2021 the Bank executed the call option which gives right to increase up to 24.99% the Bank’s interest in the capital stock of Fintech SGR. See also note 1.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

31.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

31.1.	Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of provisional trust securities of the financial trusts under public and private offerings (Red Surcos). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation. If after making the best efforts, such trust securities cannot be placed, the Bank will retain the definitive trust securities.

In addition, the Bank’s portfolio is completed with financial trusts for investment purposes, trust securities of definitive financial trusts in public and private offering (Secubono, Accicom and Confibono) and certificates of participation (Arfintech).

As of September 30, 2021 and December 31, 2020, debt securities and certificates of participation in financial trusts for investment purposes, total 347,621 and 779,237, respectively.

According to the latest accounting information available as of the date of issuance of these condensed consolidated interim financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

31.2.	Trusts created using financial assets transferred by the Bank (securitization)

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

As of September 30, 2021 and December 31, 2020, considering the latest available accounting information as of the date of these condensed consolidated interim financial statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 9,604 and 9,095, respectively.

31.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's non-compliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no non-compliance or delays by debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of September 30, 2021 and December 31, 2020, considering the latest available accounting information as of the date of these condensed consolidated interim financial statements, the assets managed by the Bank amounted to 2,027,665 and 2,823,583, respectively.

31.4.	Trusts in which the Bank acts as trustee (management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of September 30, 2021 and December 31, 2020, considering the latest available accounting information as of these condensed consolidated interim financial statements, the assets managed by the Bank amounted to 12,144,110 and 12,718,137, respectively.

32.	COMPLIANCE WITH CNV REGULATIONS

32.1 Compliance with CNV standards to act in the different agent categories defined by the CNV:

32.1.1 Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), the Bank is registered with this agency as agent for the custody of collective investment products of mutual funds (AC PIC FCI, for their acronyms in Spanish) – Depositary company comprehensive clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish), financial trustee agent (FF, for its acronym in Spanish) and Guarantee Entity (in the process of being registered).

Additionally, the Bank’s shareholders’ equity as of September 30, 2021 stated in UVAs amounted to 2,330,404,721 and exceeds minimum amount required by this regulation for the different categories of agents in which the Bank is registered, amounting to 1,420,350 UVAs as of that date, and the minimum statutory guarantee account required of 710,175 UVAs, which the Bank paid-in with government securities as described in note 30 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

32.1.2 Operations of Macro Securities SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered under the following categories: clearing and settlement agent, trading agent, comprehensive trading agent and mutual investment funds placement and distribution agent (ALyC , AN – comprehensive and ACyD FCI).

Additionally, the shareholders’ equity of such Company as of September 30, 2021 stated in UVAs amounted to 29,253,346 and exceeds the minimum amount required by this regulation, amounting to 470,350 UVAs and the minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares. Moreover, the agents “ACyD FCI” are required to have a minimum Shareholder’s equity up to 2,500.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

32.1.3 Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered as agent for the Administration of Collective Investment Products of Mutual Funds.

Additionally, the shareholders’ equity of this Company as of September 30, 2021 stated in UVAs amounted to 6,871,250 and exceeds the minimum amount required by this regulation, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares.

32.1.4 Operations of Macro Fiducia SA

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution 622/2013, as amended, issued by such agency, such Company is registered as financial trustee agent and non-financial trustee agent.

Additionally, the shareholders’ equity of such Company as of September 30, 2021 and December 31, 2020 stated in UVAs amounted to 1,047,230 and 1,142,819, respectively, and exceeds the minimum amount required by General resolution No. 795 established in 950,000 UVAs. The minimum statutory guarantee account requires a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares. The CNV through General resolution No. 825, decided that the 50% of the amounts required as of September 30, 2021 and December 31, 2020, shall be credited and the Shareholders’ equity may not be less than 6,000.

32.2 Documents in custody

As a general policy, the Bank delivers for custody to third parties the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end, except for the Inventory Book, in which aging is deemed to include those with a date prior to the two fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended through December 31, 2017 included, and (ii) certain documentation supporting the economic transactions for fiscal years ended through December 31, 2017, included, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51.200, Pilar, Province of Buenos Aires).

In addition, the documentary support on a digital format is protected on the Bank’s servers.

32.3 As depositary of mutual funds

As of September 30, 2021 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Argenfunds Abierto Pymes	3,229,855,263	8,160,965
Argenfunds Ahorro Pesos	118,079,528	1,409,029
Argenfunds Liquidez	4,137,428,810	8,375,033
Argenfunds Renta Argentina	7,991,639	33,806
Argenfunds Renta Balanceada	633,948,926	3,541,850

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

Funds (contd.)	Number of shares	Equity
Argenfunds Renta Capital	25,107,896	2,536,416
Argenfunds Renta Crecimiento	18,053,005	1,854,201
Argenfunds Renta Dinámica	23,461,459,112	665,932
Argenfunds Renta Fija	181,591,580	3,333,537
Argenfunds Renta Flexible	983,087,927	3,943,754
Argenfunds Renta Global	8,983,257	41,456
Argenfunds Renta Mixta	147,968	149
Argenfunds Renta Mixta Plus	353,432	30,804
Argenfunds Renta Pesos	94,203,939	823,839
Argenfunds Renta Total	835,175,866	1,093,670
Argenfunds Renta Variable	451,192,233	13,438
Argenfunds Retorno Absoluto	586,870,366	1,456,898
Pionero Acciones	10,512,742	522,305
Pionero Ahorro Dólares	3,613,442	323,496
Pionero Argentina Bicentenario	419,358,269	1,339,673
Pionero Empresas FCI Abierto Pymes	241,527,629	1,657,867
Pionero FF	44,127,718	902,084
Pionero Gestión	904,319,038	1,325,657
Pionero Pesos	605,015,951	6,658,295
Pionero Pesos Plus	10,032,093,073	66,400,833
Pionero Renta	108,927,485	7,306,232
Pionero Renta Ahorro	416,433,790	10,356,532
Pionero Renta Ahorro Plus	341,658,424	1,807,044
Pionero Renta Balanceado	100,000	100
Pionero Renta Estratégico	710,168,940	2,691,598
Pionero Renta Fija Dólares	3,019,951	224,936
Pionero Renta Mixta I	31,222,381	181,576

33.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for September 2021 are listed below, indicating the amounts as of month-end of the related items:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

Items	Banco Macro SA
Cash and deposits in banks
Amounts in BCRA accounts	93,618,895
Other debt securities
Liquidity letters of Central Bank of Argentina computable for the minimum cash requirements	45,601,203
Government securities computable for the minimum cash requirements	19,958,443
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	14,639,772
Total	173,818,313

34.	PENALTIES APPLIED TO THE ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

BCRA Communiqué “A” 5689, as supplemented and amended, requires financial institutions to disclose in their financial statements certain information regarding summaries and penalties received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each case.

Next follows a description of the situation of Banco Macro SA as of September 30, 2021:

Summary proceedings filed by the BCRA

Financial summary proceedings: No. 1496 dated 02/24/2016. Penalty amount: 30,608 (not restated).

Reason: control observations over subsidiaries.

Proceeding filed against: Banco Macro SA and the Members of the Board of Directors (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and Emanuel Antonio Alvarez Agis).

Status: pending resolution before the BCRA. On 04/07/2016, we filed the defenses and evidence. On 05/18/2016 we requested on behalf of Mr. Delfín Jorge Ezequiel Carballo the resolution of the motion for lack of standing to be sued. On 09/09/2020 – notified on 02/22/2021, the BCRA filed Resolution No. 132/20 which acquitted Delfín Jorge Ezequiel Carballo and imposed a fine to the Bank and other responsible directors. On 03/01/2021 the Bank paid the fines. On 03/15/2021 the Bank filed a direct appeal against such resolution to the BCRA, which will be decided at Courtroom I of the Federal Civil and Commercial Court of Appeals (CNACAF, for its acronym in Spanish), where is pending resolution. The fine imposed to Mr. Jorge Horacio Brito was abrogated due to his passing. On 09/08/2021, it was incorporated the decision issued by the civil and commercial federal prosecutor office which ruled that the Courtroom is competent to challenge against the decision and that there are no other observations over the admissibility of the direct appeal.

Penalties imposed by the Financial Information Unit (UIF)

File: No. 62/2009 dated 01/16/2009.

Reason: observations on the purchase of foreign currency from April 2006 through August 2007. Penalty amount: 718 (not restated).

Penalty imposed on: Banco Macro SA and those in charge of anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

Status: the UIF passed Resolution No. 72/2011 on 06/09/2011, imposing fines to those responsible. After successive remedies filed by the Bank, part of the fines were dismissed in relation to statute-barred periods, and the decision became final on 06/25/2019; therefore, the case file will be submitted to the UIF to readjust fines to the open period. As of the date, is pending that UIF readjust the fines related to transactions performed during the period beginning on 3/5/2007 and since 4/17/2007 to 8/22/2007 according to Courtroom III resolution of CNACAF dated 10/31/2016. On 04/27/2021 UIF, in compliance with what was ruled by Courtroom IV and Courtroom III of CNACAF, filed the Resolution No. 028 and readjusted the imposed fine for an amount of 502 which was paid by the Bank on 07/07/2021. This file is closed.

File: No. 248/2014 (UIF Note Presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files. Penalty amount: 330 (not restated).

Penalty imposed on: Banco Macro SA, the members of the Board and those in charge of anti-money laundering regulation compliance (Luis Carlos Cerolini – both as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antonio Alvarez Agis, Marcos Brito and Rafael Magnanini –as Directors of Banco Macro SA).

Status: on 12/26/2016 the UIF passed Resolution No. 164/16 imposing fines on those responsible and issuing a favorable decision on the plea of lack of capacity to be sued lodged by Messrs. Carballo and Magnanini. Against such resolution, the Bank and the individual responsibles filed direct appeals, which will be decided at Room III of the CNACAF. Such appeals were dismissed through a final sentence dated 07/18/2019. The term to file the federal extraordinary appeal against such resolution is already running. On 08/15/2019, the Bank filed a federal extraordinary appeal which was dismissed through resolution dated 09/26/2019. Against such resolution, on 10/03/2019 the Bank filed an appeal to Argentine Supreme Court (CSJN, for its acronym in Spanish), which is pending resolution from CSJN.

Additionally, there are pending summary proceedings before the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: potential non-compliance with the obligation to inform a “Significant Event”. Penalty amount: 500.

Persons subject to summary proceedings: Banco Macro SA, the members of the Board, the regular members of the Statutory Audit Committee and the person/s responsible for market relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. On 03/04/2021, the Board of Directors of CNV, filed a resolution dismissing the nullity and imposing a fine to the Bank jointly and severally with its Directors at the moment when the facts where investigated. Against such resolution, on 05/03/2021 a direct appeal was filed. As of the date of issuance of these condensed consolidated interim financial statements, the appeal is pending to be filed to CNACAF.

File: 2577/2014 (CNV Resolution No. 18863) dated 07/20/2017.

Reason: potential non-compliance with de provisions of section 59, Law 19550, and paragraph 1 of Chapter 6 Section 19 of Article IV of Chapter II of CNV Rules (Revised 2013, as amended) in force at the time of the issues under analysis.

Persons subject to summary proceedings: Banco Macro SA, in its capacity as custody agent of collective investment products of mutual funds, regular directors and regular members of the Statutory Audit Committee (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Federico Pastrana, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito, Emmanuel Antonio Alvarez Agis, Alejandro Almarza, Carlos Javier Piazza and Vivian Haydee Stenghele).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

Status: On May 22, 2019, the CNV (Argentine Securities Commission) issued Resolution No. 80/2019, whereby a warning penalty was imposed on the persons subject to the summary proceedings (except for Delfín J. E. Carballo and Federico Pastrana, as to whom the lack of capacity to be sued was sustained). On 6/7/2019, the Bank, its directors and statutory auditors filed a direct remedy requesting the abrogation of the penalty. The file was submitted to the CNACAF Courtroom II, which issued the resolution for the commencement of proceedings on 19/09/2019. The CNV has answered the served of the direct appeals filed by the Bank and Argenfunds. On 02/12/2021 the file moved to analyze in order to issue a final decision. On 06/16/2021, the prosecutor office issued a decision, dismissing the responsibles’ arguments. On 08/25/2021, the Courtroom II filed a final sentence in which decided the abrogation of the penalty imposed to Banco Macro SA and Mr. Jorge Horacio Brito, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito, Emmanuel Álvarez Agis, Alejandro Almarza, Carlos Javier Piazza and Vivian Haydee Stenghele. Such decision is final, therefore this file is ended.

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017.

Reason: alleged breach to the contents of the Code of Procedure applicable to Anti-money Laundering and Terrorism Financing as Settlement and Clearing Agent at the time of an inspection of the CNV and to the Internal Audit Process referred to in its capacity as comprehensive settlement and clearing agent (UIF Resolution No. 229/2011, as amended).

Persons subject to summary proceedings: Banco Macro SA, members of the Management Body during the period that is the subject matter of these summary proceedings (Jorge Horacio Brito, Jorge Pablo Brito, Juan Pablo Brito Devoto, Constanza Brito, Marcos Brito, Delfín Jorge Ezequiel Carballo, Delfín Federico Ezequiel Carballo, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emmanuel Antonio Alvarez Agis, Nicolás Alejandro Todesca, Carlos Alberto Giovanelli, José Alfredo Sanchez, Martín Estanislao Gorosito, Roberto Julio Eilbaum, Mario Luis Vicens, Nelson Damián Pozzoli, Luis María Blaquier, Ariel Marcelo Sigal, Alejandro Eduardo Fargosi, Juan Martin Monge Varela and Luis Cerolini in his double capacity as Compliance Officer and member of the Management Body).

Status: on 04/23/2019, UIF passed Resolution No. 41, whereby it imposed fines to responsibles. Against such resolution, the Bank, its Board of Directors and its Statutory audits filed a direct appeal on 06/12/2019, requesting a repeal of the penalty imposed. Such appeal is in process at CNACAF. The file was submitted to Courtroom V of CNACAF that received the proceedings on 06/21/2019. The direct appeal filed was notified to UIF on 12/3/2019. On 02/19/2020, the UIF answered the mentioned served and after that the file was passed to the Public Attorney. On 07/29/2020, the case file returned from the Public Prosecutor's Office to be analyzed by the court in order to issue a decision. On 05/11/2021, the Courtroom V of the CNACAF issued a sentence dismissing the direct appeal filed by the Banco Macro SA and against that on 05/26/2021, this Bank filed a federal extraordinary appeal. On 06/16/2021, the CNACAF served the federal extraordinary appeal filed by the UIF for 10 days. On 07/15/2021, the answer to the extraordinary appeal filed by the UIF was incorporated. Consequently, the case was set for the agreement on August 6, 2021. As of the date of issuance of these condensed consolidated interim financial statements, is pending that the CNACAF issue a resolution about the admissibility of the extraordinary appeal.

File: No. 1208/2014 (UIF Resolution No. 13/2016) dated 1/15/2016.

Reason: alleged failure to comply with the Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Marcos Brito and Emmanuel Antonio Álvarez Agis.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

Status: on 05/17/2018 UIF passed resolution No. 13/2016, whereby it filed the summary proceedings related to observations over an overall inspection performed by BCRA. On 06/15/2018, the responsibles filed their defenses. On 7/2/2018, the UIF sustained the lack of capacity to be sued of Delfín Jorge Ezequiel Carballo, discarding his responsibility in this summary proceeding. The proceedings were opened to the production of evidence and closing of the evidence stage; on September 2018 the defendants lodged their memorial. On 01/08/2021 UIF filed Resolution No. 80 which imposed a fine to the Bank and the other responsibles. On 01/26/2021 through BCRA account, the fine was paid for an amount of 60. On 03/02/2021, against such resolution a direct appeal to CNACAF was deducted. The proceeding will be decided at Room IV of such jurisdiction. On 03/22/2021, it was notice the served of the direct appeal to UIF and as of the date it has not answered it. On 05/05/2021, the UIF become a party in the file and answered the served of the direct appeal imposed by the responsibles. On 05/05/2021, the CNACAF took it as an answered and noticed the proceedings to the General Attorney. On 07/02/2021, the General Attorney issued his decision through an opinion in which stated that there are not assumptions to move the power in related actions. On 08/12/2021, the CNACAF dismissed the direct appeal filed by the Bank. On 08/27/2021 a Federal extraordinary appeal against such decision was filed. On October 7, 2021, the CNACAF declared inadmissible the extraordinary appeal filed, where it was held that there was no federal grievance and no manifest arbitrariness in the resolution. As of the date of issuance of these condensed consolidated interim financial statements, work is being done to file a petition for denied extraordinary appeal.

File: No. 379/2015 (UIF Resolution No. 96/2019) dated 09/17/2019.

Reason: alleged failure to comply with the Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emanuel Antonio Alvarez Agis, Constanza Brito and Luis Carlos Cerolini.

Status: On 10/02/2019, Banco Macro SA and the individual responsables were passed of the initiation of the proceedings. On 10/31/2019, the Bank and the individuals subject to summary proceedings filed their defense. To date, the plea filed in relation to the statute of limitations has not been resolved yet, and no initial notification has been issued yet. On 01/07/2020, the party hearing the summary proceedings considered the defense filed and deferred the motion to dismiss for lack of capacity to be sued and statute of limitations upon issuing an opinion about the substance of the case. The administrative terms were suspended due to the social and preventive lockdown declared in the country due to Covid-19 pandemic (DNU 297/2020), until 11/29/2020, included. On 11/30/2020, terms were resumed (DNU 876/2020). On 03/02/2021, the passing of Mr. Jorge Horacio Brito was informed and was requested the ended of the related action. In addition, it was informed that under the BCRA summary named “File No. 100889/15 – Banco Macro SA financial summary No. 1496”, the resolution No. -2020-132-E-GDEBCRA-SEFYC#BCRA was issued and Banco Macro SA and the responsibles were penalized, emphasizing that the transactions for what the responsibles are under investigation, had been already penalized in the mentioned BCRA summary and therefore it is not possible that sanctions based on the same object coexist. On this basis, it was required the dismissal of the application of any penalty to the responsibles in this proceeding. On 04/22/2021, the Bank was informed that the exceptions will be decided in the final resolution, due to it will be included a statement into the file without analyzing the subject, waiting for such resolution. On 05/26/2021, it was informed the suspension of the administrative summary terms which are in process at UIF since 05/26/2021 up to 05/28/2021, included. On 08/18/2021, the proceedings were opened to the production of evidence and all the responsables involved were subpoenaed. As of the date of issuance of these condensed consolidated interim financial statements, the file is still in the produce-evidence stage.

Although the above described penalties do not involve material amounts, as of the date of issuance of these condensed consolidated interim financial statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 500 and was recognized according to the BCRA Communiqués “A” 5689 and 5940, as amended and supplemented.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

35.	CORPORATE BONDS ISSUANCE

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value		Residual face value as of 09/30/2021	09/30/2021	12/31/2020
Subordinated Resettable – Class A	U$S 400,000,000	(1)	U$S 400,000,000	41,039,615	46,976,966
Non-subordinated – Class B	$4,620,570,000	(2)	$2,889,191,000	2,538,119	3,329,205
Non-subordinated – Class C	$3,207,500,000	(3)			3,418,577
Total				43,577,734	53,724,748

(1)	On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars).

On November 4, 2016, under the abovementioned Global Program, Banco Macro SA issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date was on November 4, 2021.

As of the date of issuance of these condensed consolidated interim financial statements, the reset rate was established up to maturity in 6.643% as a result of the benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions. Due to the Bank had not exercised the option to fully redeem the issuance as the reset date and under the conditions established in the pricing supplement, it was established up to maturity.

On the other hand, it could be fully redeem, not partially, and only for tax or regulatory purpose. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

(2)	On May 8, 2017, under the Global Program mentioned on item a.1), Banco Macro SA issued non-subordinated simple corporate bonds Class B not convertible into shares, at a fixed rate of 17.50%, fully amortizable upon maturity (May 8, 2022) for a face value of pesos 4,620,570,000 equivalent to USD 300,000,000 (three hundred million US dollars), under the terms and conditions set forth in the price supplement dated April 21, 2017. Interest is paid semiannually on November 8 and May 8 of every year, beginning on November 8, 2017.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

On October 17, 2018 and October 16, 2019 the Board of Directors decided to pay off these corporate bonds for a face value of pesos 1,229,518,000 and pesos 501,861,000, respectively, equivalent to the amount of purchases made as those dates.

As of the date of issuance of these condensed consolidated interim financial statements the Bank made purchases of this issuance for a face value of pesos 511,495,000, with a remaining outstanding face value of pesos 2,377,696,000.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

(3)	On April 9, 2018, under the Global Program mention on item a.1), Banco Macro SA issued non-subordinated simple corporate bonds Class C, for a face value of pesos 3,207,500,000, at an annual variable rate equivalent to the sum of (i) Badlar private rate applicable for the related accrued period; plus (ii) applicable margin of 3.5% p.a., fully amortizable upon maturity (April 9, 2021). Interest will be paid quarterly for the periods due on July 9, October 9, January 9 and April 9 of every year, beginning on July 9, 2018.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

In addition, on October 16, 2019 and January 29, 2020, the Board of Directors decided to pay off these corporate bonds for a face value of pesos 750,500,000 and pesos 44,000,000, respectively.

On April 9, 2021, the Bank cancelled the total principal and interest for a face value of 2,413,000,000.

The Shareholder´s Meeting held on April 27, 2018, resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds for a face value from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determinated by the Board of Directors in due time.

36.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. Below are the amounts of the main off balance sheet transactions as of September 30, 2021 and December 31, 2020:

Items	09/30/2021	12/31/2020
Custody of government and private securities and other assets held by third parties	289,521,249	252,588,643
Preferred and other collaterals received from customers (1)	100,688,154	115,695,045
Outstanding checks not yet paid	10,928,325	10,321,367
Checks already deposited and pending clearance	8,236,800	5,230,242

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force in this matter.

37.	TAX AND OTHER CLAIMS

37.1.	Tax claims

The AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

b)	Afip’s ex officio undocumented expenses assessment for the periods February, April, May 2015 and since July 2015 up to January 2018, both included of date April 19, 2021. On October 5, 2021, the Bank filed an appeal to the Federal Tax Court which is in process in the Courtroom B, Office 6, under the file 2021-96970075.

c)	Ex-officio turnover tax assessments in progress and/or adjustments, as a withholding agent and over municipal fees, pending resolution by the tax authorities of certain jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above-mentioned proceedings other than those disclosed in these condensed consolidated interim financial statements.

37.2.	Other claims

In addition, before merging with and into the Bank, Banco Privado de Inversiones SA (BPI) had a pending class action styled “Adecua v. Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, pending with Commercial Court No. 3 in and for the CABA, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision as well as the subsequent filing of a complaint for the extraordinary appeal denied. On May 5, 2021, the Bank was notified of the dismissal of the complaint appeal, ordering the return of the main process to the CNACAF for continuing with the proceedings.

Moreover, the Bank is also subject to three class actions initiated by consumers’ associations for the same purpose, all of them currently pending with Commercial Court No. 7 in and for the CABA, Clerk’s Office No. 13: a) Adecua v, Banco Macro on ordinary proceedings, File No. 20495/2007; b) Damnificados Financieros Asociación Civil Para Su Defensa et al v, Banco Macro on summary proceedings, File No. 37729/2007; c) Unión de Usuarios y Consumidores v. Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008. Regarding the actions mentioned in a) and b), on February 1, 2021, an agreement was reached and filed for court-approval effects. On such agreement, the Bank assumed to reimburse to its clients and former clients under the agreement, the 75% (seventy five percent) of the difference between the premium collected for life insurance over the debt balance of several products, and the amount that results for applying 2.45 per thousand on the assured amounts for the period between May 2, 2004, and July 31, 2011, both included, plus interest at the current rate of Banco de la Nación Argentina until the final approval of the agreement. On March 16, 2021, the agreement was approved by the Court. On April 8, 2021, the Bank completed the first stage of the approved agreement, while the rest of it will be fulfilled between May and November 2021. During the last month, the remaining funds were transferred into a judicial account and the Bank’s obligations, generated on this agreement, were totally fulfilled.

There are also other class actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as CABA stamp tax withholding agent.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

Furthermore, in other case the Bank was challenged for charging credit card users until December 2014 a commission for “purchase limit excess” that consisted of a percentage over the purchase limit excess amount. It was styled “User and Consumer Union et. al v. Banco Macro SA on summary proceedings” [Unión de Usuarios y Consumidores y otro c/ Banco Macro SA s/ Sumarísimo], file No. 31958/2010, pending with Commercial Court No. 1 in and for the CABA, Clerk’s Office No 1. On 03/15/2019 a court order was passed against the Bank from a trial court that ordered the reimbursement for all the collected amounts plus VAT and interest. Although this court decision was appealed, the Entity understands that there is a low probability that a favorable ruling shall be obtained from the trial court, as the Entity became aware of that the Court of Appeals approved related actions against other two banks, an agreement was reached and filed for court-approval effects on 11/03/2020. On such agreement, the Bank compromised to reimburse to credit card users for the period from August 2007 to December 2014, the amounts collected over the abovementioned concepts plus VAT over such commissions and interest calculated at the average current rate for Documents transactions in force at the Banco de la Nación Argentina. On August 26, 2020, the agreement was approved by the judge. On October 28, 2020, the first stage of the agreement was fulfilled while the second stage will be fulfilled in the next 12 months. During November 2021, the Bank will transfer the remaining funds into a judicial account and its obligations, generated on this agreement, will be totally fulfilled.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above-mentioned proceedings other than those disclosed in these condensed consolidated interim financial statements.

38.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to BCRA regulations, 20% of Banco Macro SA income for the year, without including Other comprehensive income, for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings.

b)	Through Communiqué “A” 6464, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, as established by BCRA Communiqué “A” 6886, the earnings distribution approved by the Shareholders’ Meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Institutions assesses the potential effects of the application of IFRS according to Communiqué “A” 6430 (section 5.5 IFRS 9 “Impairment”), the reduction of the lower loss allowances and a higher computable equity (RPC, for its acronym in Spanish) as a consequence of the application of Communiqué “A” 6946 section 2, as amended, for payroll financing to microenterprises and the restatement of financial statements according to Communiqué “A” 6651 in accordance with accounting standards established by Communiqué “A” 6847 and the guidelines to apply the restatement procedures established by Communiqué “A” 6849.

In addition, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Additionally, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, which was created a special reserve, and its balance as of September 30, 2021 was 9,969,216 (nominal value: 3,475,669).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1(Con1) ordinary capital, net of deductible items (CDCOn1).

In addition, through Communiqué “A” 7312, the BCRA established the suspension of earning distribution of financial entities up to December 31, 2021.

c)	Pursuant to CNV General Resolution No. 622, the Shareholders’ Meeting in charge of analyzing the annual financial statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the Legal earnings retained or a combination of any of these applications.

In compliance with the abovementioned the General regular and Extraordinary Shareholders’ Meeting of Banco Macro SA held on April 30, 2021 and taking into account that at the end of the fiscal year ended December 31, 2020, the Bank had negative unappropriated retained earnings for 50,602,847 and personal property tax on business corporation for 311,944, decided to apply them as follows (figures stated in terms of purchasing power as of December 31, 2020):

a)      30,268,993 to the net income for the fiscal year 2020;

b)      442 to the voluntary reserve; and

c)      20,645,356 to the voluntary reserve for future distributions of earnings.

In addition, the abovementioned Shareholders’ Meeting resolved to distribute cash dividends which is described in note 28.

39.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As financial institution, Banco Macro SA is governed by the Financial Entities Law No. 21526, as supplemented, and the regulations issued by the BCRA and, is exposed to intrinsic risks related to the financial industry. Moreover, the Bank adheres to the good banking practices laid out in BCRA Communiqué “A” 5201 (Financial Entities Corporate Governance Guidelines). Detailed explanations about the main aspects related to capital management, corporate governance transparency policy and risk management related to the Bank, are disclosed in note 41 to the consolidated financial statements as of December 31, 2020, already issued.

Additionally, the table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of September 2021, together with the integration thereof (computable equity) as of the end of such month:

Item	09/30/2021
Minimum capital requirements	51,351,594
Computable equity	234,011,650
Capital surplus	182,660,056

40.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

During the second half of 2019, in a political context of federal general elections which gave rise to a change in the federal authorities, a significant volatile period began for the market values of government and private financial instrument and a process of rescheduling maturities and swaps of certain government debt instruments started. In addition, material increases were observed in the country risk and in the exchange rate between the Argentinian peso and US dollar.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

During 2020, among other regulations, relevant modifications to the tax regulation system were introduced, including changes in the income tax, withholdings related to foreign exchange transactions and for the acquisition of foreign currency for hoarding purposes, and were also established material restrictions to the exchange market access.

At the same time, the government’s debt restructuring process continued under domestic and foreign legislation which includes the undergoing negotiation with the International Monetary Funds.

Particularly, regarding to the price of Us dollar, since the end of 2019, the gap between the official price of the US dollar -used mainly for foreign trade- and the alternative values that arise through the stock market operation and also with respect to the unofficial value, began to widen around 100% as of the date of issuance of these condensed consolidated interim financial statements.

Although, at the end of issuance of these condensed consolidated interim financial statements certain volatility levels abovementioned have been decreased, the local and international macroeconomic context generates certain degree of uncertainty regarding its future progress, and also considering the effect mentioned in note 41, mainly related to the level of the global economic recovery.

Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the future financial statements.

41.	EFFECTS OF THE CORONAVIRUS (COVID-19) OUTBREAK

In early March 2020, the World Health Organization recognized Coronavirus (Covid-19) as a pandemic. This emergency situation over public health was worldwide expanded and several countries have taken different measures to contain the effects. This situation and the measures adopted have materially affected the international economy activity with different impacts on several countries and business lines.

Particularly in the Argentine Republic, on March 19, 2020, through Decree No. 297/2020, the Government established the "social, preventive and compulsory isolation".

Along with health protection rules, tax and financial measures were taken to mitigate the impact on the economy associated with the pandemic, including public direct financial assistance measures for part of the population, the establishment of financial and fiscal facilities for both individuals and companies. As regards measures related to the financial institutions, the BCRA established maturities extensions, froze the mortgage loan installments and encouraged banks to lend to companies at reduced rates. In addition, as explained in note 28, the distribution of dividends of the finance institutions was suspended until December 31, 2021.

The Bank is developing its activities under the conditions detailed above, giving priority to the compliance of social distancing measures by its employees, with the primary objective of taking care of the public health and well-being of all its stakeholders (employees, suppliers, customers, among others). To this end, it has put in place contingency procedures and has enabled its staff to carry out their tasks remotely.

From a commercial point of view, it has emphasized maintaining a close relationship with its customers, trying to respond to their needs at this difficult time, sustaining all virtual channels of care to ensure operability and a good response to requirements, monitoring compliance with their business obligations and monitoring the active portfolio in order to detect possible delays in collection and set new conditions for them.

As of the date of issuance of these condensed consolidated interim financial statements, certain health control measures continue to be effective. However, social, commercial and professional activities started to be performed with less restrictions, but subject to controls and protocols and with limited capacity of people, while restrictions in public transport were eliminated.

Considering the size of the abovementioned situation, the Bank's Management estimates that this situation could have an impact on its operations and the financial situation and the profit or loss of the Bank, which are under analysis, and will ultimately depend on the extent and duration of the health emergency and the success of the measures taken and taken in the future.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless otherwise expressly stated)

42.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed consolidated interim financial statements that may materially affect the financial position or the profit and loss of the period, not disclosed in these condensed consolidated interim financial statements.

43.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed consolidated interim financial statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in note 3. These accounting standards may not conform with accounting principles generally accepted in other countries.

- 62 -	Delfín Jorge Ezequiel Carballo Chairman

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

COMMERCIAL	09/30/2021	12/31/2020
In normal situation	79,603,236	99,658,871
With senior “A” collateral and counter-collateral	9,392,502	4,645,132
With senior “B” collateral and counter-collateral	15,012,839	13,286,243
Without senior collateral or counter-collateral	55,197,895	81,727,496

Subject to special monitoring	2,594,843	4,105,650
In observation
With senior “A” collateral and counter-collateral	3,290	463
With senior “B” collateral and counter-collateral	2,275,589	2,917,523
Without senior collateral or counter-collateral	315,964	835,557
In negotiation or with financing agreements
With senior “B” collateral and counter-collateral		186,374
Without senior collateral or counter-collateral		165,733

Troubled	266,164	112,926
With senior “B” collateral and counter-collateral	106,471
Without senior collateral or counter-collateral	159,693	112,926

With high risk of insolvency	105,708	116,635
With senior “B” collateral and counter-collateral	90,767	107,153
Without senior collateral or counter-collateral	14,941	9,482

Irrecoverable	96,674	714,736
With senior “A” collateral and counter-collateral	62,305	72,722
With senior “B” collateral and counter-collateral	34,351	582,131
Without senior collateral or counter-collateral	18	59,883

Subtotal Commercial	82,666,625	104,708,818

- 63 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B
(Continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

CONSUMER AND MORTGAGE	09/30/2021	12/31/2020
Performing	232,600,495	263,585,721
With senior “A” collateral and counter-collateral	16,907,594	26,819,643
With senior “B” collateral and counter-collateral	20,425,345	22,411,162
Without senior collateral or counter-collateral	195,267,556	214,354,916

Low risk	1,997,476	101,880
With senior “A” collateral and counter-collateral	43,438	6,855
With senior “B” collateral and counter-collateral	172,078	75
Without senior collateral or counter-collateral	1,781,960	94,950

Low risk - in special treatment	30,210	14,433
With senior “A” collateral and counter-collateral
With senior “B” collateral and counter-collateral	12,403
Without senior collateral or counter-collateral	17,807	14,433

Medium risk	2,202,011	294,084
With senior “A” collateral and counter-collateral	90,604	6,217
With senior “B” collateral and counter-collateral	124,704	41,122
Without senior collateral or counter-collateral	1,986,703	246,745

High risk	2,107,060	512,622
With senior “A” collateral and counter-collateral	86,673	28,675
With senior “B” collateral and counter-collateral	98,504	64,832
Without senior collateral or counter-collateral	1,921,883	419,115

Irrecoverable	594,672	1,123,065
With senior “A” collateral and counter-collateral	3,081	15,379
With senior “B” collateral and counter-collateral	181,301	328,439
Without senior collateral or counter-collateral	410,290	779,247

Subtotal consumer and mortgage	239,531,924	265,631,805
Total	322,198,549	370,340,623

- 64 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B
(Continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the condensed consolidated interim statement of financial position is listed.

	09/30/2021	12/31/2020
Loans and other financing	309,921,930	352,429,316
Added:
Allowances for loans and other financing	9,153,429	13,726,752
Adjustment amortized cost and fair value	350,853	185,005
Debt securities of financial trust - Measured at amortized cost	253,198	228,297
Corporate bonds	129,888	500,363
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(114,244)	(79,851)
Guarantees provided and contingent liabilities	2,503,495	3,350,741
Total computable items	322,198,549	370,340,623

- 65 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING FACILITIES

AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	09/30/2021		12/31/2020
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	18,574,135	5.76	41,367,628	11.17
50 next largest customers	29,158,406	9.05	32,198,025	8.69
100 next largest customers	20,697,940	6.42	18,704,220	5.05
Other customers	253,768,068	78.77	278,070,750	75.09
Total (1)	322,198,549	100.00	370,340,623	100.00

(1) See reconciliation in Exhibit B

- 66 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERM

AS OF SEPTEMBER 30, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		252,353	652,813	540,961	921,400	1,273,978		3,641,505
Financial sector		193,347	131,465	918,601	90,193	746,879	195,698	2,276,183
Non-financial private sector and foreign residents	2,187,386	114,631,115	35,211,346	43,453,304	57,032,862	66,112,119	100,752,326	419,380,458
Total	2,187,386	115,076,815	35,995,624	44,912,866	58,044,455	68,132,976	100,948,024	425,298,146

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERM

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		328,785	972,112	989,006	1,784,152	3,068,145	650,804	7,793,004
Financial sector		100,204	501,413	742,980	460,498	1,377,402		3,182,497
Non-financial private sector and foreign residents	1,793,671	129,515,505	42,118,681	57,445,150	67,807,857	64,462,499	104,898,703	468,042,066
Total	1,793,671	129,944,494	43,592,206	59,177,136	70,052,507	68,908,046	105,549,507	479,017,567

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

- 67 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF SEPTEMBER 30, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	Original value at beginning	Total life				Depreciation of the period					Residual value at the end
Item	of fiscal year	estimated in years	Increases	Decreases	Transfers (1)	Accumulated	Transfers (1)	Decrease	Of the period	At the end	of the period
Cost
Real property	41,737,692	50	242,702		1,042,115	3,418,073	92,002		649,703	4,159,778	38,862,731
Furniture and facilities	5,438,746	10	113,024	1,741	216,072	2,447,140	121	868	381,521	2,827,914	2,938,187
Machinery and equipment	7,521,830	5	406,088	28,148	135,295	4,731,983	(605)	4,411	873,970	5,600,937	2,434,128
Vehicles	1,168,270	5	98,031	66,907	2,919	956,199	162	57,927	75,865	974,299	228,014
Other	1,207		276			558			309	867	616
Work in progress	1,148,417		1,619,122		(676,377)						2,091,162
Right of use real property	2,843,361	5	508,082	23,096	14,570	1,233,819	663	19,361	530,660	1,745,781	1,597,136
Total property, plant and equipment	59,859,523		2,987,325	119,892	734,594	12,787,772	92,343	82,567	2,512,028	15,309,576	48,151,974

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	Original value at beginning	Total life				Depreciation for the fiscal year					Residual value at the end
Item	of fiscal year	estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	of the fiscal year
Cost
Real property	40,843,538	50	263,433		630,721	2,588,504	(16,658)		846,227	3,418,073	38,319,619
Furniture and facilities	5,043,958	10	118,889	27,856	303,755	1,965,544	192	25,279	506,683	2,447,140	2,991,606
Machinery and equipment	6,658,530	5	680,959	201	182,542	3,539,377	130	1,151	1,193,627	4,731,983	2,789,847
Vehicles	1,147,678	5	110,729	90,137		937,344		84,235	103,090	956,199	212,071
Other	3,653		38			3,627		3,098	29	558	649
Work in progress	1,628,725		634,757		(1,115,065)						1,148,417
Right of use real property	2,280,757	5	723,823	161,219		564,747		46,101	715,173	1,233,819	1,609,542
Total property, plant and equipment	57,606,839		2,532,628	281,897	1,953	9,599,143	(16,336)	159,864	3,364,829	12,787,772	47,071,751

(1)	During the fiscal year 2021, this item observed transfers to Non-current assets held for sale.

- 68 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT F

(Continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF SEPTEMBER 30, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	Original Value at beginning	Useful life				Depreciation of the period					Residual value at the end
Item	of fiscal year	estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	Of the period	At the end	of the period
Cost
Rented properties	301,607	50			(92,000)	49,517	(45,010)		2,451	6,958	202,649
Other investment properties	1,159,873	50	115,347	21,157	(634,782)	69,534	(46,991)	3,523	14,600	33,620	585,661
Total investment property	1,461,480		115,347	21,157	(726,782)	119,051	(92,001)	3,523	17,051	40,578	788,310

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	Original Value at beginning	Useful life				Depreciation for the fiscal year					Residual value at the end
Item	of fiscal year	estimated in years	Increases	Decreases	Transfers (1)	Accumulated	Transfers (1)	Decrease	For the fiscal year	At the end	of the fiscal year
Cost
Rented properties	301,606	50	2		(1)	46,146	1		3,370	49,517	252,090
Other investment properties	1,149,056	50	96,023	58	(85,148)	53,187	150	7	16,204	69,534	1,090,339
Total investment property	1,450,662		96,025	58	(85,149)	99,333	151	7	19,574	119,051	1,342,429

(1)	During the fiscal year 2020, this item observed transfers from/ to property, plant and equipment.

- 69 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF SEPTEMBER 30, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	Original Value at beginning	Useful life				Depreciation of the period					Residual value at the end
Item	of fiscal year	estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	Of the period	At the end	of the period
Cost
Licenses	3,765,635	5	780,790		(10,354)	1,953,453	(342)		618,480	2,571,591	1,964,480
Other intangible assets	11,819,417	5	2,038,980			6,641,185			1,638,783	8,279,968	5,578,429
Total intangible assets	15,585,052		2,819,770		(10,354)	8,594,638	(342)		2,257,263	10,851,559	7,542,909

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	Original Value at beginning	Useful life				Depreciation for the fiscal year					Residual value at the end
Item	of fiscal year	estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	of the fiscal year
Cost
Licenses	3,046,987	5	718,653		(5)	1,249,027	(4)		704,430	1,953,453	1,812,182
Other intangible assets	9,508,636	5	2,312,415	1,631	(3)	4,702,238	(3)	1,631	1,940,581	6,641,185	5,178,232
Total intangible assets	12,555,623		3,031,068	1,631	(8)	5,951,265	(7)	1,631	2,645,011	8,594,638	6,990,414

- 70 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	09/30/2021		12/31/2020
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	39,519,306	7.29	128,193,230	19.15
50 next largest customers	34,234,187	6.31	63,115,445	9.43
100 next largest customers	22,916,312	4.23	28,626,788	4.28
Other customers	445,484,536	82.17	449,434,566	67.14
Total	542,154,341	100.00	669,370,029	100.00

- 71 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES
FOR RESIDUAL TERMS
AS OF SEPTEMBER 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	481,976,225	57,742,528	6,386,854	981,081	13,246	1,600	547,101,534
From the non-financial government sector	50,247,600	3,498,678	580,635	2,504			54,329,417
From the financial sector	829,782						829,782
From the non-financial private sector and foreign residents	430,898,843	54,243,850	5,806,219	978,577	13,246	1,600	491,942,335
Liabilities at fair value through profit or loss	2,220,152						2,220,152
Derivative instruments	2,440						2,440
Repo transactions	1,810,254						1,810,254
Other financial institutions	1,810,254						1,810,254
Other Financial Liabilities	45,137,690	173,822	156,658	249,656	370,346	525,794	46,613,966
Financing received from the Central Bank of Argentina and other financial institutions	167,294	243,355	172,250	17,891	9,670		610,460
Issued corporate bonds		252,804		2,543,451			2,796,255
Subordinated corporate bonds		1,332,923		1,465,820	2,931,640	49,754,740	55,485,123

Total	531,314,055	59,745,432	6,715,762	5,257,899	3,324,902	50,282,134	656,640,184

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

- 72 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT I

(Continued)

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES
FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	602,477,822	61,696,373	7,644,603	4,143,548	47,671	2,995	676,013,012
From the non-financial government sector	92,957,864	7,613,455	1,235,325	2,914			101,809,558
From the financial sector	953,796						953,796
From the non-financial private sector and foreign residents	508,566,162	54,082,918	6,409,278	4,140,634	47,671	2,995	573,249,658
Derivative instruments	58	257					315
Repo transactions	849,672						849,672
Other financial institutions	849,672						849,672
Other Financial Liabilities	65,570,535	183,077	172,353	434,429	362,377	704,449	67,427,220
Financing received from the Central Bank of Argentina and other financial institutions	574,458	273,191	279,496	110,529	54,911	7,839	1,300,424
Issued corporate bonds	286,716		3,782,912	284,938	3,541,381		7,895,947
Subordinated corporate bonds			1,555,783	1,555,785	3,421,802	59,784,506	66,317,876
Total	669,759,261	62,152,898	13,435,147	6,529,229	7,428,142	60,499,789	819,804,466

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

- 73 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS
AS OF SEPTEMBER 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	Amounts at beginning of		Decreases		Monetary effects generated for
Item	fiscal year	Increases	Reversals	Charge off	provisions	09/30/2021
Provisions for eventual commitments	23,566	278,780		1,153	(21,243)	279,950
For Administrative, disciplinary and criminal penalties	984	37,775	229	37,725	(305)	500
Other	1,762,099	912,959		1,150,295	(434,760)	1,090,003
Total Provisions	1,786,649	1,229,514	229	1,189,173	(456,308)	1,370,453

CONSOLIDATED CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	Amounts at beginning of		Decreases		Monetary effects generated for
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2020
Provisions for eventual commitments	32,204	10,781		10,985	(8,434)	23,566
For Administrative, disciplinary and criminal penalties	1,338				(354)	984
Other	2,713,905	1,536,684	11	1,727,187	(761,292)	1,762,099
Total Provisions	2,747,447	1,547,465	11	1,738,172	(770,080)	1,786,649

- 74 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY AMOUNTS
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	09/30/2021					12/31/2020
	Total parent company and local	Total per currency
Item	branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	122,312,954	121,499,620	561,805	21,771	229,758	144,792,684
Debt securities at fair value through profit or loss	926,466	926,466				8,159
Other financial assets	5,749,525	5,749,525				6,816,722
Loans and other financing	20,084,871	20,074,407	10,464			31,898,669
Other financial institutions						29,075
From the non-financial private sector and foreign residents	20,084,871	20,074,407	10,464			31,869,594
Other debt securities	11,734,495	11,734,495				8,067,236
Financial assets delivered as guarantee	2,085,392	2,078,526	6,866			2,495,890
Equity Instruments at fair value through profit or loss	15,319	15,319				15,924
Total assets	162,909,022	162,078,358	579,135	21,771	229,758	194,095,284
Liabilities
Deposits	100,561,946	100,561,627	319			105,595,017
Non-financial government sector	5,703,950	5,703,950				5,750,152
Financial sector	730,824	730,824				785,991
Non-financial private sector and foreign residents	94,127,172	94,126,853	319			99,058,874
Other financial liabilities	8,469,646	8,148,583	304,615		16,448	25,267,499
Financing from Central Bank and other financial Institutions	513,055	502,562	10,493			643,174
Subordinated corporate bonds	41,039,615	41,039,615				46,976,966
Other non-financial liabilities	23,321	23,321				27,822
Total liabilities	150,607,583	150,275,708	315,427		16,448	178,510,478

- 75 -	Delfín Jorge Ezequiel Carballo Chairperson

    EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	Net financial Income/(Loss)
	Mandatory measurement
Items	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
For measurement of financial assets at fair value through profit or loss
Gain from government securities	2,666,104	12,856,187	3,951,396	9,559,201
Gain from private securities	487,430	1,168,792	417,030	976,100
Gain from derivative financial instruments
Forward transactions			2,024	95,536
Gain/(Loss) from other financial assets	10,292	(7,586)	(5,286)	4,103
(Loss)/Gain from equity instruments at fair value through profit or loss	(50,055)	411,999	(162,795)	127,046
Gain/(Loss) from sales or decreases of financial assets at fair value (1)	414,400	407,424	(86,111)	(73,853)
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Forward transactions	(71,496)	(77,346)
Total	3,456,675	14,759,470	4,116,258	10,688,133

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period.

- 76 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q
(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	Net financial Income/(Loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
Interest income
for cash and bank deposits	2,911	9,273	43,852	172,390
for government securities	1,271,331	5,572,745	1,976,012	6,705,341
for debt securities	43,670	239,811	402,181	1,980,852
for loans and other financing
Non-financial public sector	359,834	1,365,271	884,892	3,369,768
Financial sector	138,913	487,406	299,554	1,145,584
Non-financial private sector
Overdrafts	1,813,119	5,460,951	2,092,232	12,928,390
Documents	2,315,439	5,785,398	1,214,865	4,914,895
Mortgage loans	2,998,737	10,412,244	2,365,930	7,922,022
Pledge loans	255,792	548,945	161,094	503,567
Personal loans	10,611,172	32,638,789	10,911,028	33,873,068
Credit cards	3,213,888	9,652,897	3,819,911	12,295,362
Financial leases	(929)	42,681	7,173	64,702
Other	3,222,849	10,888,105	5,322,602	13,314,170
for repo transactions
Central Bank of Argentina	2,185,885	6,173,180	3,193,754	6,155,834
Other financial institutions	5,395	40,272	15,139	89,012
Total	28,438,006	89,317,968	32,710,219	105,434,957
Interest expenses
for deposits
Non-financial private sector
Checking accounts	(98,069)	(1,065,398)	(645,496)	(1,036,373)
Saving accounts	(259,818)	(845,894)	(189,573)	(643,558)
Time deposits and investments accounts	(18,840,737)	(61,193,179)	(21,578,508)	(50,095,706)
for Financing received from Central Bank of Argentina and other financial institutions	(23,088)	(123,442)	(27,172)	(88,402)
for repo transactions
Other financial institutions	(73,506)	(212,792)	(2,584)	(149,132)
for other financial liabilities	(6,666)	(17,600)	(16,955)	(72,406)
Issued corporate bonds	(110,055)	(681,784)	(529,760)	(1,611,492)
for subordinated corporate bonds	(733,350)	(2,302,543)	(842,054)	(2,451,903)
Total	(20,145,289)	(66,442,632)	(23,832,102)	(56,148,972)

- 77 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q
(Continued)
CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	Income of the period		Other comprehensive income		Income of the period		Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
From debt government securities	21,454,485	63,612,910	(257,039)	29,204	23,382,991	52,715,111	(393,366)	(1,164,345)
Total	21,454,485	63,612,910	(257,039)	29,204	23,382,991	52,715,111	(393,366)	(1,164,345)

	Income of the period
Items	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
Commissions income
Commissions related to obligations	4,823,334	13,666,424	4,599,192	13,493,739
Commissions related to credits	31,272	101,229	47,752	208,099
Commissions related to loans commitments and financial guarantees	981	2,441	157	691
Commissions related to securities value	194,558	492,371	229,477	542,301
Commissions for credit cards	2,897,489	8,310,225	3,076,002	8,945,161
Commissions for insurances	500,931	1,535,835	548,500	1,631,858
Commissions related to trading and foreign exchange transactions	218,282	606,866	247,461	577,131
Total	8,666,847	24,715,391	8,748,541	25,398,980
Commissions expenses
Commissions related to trading and foreign exchange transactions	(46,394)	(79,405)	(45,846)	(126,195)
Other
Commissions paid ATM exchange	(555,144)	(1,547,109)	(429,750)	(1,245,518)
Checkbooks commissions and compensating cameras	(155,852)	(429,967)	(148,441)	(424,880)
Commissions credit cards and foreign trade	(84,397)	(253,354)	(87,517)	(270,895)
Total	(841,787)	(2,309,835)	(711,554)	(2,067,488)

- 78 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF SEPTEMBER 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

		Movements between stages of period
			ECL of remanent life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Effect monetary generated for provisions	09/30/2021
Other financial assets	25,922	6,975			(7,501)	25,396
Loans and other financing	13,726,752	(3,088,160)	(1,897)	2,188,082	(3,671,348)	9,153,429
Other financial institutions	22,752	(13,545)			(4,939)	4,268
To the non-financial private sector and foreign residents
Overdrafts	939,167	47,857	217,147	(595,383)	(184,117)	424,671
Documents	732,207	153,322	40,500	11,646	(191,340)	746,335
Mortgage loans	1,031,224	(29,966)	(16,607)	89,205	(295,690)	778,166
Pledge loans	183,997	(16,188)	(25,913)	40,486	(52,561)	129,821
Personal loans	3,897,463	(936,769)	303,135	1,748,676	(1,269,635)	3,742,870
Credit cards	4,641,319	(1,836,216)	(542,578)	739,165	(1,103,999)	1,897,691
Financial leases	13,761	357	(70)	(5,096)	(3,063)	5,889
Other	2,264,862	(457,012)	22,489	159,383	(566,004)	1,423,718
Eventual commitments	23,566	220,220	51,085		(14,921)	279,950
Other debt securities	1,839	(1,116)			(323)	400
Total of allowances	13,778,079	(2,862,081)	49,188	2,188,082	(3,694,093)	9,459,175

 VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

		Movements between stages of the fiscal year
			ECL of remanent life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Effect monetary generated for provisions	12/31/2020
Other financial assets	19,217	15,501			(8,796)	25,922
Loans and other financing	9,452,773	5,761,650	2,757,918	(653,824)	(3,591,765)	13,726,752
Other financial institutions	51,458	(17,876)			(10,830)	22,752
To the non-financial private sector and foreign residents
Overdrafts	1,438,974	18,621	1,728	(29,456)	(490,700)	939,167
Documents	684,839	189,935	115,518	(42,427)	(215,658)	732,207
Mortgage loans	714,204	143,798	413,617	5,380	(245,775)	1,031,224
Pledge loans	240,623	33,711	9,827	(23,624)	(76,540)	183,997
Personal loans	3,425,892	1,251,778	684,093	(321,952)	(1,142,348)	3,897,463
Credit cards	1,478,699	2,964,120	1,101,244	(100,700)	(802,044)	4,641,319
Financial leases	9,977	(2,665)	(1,081)	10,584	(3,054)	13,761
Other	1,408,107	1,180,228	432,972	(151,629)	(604,816)	2,264,862
Eventual commitments	32,204	7,283	(7,451)	478	(8,948)	23,566
Other debts securities	3,612	364			(2,137)	1,839
Total of allowances	9,507,806	5,784,798	2,750,467	(653,346)	(3,611,646)	13,778,079

- 79 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

Items	Notes	Exhibits	09/30/2021	12/31/2020
ASSETS
Cash and Deposits in Banks	8		161,741,706	156,813,102
Cash			24,957,605	34,817,092
Central Bank of Argentina			93,618,895	68,472,008
Other Local and Foreign Entities			43,159,031	53,516,795
Other			6,175	7,207
Debt Securities at fair value through profit or loss	8	A	19,736,558	72,843,222
Derivative Financial Instruments	8		935	9,905
Repo transactions	8		22,431,396	55,042,144
Other financial assets	5, 6 and 8	R	17,584,575	22,354,642
Loans and other financing	6 and 8	B, C, D and R	310,049,053	352,521,541
Non-financial Public Sector			2,677,579	4,950,764
Other Financial Entities			1,702,591	2,496,253
Non-financial Private Sector and Foreign Residents			305,668,883	345,074,524
Other Debt Securities	8	A and R	265,215,493	279,580,564
Financial Assets delivered as guarantee	8 and 27		18,671,709	19,463,082
Equity Instruments at fair value through profit or loss	7 and 8	A	2,085,273	2,277,460
Investment in subsidiaries, associates and joint arrangements	9		6,458,155	6,476,362
Property, plant and equipment		F	48,107,617	47,034,429
Intangible Assets		G	7,540,663	6,988,019
Other Non-financial Assets	10		1,755,862	2,704,407
Non-current assets held for sale			2,992,366	3,027,652
TOTAL ASSETS			884,371,361	1,027,136,531

- 80 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

Items	Notes	Exhibits	09/30/2021	12/31/2020
LIABILITIES
Deposits	8	H and I	534,030,146	664,383,893
Non-financial Public Sector			53,929,846	100,753,677
Financial Sector			829,782	953,796
Non-financial Private Sector and Foreign Residents			479,270,518	562,676,420
Derivative Financial Instruments	8	I	2,440	315
Repo Transactions	8	I	1,810,254	847,183
Other Financial Liabilities	8 and 12	I	41,889,714	45,511,176
Financing received from the Central Bank of Argentina and other financial entities	8	I	594,979	1,258,478
Issued Corporate Bonds	8 and 32	I	3,136,663	6,747,782
Current Income Tax Liabilities			2,349,822	6,832,455
Subordinated Corporate Bonds	8 and 32	I	41,039,615	46,976,966
Provisions	13	J and R	1,370,453	1,786,649
Deferred Income Tax Liabilities	17		7,812,247	8,616,356
Other Non-financial Liabilities	14		43,488,305	41,369,447
TOTAL LIABILITIES			677,524,638	824,330,700
SHAREHOLDERS’ EQUITY
Capital Stock	25	K	639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Adjustments to Shareholders’ Equity			73,737,944	73,737,944
Earnings Reserved			110,539,792	150,402,396
Unappropriated Retained Earnings			(8,093,918)	(69,316,862)
Other Comprehensive Income accumulated	3		2,541,617	1,539,038
Net Income of the period/ fiscal year			15,052,094	33,374,121
TOTAL SHAREHOLDERS’ EQUITY			206,846,723	202,805,831
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			884,371,361	1,027,136,531

The notes 1 to 40 to the condensed separate interim financial statement and the exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statement.

- 81 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

Items	Notes	Exhibits	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
Interest income		Q	49,839,000	152,763,649	56,187,248	158,075,246
Interest expense		Q	(20,143,465)	(66,444,630)	(23,827,259)	(56,144,129)
Net Interest income			29,695,535	86,319,019	32,359,989	101,931,117

Commissions income	18	Q	8,543,031	24,408,601	8,564,821	24,994,348
Commissions expense		Q	(762,127)	(2,114,240)	(693,435)	(2,033,307)
Net Commissions income			7,780,904	22,294,361	7,871,386	22,961,041
Subtotal (Net Interest income +Net Commissions income)			37,476,439	108,613,380	40,231,375	124,892,158

Profit from measurement of financial instruments at fair value through profit or loss		Q	3,258,735	14,286,009	4,804,897	11,126,199
Profit from sold or derecognized assets at amortized cost			2	139,152	93,373	1,598,657
Differences in quoted prices of gold and foreign currency	19		530,848	2,610,488	1,770,799	3,868,393
Other operating income	20		1,331,717	4,131,222	1,538,925	4,792,946
Allowances for loan losses			(212,893)	(446,171)	(2,664,722)	(8,015,302)
Net Operating Income			42,384,848	129,334,080	45,774,647	138,263,051

Employee benefits	21		(8,891,583)	(26,573,671)	(9,306,602)	(26,622,919)
Administrative expenses	22		(4,425,241)	(12,687,677)	(5,125,467)	(14,386,261)
Depreciation and amortization of fixed assets		F and G	(1,644,020)	(4,757,946)	(1,540,852)	(4,482,123)
Other Operating Expenses	23		(7,479,735)	(21,923,928)	(6,949,758)	(21,069,236)
Operating Income			19,944,269	63,390,858	22,851,968	71,702,512

Income/(loss) from subsidiaries, associates and joint arrangements	9		198,833	526,506	(808,100)	(427,169)
Loss on net monetary position			(12,651,895)	(44,667,081)	(10,037,167)	(26,665,957)
Income before tax on continuing operations			7,491,207	19,250,283	12,006,701	44,609,386

Income tax on continuing operations	17.b)		(136,955)	(4,198,189)	(4,636,374)	(15,582,776)
Net Income from continuing operations			7,354,252	15,052,094	7,370,327	29,026,610
Net Income of the period			7,354,252	15,052,094	7,370,327	29,026,610

- 82 -	Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE EARNINGS PER SHARE
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

Items	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
Net Profit attributable to Parent’s shareholders	7,354,252	15,052,094	7,370,327	29,026,610
PLUS: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	7,354,252	15,052,094	7,370,327	29,026,610
Weighted average of outstanding common shares of the period	639,413	639,413	639,413	639,413
PLUS: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares of the period adjusted as per dilution effect	639,413	639,413	639,413	639,413
Basic earnings per share (in pesos)	11.5016	23.5405	11.5267	45.3957

- 83 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

Items	Notes	Exhibits	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
Net Income of the period			7,354,252	15,052,094	7,370,327	29,026,610
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion			(184,306)	(520,419)	79,007	194,322
Foreign currency translation differences of the period			(184,306)	(520,419)	79,007	194,322
Profit or losses for financial instruments measured at fair value through OCI (IFRS 9(4.1.2)(a))			249,121	1,649,945	189,123	470,310
Profit or losses of the period financial instruments at fair value through OCI		Q	(249,362)	156,151	(302,614)	(960,765)
Adjustment for reclassification of period			619,520	2,206,112	563,596	1,618,727
Income tax	17.b)		(121,037)	(712,318)	(71,859)	(187,652)
Interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method			(7,677)	(126,947)	895,741	782,830
(Losses)/Income of the period from interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method			(7,677)	(126,947)	895,741	782,830
Total Other Comprehensive Income that will be reclassified to profit or loss of the period			57,138	1,002,579	1,163,871	1,447,462
Total Other Comprehensive Income			57,138	1,002,579	1,163,871	1,447,462
Total Comprehensive Income			7,411,390	16,054,673	8,534,198	30,474,072

The notes 1 to 40 to the condensed separate interim financial statement and the exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statement.

- 84 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other (1)	Legal	Other	Unappropriated Retained Earnings (1)	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	73,737,944	1,239,890	299,148	43,950,705	106,451,691	(35,942,741)	202,805,831
Total comprehensive income of the period
- Net income of the period									15,052,094	15,052,094
- Other comprehensive income of the period					(520,419)	1,522,998			0	1,002,579
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2021	35
-Cash dividends								(11,650,368)		(11,650,368)
-Absorption of loss accumulated
Voluntary reserve								(605)	605
Voluntary reserve for future distribution earnings								(27,848,218)	27,848,218
Personal property tax on business corporation								(363,413)		(363,413)
Amount at the end of the period		639,413	12,429,781	73,737,944	719,471	1,822,146	43,950,705	66,589,087	6,958,176	206,846,723

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other (1)	Legal	Other	Unappropriated Retained Earnings (1)	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	73,737,944	1,075,728	(821,241)	28,736,032	73,676,513	6,037,784	195,511,954
Total comprehensive income of the period
- Net income of the period									29,026,610	29,026,610
- Other comprehensive income of the period					194,322	1,253,140			0	1,447,462
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2020
- Legal reserve							15,214,673		(15,214,673)
- Normative reserve								60,139,973	(60,139,973)
- Cash dividends								(21,793,062)		(21,793,062)
Amount at the end of the period		639,413	12,429,781	73,737,944	1,270,050	431,899	43,950,705	112,023,424	(40,290,252)	204,192,964

(1) Amounts at the beginning of the fiscal year were adjusted in accordance with Communication “A” 7211. See also Note 3 to the condensed consolidated interim financial statements section “New standards adopted in the fiscal year”.

The notes 1 to 40 to the condensed separate interim financial statement and the exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statement.

- 85 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(Translation of the Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

Items	Notes	09/30/2021	09/30/2020
Cash flows from operating activities
Income of the period before Income Tax		19,250,283	44,609,386
Adjustment for the total monetary effect of the period		44,667,081	26,665,957
Adjustments to obtain cash flows from operating activities:		-	-
Amortization and depreciation		4,757,946	4,482,123
Allowance for loan losses		446,171	8,015,302
Difference in quoted prices of foreign currency		(12,057,013)	(16,006,802)
Other adjustments		30,500,377	24,631,927
Net increase/(decrease) from operating assets:		-	-
Debt Securities at fair value through profit and loss		53,174,806	(13,117,700)
Derivative financial instruments		8,970	73,641
Repo transactions		32,610,748	(81,377,915)
Loans and other financing		-	-
Non-financial public sector		2,273,185	5,914,860
Other financial entities		793,662	4,645,891
Non-financial private sector and foreign residents		38,780,030	29,918,735
Other debt securities		(31,483,499)	(133,511,825)
Financial assets delivered as guarantee		791,373	1,350,137
Equity instruments at fair value through profit or loss		192,187	384,291
Other assets		4,713,431	(13,030,751)
Net increase/(decrease) from operating liabilities:		-	-
Deposits		-	-
Non-financial public sector		(46,823,831)	128,322,047
Financial sector		(124,014)	86,593
Non-financial private sector and foreign residents		(83,405,902)	115,527,462
Derivative financial instruments		2,125	(1,432,762)
Repo transactions		963,071	(1,869,236)
Other liabilities		(5,467,069)	1,474,524
Payments for Income Tax		(8,188,742)	(8,747,368)
Total cash from operating activities (A)		46,375,376	127,008,517

- 86 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

(Translation of the Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

Items	Notes	09/30/2021	09/30/2020
Cash flows from investing activities

Payments:
Acquisition of PPE, intangible assets and other assets		(5,224,381)	(3,564,778)
Total cash used in investing activities (B)		(5,224,381)	(3,564,778)
Cash flows from financing activities

Payments:
Non subordinated corporate bonds		(3,472,661)	(2,245,857)
Financing from local financial entities		(541,986)	(3,040,030)
Subordinated corporate bonds		(1,425,876)	(1,516,282)
Other payments related to financing activities		(472,907)	(553,852)
Collections/Incomes:		-	-
Non Subordinated Corporate Bonds		598,449	-
Central Bank of Argentina		-	6,526
Total cash used in financing activities (C)		(5,314,981)	(7,349,495)
Effect of exchange rate fluctuations (D)		19,417,481	27,690,098
Monetary effect on cash and cash equivalents (E)		(96,105,319)	63,181,280)
Net (decrease)/increase in cash and cash equivalents (A+B+C+D+E)		(40,851,824)	80,603,062
Restated cash and cash equivalents at the beginning of the fiscal year	24	333,044,697	267,245,199
Cash and cash equivalents at the end of the period	24	292,192,873	347,848,261

The notes 1 to 40 to the condensed separate interim financial statement and the exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statement.

- 87 -	Delfín Jorge Ezequiel Carballo Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless expressly stated)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Republic of Argentina that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, the Bank performs certain transactions through its subsidiaries Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SA, Macro Fiducia SA, Macro Fondos SGFCISA and Argenpay SAU.

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during the fiscal year 2006, the Bank acquired control over Banco del Tucumán SA, which was merged with Banco Macro SA in October 2019.

During 2020 and 2021 the Bank made irrevocable capital contributions in the company Play Digital SA for a total amount of 253,557 (not restated), subscribing 215,717,076 common, registered shares, with a face value of Ps. 1. See note 1 to the condensed consolidated interim financial statements.

In addition, on October 1, 2021 the bank decided to exercise a call option to reach 24.99% of the equity interest in Fintech SGR. Additionally, on October 15, 2021, the bank paid 50,850 in order to purchase share representing 50% of the capital stock and votes of Finova SA (see also note 1 to the condensed consolidated interim financial statements).

On November 24, 2021, the Bank’s Board of Directors approved the issuance of these condensed separate interim financial statements.

2.	OPERATIONS OF THE BANK

Note 2 to the condensed consolidated interim financial statements includes a detailed description of the agreements that relate the Bank with the provincial and municipalities governments.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Applicable Accounting Standards

These condensed separate interim financial statements of the Bank were prepared in accordance with the accounting framework established by Central Bank of Argentina (BCRA, for its acronym in Spanish), in its Communiqué “A” 6114 as supplementary. Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless expressly stated)

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that have affected the preparation of these condensed separate interim financial statements are as follows:

a)	According to Communiqué “A” 6114, as supplementary, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on January 1, 2020 included, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these condensed separate interim financial statements, the Bank is in the process of quantifying the effect of the full application of the mentioned standard.

b)	Additionally, the Bank received on March 12 and 22, 2021 and April 29, 2019 Memorandums from the BCRA, which established specifics guidelines related to the measurement of the Bank’s holding in Prisma Medios de Pago SA as explained in note 7. Considering such guidelines, the Bank adjusted the fair value previously determined. As of the date of issuance of these condensed separate interim financial statements, the Bank is in the process of quantifying the difference over such fair value and the fair value calculated according to IFRS, which could be material.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed separate interim financial statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7183. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Note 3 to the condensed consolidated interim financial statements presents further detailed descriptions of the basis for the presentation of such financial statements and the main accounting policies used and the relevant information of the subsidiaries. All that is explained therein shall apply to these condensed separate interim financial statements.

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed separate interim financial statements continue to be prepared on the going concern basis.

Subsidiaries

As mentioned in note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. An entity controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

As provided under IAS 27 “Consolidated and Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”, established in IAS 28 “Investment in associates and joint ventures”. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profits and losses of the entity after the date of acquisition or creation.

Shares in profits and losses of subsidiaries and associates are recognized under “Income / (loss) from associates and joint ventures” in the statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for under “Income / (loss) of the period in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the participation method”, in the statement of other comprehensive income.

Transcription into books

As of the date of issuance of these condensed separate interim financial statements, the same are in the process of being transcribed into the Books of Accounts of Banco Macro SA.

New standards adopted

New standards adopted are described in note 3 to the condensed consolidated interim financial statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless expressly stated)

New pronouncements

New pronouncements are described in note 3 to the condensed consolidated interim financial statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in statement of financial position and they are, therefore, an integral part of the total risk of the Bank. These transactions are detailed in note 4 to the condensed consolidated interim financial statements.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy, described in note 41 to the consolidated financial statements as of December 31, 2020, already issued.

5.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of September 30, 2021 and December 31, 2020 is as follows:

Composition	09/30/2021	12/31/2020
Sundry debtors (see note 7)	8,699,404	9,762,397
Receivables from spot sales of foreign currency pending settlement	6,912,519	11,559,730
Receivables from spot sales of government securities pending settlement	1,623,894	758,667
Private securities	33,278	35,855
Other	340,876	263,915
Subtotal	17,609,971	22,380,564
Less: Allowances for Expected Credit Losses (ECL)	(25,396)	(25,922)
Total	17,584,575	22,354,642

Disclosures related to allowance for ECL are detailed in note 6 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

6.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

In note 7 to the condensed consolidated interim financial statements, are detailed the allowances recognized by the Bank under this concept.

In addition, in exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk” are also disclosed the ECL movements by portfolio and products.

7.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

The Bank’s investment in Prisma Medios de Pago SA as of September 30, 2021 and December 31, 2020 is described in note 9 to the condensed consolidated interim financial statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless expressly stated)

8.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 10 to the condensed consolidated interim financial statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in these condensed separate interim financial statements. In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Even though the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with regards to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of September 30, 2021 and December 31, 2020:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2021
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	19,736,558	18,888,973		847,585
Derivatives financial instruments	935	935
Other financial assets	33,278			33,278
Equity instruments at fair value through profit or loss	2,085,273	12,648		2,072,625

At fair value through OCI
Other debt Securities	242,637,199	187,239,750	55,397,449
Financial assets delivered as guarantee	2,023,180	2,023,180

Total	266,516,423	208,165,486	55,397,449	2,953,488

Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	2,440	1,095	1,345

Total	2,440	1,095	1,345

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless expressly stated)

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2020
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	72,843,222	72,324,912		518,310
Derivatives financial instruments	9,905		9,905
Other financial assets	35,854			35,854
Equity instruments at fair value through profit or loss	2,277,460	13,324		2,264,136

At fair value through OCI
Other debt Securities	236,962,110	151,243,348	85,718,762
Financial assets delivered as guarantee	952,882	952,882

Total	313,081,433	224,534,466	85,728,667	2,818,300

Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	315	315

Total	315	315

Below is the reconciliation between the amounts at the beginning and the end of the period for the financial assets recognized at fair value, categorized as level 3:

	As of September 30, 2021
Description	Debt instruments	Other financial assets	Equity investment at fair value through profit or loss
Amount at the beginning	518,310	35,854	2,264,136
Transfers to Level 3
Transfers for Level 3
Profit and loss	209,226	2,816	526,121
Recognition and derecognition	306,382	5,555	(19,004)
Monetary effects	(186,333)	(10,947)	(698,628)

Amount at the end of the period	847,585	33,278	2,072,625

	As of December 31, 2020
Description	Debt instruments	Other financial assets	Equity investment at fair value through profit or loss
Amount at the beginning	1,519,721	42,887	2,846,788
Transfers to Level 3
Transfers for Level 3
Profit and loss	284,587	12,972	183,074
Recognition and derecognition	(1,084,097)	(8,910)	23,435
Monetary effects	(201,901)	(11,095)	(789,161)

Amount at the end of the fiscal year	518,310	35,854	2,264,136

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless expressly stated)

In note 10 to the condensed consolidated interim financial statements, are detailed the valuation techniques and significant unobservable inputs used in the valuation of assets at Level 3.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of September 30, 2021 and December 31, 2020, the Bank has not recognized any transfers between levels 1, 2 and 3 of the fair value hierarchy.

Financial assets and liabilities not recognized at fair value

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of September 30, 2021 and December 31, 2020:

	09/30/2021
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	161,741,706	161,741,706			161,741,706
Repo transactions	22,431,396	22,431,396			22,431,396
Other financial assets	17,551,297	17,551,297			17,551,297
Loans and other financing	310,049,053			284,020,007	284,020,007
Other debt securities	22,578,294	329,287	21,278,232	805,442	22,412,961
Financial assets delivered as guarantee	16,648,529	16,648,529			16,648,529

Total	551,000,275	218,702,215	21,278,232	284,825,449	524,805,896

Financial liabilities
Deposits	534,030,146	277,113,108		256,765,917	533,879,025
Repo transactions	1,810,254	1,810,254			1,810,254
Other financial liabilities	41,889,714	40,340,564	1,549,124		41,889,688
Financing received from the BCRA and other financial entities	594,979	431,518	159,113		590,631
Issued corporate bonds	3,136,663		2,609,633		2,609,633
Subordinated corporate bonds	41,039,615		34,165,469		34,165,469
Total	622,501,371	319,695,444	38,483,339	256,765,917	614,944,700

	12/31/2020
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	156,813,102	156,813,102			156,813,102
Repo transactions	55,042,144	55,042,144			55,042,144
Other financial assets	22,318,788	22,318,788			22,318,788
Loans and other financing	352,521,541			328,643,322	328,643,322
Other debt securities	42,618,454	14,462,436	30,418,777	203,146	45,084,359
Financial assets delivered as guarantee	18,510,200	18,510,200			18,510,200
Total	647,824,229	267,146,670	30,418,777	328,846,468	626,411,915

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless expressly stated)

	12/31/2020
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial liabilities
Deposits	664,383,893	328,166,055		335,837,000	664,003,055
Repo transactions	847,183	847,183			847,183
Other financial liabilities	45,511,176	43,686,078	1,823,319		45,509,397
Financing received from the BCRA and other financial entities	1,258,478	443,568	801,778		1,245,346
Issued corporate bonds	6,747,782		5,643,759		5,643,759
Subordinated corporate bonds	46,976,966		39,859,873		39,859,873
Total	765,725,478	373,142,884	48,128,729	335,837,000	757,108,613

9.	INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT ARRANGEMENTS

The Bank’s interests on subsidiaries, associates and joint ventures are disclosed in note 11 to the condensed consolidated interim financial statements.

10.	OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets as of September 30, 2021 and December 31, 2020 is as follows:

Composition	09/30/2021	12/31/2020
Advanced prepayments	1,074,739	624,443
Investment property (see Exhibit F)	398,968	1,058,944
Tax advances	140,678	823,088
Other	141,477	197,932
Total	1,755,862	2,704,407

11.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of a parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless expressly stated)

As of September 30, 2021 and December 31, 2020, amount balances related to transactions generated with related parties are as follows:

	As of September 30, 2021
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (1)	Other related parties	Total
Assets
Cash and deposit in banks	791							791
Other financial assets		71,477						71,477
Loans and other financing (2)
Documents							26,422	26,422
Overdraft						93,731	784,413	878,144
Credit Cards						58,017	18,883	76,900
Lease							12,620	12,620
Personal loans						1,478		1,478
Mortgage loans						235,113		235,113
Other loans		650,915				8,471	1,012,979	1,672,365
Other receivables for financial intermediation							6,405	6,405
Guarantee granted							852,144	852,144
Total assets	791	722,392				396,810	2,713,866	3,833,859

Liabilities
Deposits	5	3,235,209	157,137	46,602	44,952	300,117	814,715	4,598,737
Other financial liabilities		2,120,049				219	7,004	2,127,272
Issued corporate bonds		598,544						598,544
Other non-financial liabilities							13,057	13,057
Total liabilities	5	5,953,802	157,137	46,602	44,952	300,336	834,776	7,337,610

(1)	Includes close family members of the key management personnel.

(2)	The maximum financing amount for loans and other financing as of September 30, 2021 for Macro Securities SA, Key management personnel and other related parties amounted to 971,842, 492,886 and 4,980,774, respectively.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless expressly stated)

	As of December 31, 2020
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (1)	Other related parties	Total
Assets
Cash and deposit in banks	923							923
Repo transaction		1,050,996						1,050,996
Other financial assets
Loans and other financing (2)							2,093	2,093
Documents						44,859	556,622	601,481
Overdraft						62,067	6,756	68,823
Lease		1,416					7,153	8,569
Personal loans						15,957		15,957
Mortgage loans						115,282		115,282
Other loans		974,835					521,110	1,495,945
Guarantee granted							1,139,080	1,139,080
Total assets	923	2,027,247				238,165	2,232,814	4,499,149

Liabilities
Deposits	10	919,563	178,886	78,033	59,356	680,271	1,087,117	3,003,236
Other financial liabilities		21,386				204	11,459	33,049
Other non-financial liabilities							15,645	15,645
Total liabilities	10	940,949	178,886	78,033	59,356	680,475	1,114,221	3,051,930

(1)	Includes close family members of the key management personnel.

(2)	The maximum financing amount for loans and other financing as of December 31, 2020 for Macro Securities SA, Key management personnel and other related parties amounted to 979,231, 1,352,857 and 6,400,520, respectively.

Profit or loss related to transactions generated during the nine-month periods ended September 30, 2021 and 2020 with related parties are as follows:

	As of September 30, 2021
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (1)	Other related parties	Total
Income / (loss)
Interest income		2,517				105,107	901,257	1,008,881
Interest expense		(3,822)			(13,011)	(26,019)	(57,018)	(99,870)
Commissions income		13,743	83		139	12	14,001	27,978
Commissions expense						(21)	(159)	(180)
Other operating income	2	6,478					22	6,502
Administrative expense							(171,200)	(171,200)
Other operating expense							(52,542)	(52,542)
Income / (loss)	2	18,916	83		(12,872)	79,079	634,361	719,569

(1)	Includes close family members of the key management personnel.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless expressly stated)

	As of September 30, 2020
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
Income / (loss)
Interest income		3,505				70,449	665,130	739,084
Interest expense					(7,877)	(2,156,865)	(55,533)	(2,220,275)
Commissions income		9,860	311		84	40	6,526	16,821
Commissions expense						(186)	(322)	(508)
Income from measurement of financial instruments at fair value through profit or loss							5,689	5,689
Other operating income	5			2			26	33
Allowance for loan losses		(12,219)						(12,219)
Administrative expense							(165,244)	(165,244)
Other operating expense							(89,629)	(89,629)
Income / (loss)	5	1,146	311	2	(7,793)	(2,086,562)	366,643	(1,726,248)

(1)	Includes close family members of the key management personnel.

Transactions generated by the Bank with related parties for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of September 30, 2021 and 2020, totaled 358,820 and 287,706, respectively.

In addition, fees received by the Directors as of September 30, 2021 and 2020 amounted to 889,699 and 1,930,499, respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

Composition	09/30/2021	12/31/2020
Board of Directors	12	13
Senior managers of the key management personnel	11	11
Total	23	24

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless expressly stated)

12.	OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities as of September 30, 2021 and December 31, 2020 is as follows:

Composition	09/30/2021	12/31/2020
Credit and debit card settlement - due to merchants	23,504,884	23,561,639
Amounts payable for spot purchases of foreign currency pending settlement	7,935,607	11,572,905
Payment orders pending settlement foreign exchange	3,193,427	4,208,861
Amounts payable for spot purchases of government securities pending settlement	2,160,038	597,365
Collections and other transactions on account and behalf others	1,933,973	1,935,961
Finance leases liabilities	1,405,619	1,604,291
Other	1,756,166	2,030,154
Total	41,889,714	45,511,176

13.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions as of September 30, 2021 and December 31, 2020.

The expected terms to settle these obligations are detailed in note 15 to the condensed consolidated interim financial statements.

14.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of September 30, 2021 and December 31, 2020 is as follows:

Composition	09/30/2021	12/31/2020
Dividends payables (see note 35)	26,580,415	22,707,610
Salaries, bonuses and payroll taxes payables	7,119,221	6,615,503
Withholdings	5,097,823	5,644,420
Taxes payables	2,706,531	2,449,340
Miscellaneous payables	1,039,707	1,920,959
Retirement pension payment orders pending settlement	368,222	560,889
Fees payables	65	652,448
Other	576,321	818,278
Total	43,488,305	41,369,447

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless expressly stated)

15.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of September 30, 2021 and December 31, 2020:

09/30/2021	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	161,741,706
Debt securities at fair value through profit or loss		14,881,394	4,855,164
Derivative financial instruments		935
Repo transactions		22,431,396
Other financial assets	1,671,958	11,264,542	4,648,075
Loans and other financing (1)	61,842	203,543,642	106,443,569
Other debt securities		257,610,365	7,605,128
Financial assets delivered as guarantee	16,648,529	2,023,180
Equity instruments at fair value through profit or loss	2,085,273
Total assets	182,209,308	511,755,454	123,551,936

Liabilities
Deposits	271,734,236	262,285,769	10,141
Derivative financial instruments		2,440
Repo transactions		1,810,254
Other financial liabilities		40,997,620	892,094
Financing received from the BCRA and other financial institutions		586,816	8,163
Issued corporate bonds		3,136,663
Subordinated corporate bonds		1,545,615	39,494,000
Total liabilities	271,734,236	310,365,177	40,404,398

12/31/2020	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	156,813,102
Debt securities at fair value through profit or loss		69,987,962	2,855,260
Derivative financial instruments		9,905
Repo transactions		55,042,144
Other financial assets	1,987,781	14,634,165	5,732,696
Loans and other financing (1)	857,284	243,987,890	107,676,367
Other debt securities		248,819,495	30,761,069
Financial assets delivered as guarantee	18,510,200	952,882
Equity instruments at fair value through profit or loss	2,277,460
Total assets	180,445,827	633,434,443	147,025,392

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless expressly stated)

12/31/2020	Without due date	Total up to 12 months	Total over 12 months
Liabilities
Deposits	321,719,225	342,635,332	29,336
Derivative financial instruments		315
Repo transactions		847,183
Other financial liabilities		44,447,287	1,063,889
Financing received from the BCRA and other financial institutions		1,205,651	52,827
Issued corporate bonds		3,491,339	3,256,443
Subordinated corporate bonds		879,668	46,097,298
Total liabilities	321,719,225	393,506,775	50,499,793

(1)	The amounts included in “without due date”, are related to the non-performing portfolio.

16.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in note 18 to the condensed consolidated interim financial statements.

17.	INCOME TAX

a)	Inflation adjustment and tax rate on income tax

In note 19 to the condensed consolidated interim financial statements are detailed the legal aspects of the inflation adjustment on income tax and the corporate tax rate on tax rate.

b)	The main items of income tax expense in the condensed separate interim financial statements are as follows:

	09/30/2021		09/30/2020
Description	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
Current income tax expense (1)	1,937,822	4,310,913	6,256,663	10,977,976
(Income) / Loss for deferred income taxes	(2,085,405)	(804,108)	(2,125,866)	3,590,650
Monetary effects	284,538	691,384	505,577	1,014,150
Income tax loss recorded in the statement of income	136,955	4,198,189	4,636,374	15,582,776
Income tax loss recorded in other comprehensive income	121,037	712,318	71,859	187,652
Total	257,992	4,910,507	4,708,233	15,770,428

(1) See the following paragraph of this note.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless expressly stated)

As decided by the Board of Directors in the meeting dated May 11, 2020, considering certain case-law on the subject assessed by its legal and tax advisors, on May 26, 2020, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of note 19 to the condensed consolidated interim financial statements). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated an accrued income tax for the Bank for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the AFIP requesting that 254,305 (not restated amount) paid as income tax for the 2020 tax period be reimbursed.

As to the tax periods mentioned in previous paragraphs, on November 1, 2021, the AFIP notified the beginning of an income tax audit.

On the other hand, on October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by Income Tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Both cases are currently at the trial stage.

With respect to the tax periods mentioned in the previous paragraph, on December 19, 2019, the AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 through 2017. On October 4, 2021, the AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

18.	COMMISSIONS INCOME

	09/30/2021		09/30/2020
Composition	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
Performance obligations satisfied at a point in time
Commissions related to obligations	4,823,418	13,666,509	4,599,403	13,493,392
Commissions related to credit cards	2,815,432	8,053,240	2,955,964	8,575,956
Commissions related to insurance	500,931	1,535,835	548,500	1,631,858
Commissions related to trading and foreign exchange transactions	210,220	579,549	225,045	528,614
Commissions related to securities value	65,434	187,164	50,754	137,539
Commissions related to loans and other financing	34,285	96,587	42,219	206,503
Commissions related to financial guarantees granted	981	2,355	157	690

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless expressly stated)

	09/30/2021		09/30/2020
Composition (contd.)	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
Performance obligations satisfied over certain time period
Commissions related to credit cards	82,059	256,985	120,039	369,205
Commissions related to trading and foreign exchange transactions	8,062	27,317	22,416	48,517
Commissions related to loans and other financing	1,843	2,179	285	898
Commissions related to obligations	366	795	39	1,175
Commissions related to financial guarantees granted		86		1
Total	8,543,031	24,408,601	8,564,821	24,994,348

19.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	09/30/2021		09/30/2020
Composition	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
Translation of foreign currency assets and liabilities into pesos	398,295	2,258,566	1,074,337	2,839,708
Income from foreign currency exchange	132,553	351,922	696,462	1,028,685
Total	530,848	2,610,488	1,770,799	3,868,393

20.	OTHER OPERATING INCOME

	09/30/2021		09/30/2020
Composition	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
Services	702,267	1,681,376	788,208	2,479,026
Adjustments and interest from other receivables	207,403	812,349	237,586	746,979
Other receivables for financial intermediation	128,415	698,828	282,189	333,951
Adjustments from other receivables with CER clauses	69,553	244,891	48,141	168,827
Sale of property, plant and equipment	(6)	2,236	5,716	6,458
For derecognition or substantial modification of financial liabilities			4,389	314,598
Initial recognition of loans			(18,172)	11,216
Other	224,085	691,542	190,868	731,891
Total	1,331,717	4,131,222	1,538,925	4,792,946

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless expressly stated)

21.	EMPLOYEE BENEFITS

	09/30/2021		09/30/2020
Composition	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
Remunerations	6,239,014	19,069,313	6,950,840	19,946,142
Payroll taxes	1,438,246	4,345,557	1,541,595	4,417,380
Compensations and bonuses to employees	961,807	2,515,114	591,087	1,708,196
Employee services	252,516	643,687	223,080	551,201
Total	8,891,583	26,573,671	9,306,602	26,622,919

22.	ADMINISTRATIVE EXPENSES

	09/30/2021		09/30/2020
Composition	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
Maintenance, conservation and repair expenses	765,462	2,175,781	767,403	2,208,109
Armored truck, documentation and events	688,187	1,881,257	733,149	2,068,463
Taxes	657,986	1,948,873	608,919	1,843,236
Security services	468,623	1,380,277	472,091	1,472,237
Electricity and communications	450,971	1,403,829	519,197	1,592,972
Software	371,666	1,092,856	370,084	1,092,564
Other fees	351,343	1,056,002	299,611	883,417
Advertising and publicity	219,432	473,544	112,756	346,494
Fees to directors and syndics	107,111	314,387	388,934	1,353,724
Insurance	72,185	185,348	64,099	167,903
Representation, travel and transportation expenses	47,898	123,683	33,463	117,570
Stationery and office supplies	29,501	80,820	32,327	95,739
Leases	20,807	79,492	14,305	97,743
Hired administrative services	2,387	7,083	2,527	4,441
Other	171,682	484,445	706,602	1,041,649
Total	4,425,241	12,687,677	5,125,467	14,386,261

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless expressly stated)

23.	OTHER OPERATING EXPENSES

	09/30/2021		09/30/2020
Composition	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
Turnover tax	3,980,652	12,112,868	3,776,564	11,787,175
For credit cards	1,854,491	4,788,163	1,705,467	4,703,708
Charges for other provisions	334,388	1,014,455	399,395	1,240,222
Deposit guarantee fund contributions	224,729	724,925	280,955	725,421
Taxes	81,362	287,746	184,895	594,213
Interest on lease liabilities	50,928	152,706	59,653	188,726
Insurance claims	19,194	47,600	19,484	71,630
Donations	6,801	8,737	510	224,245
Loss from sale or impairment of investments in properties and other non-financial assets	(12,931)	6,144	3,727	3,727
For administrative, disciplinary and criminal penalties		37,775
Other	940,121	2,742,809	519,108	1,530,169
Total	7,479,735	21,923,928	6,949,758	21,069,236

24.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and Deposits in Banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

Description	09/30/2021	12/31/2020	09/30/2020	12/31/2019
Cash and deposits in banks	161,741,706	156,813,102	155,071,778	181,602,318
Debt Securities at fair value through profit or loss	68,142
Other debt securities	130,383,025	176,231,595	192,776,483	85,642,881
Total	292,192,873	333,044,697	347,848,261	267,245,199

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless expressly stated)

25.	CAPITAL STOCK

Note 27 to the condensed consolidated interim financial statements presents the changes in the Bank’s capital stock.

26.	DEPOSIT GUARANTEE INSURANCE

Note 29 to the condensed consolidated interim financial statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds an 8.4180% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 12152 issued on April 14, 2021.

27.	RESTRICTED ASSETS

As of September 30, 2021 and December 31, 2020 the following Bank’s assets are restricted:

Item	09/30/2021	12/31/2020
Debt securities at fair value through profit or loss and other debt securities
• Federal Government Treasury Bonds in pesos adjusted by CER 1.30% maturity 09/20/2022 as of September 30, 2021 and Federal Government Treasury letters at discount in pesos maturity 01/29/2021 as of December 31, 2020, securing the transaction of MAE Futuro Garantizado CPC2.	353,056	26,844
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV.	41,045	45,095
• Federal Government Treasury Bonds in pesos adjusted by CER 1.40% maturity 03/27/2023 as of September 30, 2021 and Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021, securing the sectorial Credit Program of the Province of San Juan, production investment financing fund.	38,951	83,791
• Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	15,746	53,918
• Federal Government Treasury Bonds in pesos adjusted by CER 1.40% maturity 03/27/2023 as of September 30, 2021 and Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 for the contribution to the Guarantee Fund II in BYMA according to section 45 Law 26831 and supplementary regulations established by CNV standards (NT 2013, as amended).	6,630	4,372
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 used as security in favor of Sedesa (1).		200,586
Subtotal debt securities at fair value through profit or loss and other debt securities	455,428	414,606

Other financial assets
• Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for differences on turnover tax.	827	1,133
Subtotal Other financial assets	827	1,133

Loans and other financing – non-financial private sector and foreign residents
• Interests derived from contributions made as contributing partner (2)	500,000	356,091
Subtotal loans and other financing	500,000	356,091

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless expressly stated)

Item		09/30/2021	12/31/2020
Financial assets delivered as a guarantee
•	Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	14,639,772	16,490,757
•	For securities forward contracts	2,023,180	952,882
•	Guarantee deposits related to credit and debit card transactions	1,758,404	1,804,926
•	Other guarantee deposits	250,353	214,517
	Subtotal Financial assets delivered as a guarantee	18,671,709	19,463,082

Other non-financial assets
•	Real property related to a call option sold.	295,304	296,404
	Subtotal other non-financial assets	295,304	296,404
Total		19,923,268	20,531,316

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021. As of the date of issuance of these condensed separate interim financial statements, the pledge over the discount bonds in pesos regulated by Argentine legislation was lifted.

(2)	As of September 30, 2021 and December 31, 2020 it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

Moreover, on October 1, 2021 the Bank exercised the call option which gives right to increase up to 24.99% the Bank’s interest in the capital stock of Fintech SGR. See also note 1.

28.	TRUST ACTIVITIES

Note 31 to the condensed consolidated interim financial statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

28.1	Financial trusts for investment purposes

As of September 30, 2021 and December 31, 2020 the debt securities with investment purposes and certificate of participation in financial trusts total 347,621 and 779,237, respectively.

According to the latest accounting information available as of the date of issuance of these condensed separate interim financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

28.2	Trusts created using financial assets transferred by the Bank (Securitization)

As of September 30, 2021 and December 31, 2020, considering the latest available accounting information as of the date of these condensed separate interim financial statements, the assets managed through Macro Fiducia SA of this type of trusts amount to 9,604 and 9,095, respectively.

28.3	Trusts guaranteeing loans granted by the Bank

As of September 30, 2021 and December 31, 2020, considering the latest available accounting information as of the date of these condensed separate interim financial statements, the assets managed by the Bank amount to 2,027,665 and 2,823,583, respectively.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless expressly stated)

28.4	Trusts in which the Bank acts as Trustee (Management)

As of September 30, 2021 and December 31, 2020, considering the latest available accounting information as of the date of these condensed separate interim financial statements, the assets managed by the Bank amount to 2,914,809 and 3,259,560, respectively.

29.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for their acronyms in Spanish) – Depositary Company, comprehensive clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish), financial trustee Agent (FF, for its acronym in Spanish) and Guarantee Entity (in the process of being registered). Note 32.3 to the condensed consolidated interim financial statements describes the number of shares subscribed by third parties and the assets held by the Bank in its capacity as depositary company.

Additionally, the Bank’s shareholders’ equity as of September 30, 2021 stated in Unit of Purchasing Power (UVA, for its acronym in Spanish) amounted to 2,330,404,721 and exceeds the minimum amount required by this for the different categories of agents in which the Bank is registered, amounting to 1,420,350 UVAs as of that date, and the minimum statutory guarantee account required of 710,175 UVAs, which the Bank paid-in with government securities as described in note 27 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

In addition, note 32.2 to the condensed consolidated interim financial statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

30.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for September 2021 are described in note 33 to the condensed consolidated interim financial statements.

31.	PENALTIES APPLIED TO THE ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

Note 34 to the condensed consolidated interim financial statements describes the penalties applied and the summary proceedings filed by the BCRA against the Bank, classified as follows:

-	Summary proceedings filed by the BCRA.

-	Penalties applied by the BCRA.

-	Penalties applied by the UIF.

The Bank’s Management and its legal counsel consider no further significant accounting effects, other than those previous mentioned, should be recorded or disclosed.

32.	CORPORATE BONDS ISSUANCE

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value		Residual face value as of 09/30/2021		09/30/2021	12/31/2020
Subordinated Resettable – Class A	U$S	400,000,000	U$S	400,000,000	41,039,615	46,976,966
Non-subordinated – Class B		$4,620,570,000		$2,889,191,000	3,136,663	3,329,205
Non-subordinated – Class C		$3,207,500,000				3,418,577
Total					44,176,278	53,724,748

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless expressly stated)

Note 35 to the condensed consolidated interim financial statements describes liabilities for corporate bonds recognized by the Bank.

33.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. Below are the amounts of the main off balance sheet transactions as of September 30, 2021 and December 31, 2020:

Item	09/30/2021	12/31/2020
Custody of government and private securities and other assets held by third parties	262,332,658	218,041,276
Preferred and other collaterals received from customers (1)	100,632,436	115,696,461
Outstanding checks not yet paid	10,928,325	10,321,367
Checks already deposited and pending clearance	8,236,800	5,230,242

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force in this matter.

34.	TAX AND OTHER CLAIMS

34.1. Tax claims

Note 37.1 to the condensed consolidated interim financial statements describes the most relevant claims pending resolution and filed by Federal Public Revenue Agency AFIP and the tax authorities of the relevant jurisdiction.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in these condensed separate interim financial statements.

34.2. Other claims

Note 37.2. to the condensed consolidated interim financial statements describes the most relevant claims pending resolution and filed by the different consumer´s associations.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in these condensed separate interim financial statements.

35.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 38 to the condensed consolidated interim financial statements describes the main legal provisions regulating the restriction on profit distribution.

36.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

Note 39 to the condensed consolidated interim financial statements describes the main guidelines of the Bank as to capital management, corporate governance transparency policy and risk management.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, unless expressly stated)

37.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKET

The international and domestic macroeconomics environments in which the Bank operates, and its impacts are described in note 40 to the condensed consolidated interim financial statements.

38.	EFFECTS OF THE CORONAVIRUS (COVID-19) OUTBREAK

In early March 2020, the World Health Organization recognized Coronavirus (Covid-19) as a pandemic. This emergency situation over public health was worldwide expanded and several countries have taken different measures to contain the effects. This situation and the measures adopted have materially affected the international economy activity with different impacts on several countries and business lines and are detailed in note 41 to the condensed consolidated interim financial statements.

39.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the reporting period and the issuance of these condensed separate interim financial statements that may materially affect the financial position or the profit and loss of the period, not disclosed in these condensed separate interim financial statements.

40.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed separate interim financial statements are presented in accordance with the accounting framework established by the BCRA, as mention in note 3. These accounting standards may not conform with accounting principles generally accepted in other countries.

- 109 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

		Holdings				Position
		09/30/2021			12/31/2020	09/30/2021
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
- Local
Government securities
Federal government treasury bonds in pesos BADLAR +200 PB - Maturity: 04-03-2022	5480		1	7,204,677	730,844	7,210,563		7,210,563
Federal government treasury bonds in pesos adjustment by CER - Maturity: 09-20-2022	5495		1	5,025,445	5	7,401,103		7,401,103
Federal government treasury bonds in pesos adjustment by CER - Maturity: 03-25-2024	5493		1	3,160,698	345,252	3,160,698		3,160,698
Federal government treasury bonds in pesos adjustment by CER - Maturity: 03-25-2023	5492		1	1,102,860	1,090,948	1,102,860		1,102,860
Federal government treasury bonds linked to dollar - Maturity: 11-30-2021	5498		1	823,347		823,347		823,347
Federal government treasury bonds in pesos adjustment by CER - Maturity: 11-09-2026	5925		1	528,467	430,967	528,467		528,467
Letters of National Estate in pesos adjustment by CER to discount - Maturity: 03-25-2022	5936		1	397,069		397,069		397,069
Federal government treasury bonds in pesos - Maturity: 10-03-2021	5318		1	358,302		358,302		358,302
Letters of National Estate in pesos adjustment by CER to discount - Maturity: 02-28-2022	5500		1	161,443		161,443		161,443
Consolidation bonds in pesos 6° Serie at 2%- Maturity: 03-15-2024	2420		1	34,582	72,247	34,582		34,582
Other				92,083	69,654,649	92,083		92,083
Subtotal local government securities				18,888,973	72,324,912	21,270,517		21,270,517
Private securities
Corporate Bonds Tarjeta Naranja C048 - Maturity: 04-26-2022	55317		3	539,973		539,973		539,973
Corporate Bonds Ledesma SA C010 - Maturity: 05-27-2022	55500		3	243,674		243,674		243,674
Debt Securities in Financial Trusts Surcos			3	61,145	341,173	61,145		61,145
Securities of companies of public services			3	2,793	3,224	2,793		2,793
Debt Securities in Financial Trusts Secubono					173,913
Subtotal local private securities				847,585	518,310	847,585		847,585
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				19,736,558	72,843,222	22,118,102		22,118,102

- 110 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT A

(continued)

 DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

		Holdings				Position
		09/30/2021			12/31/2020	09/30/2021
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES
Measured at fair value through other comprehensive income
- Local
Government securities
Letters of National Estate in pesos adjustment by CER to discount - Maturity: 07-29-2022	5815		1	21,756,427		21,756,427		21,756,427
Bonds of treasury of federal government in pesos adjustment by CER - Maturity: 09-20-2022	5495		1	21,599,162		21,599,162		21,599,162
Federal government treasury bonds in pesos BADLAR + 200 PB - Maturity: 04-03-2022	5480		1	14,923,089	45,121	14,923,089		14,923,089
Letters of National treasury to discount in pesos - Maturity: 01-31-2022	5917		1	12,816,594		12,816,594		12,816,594
Letters of National treasury to variable rate in pesos - Maturity: 10-29-2021	5933		1	10,852,451		11,068,391		11,068,391
Letters of National treasury to discount in pesos - Maturity: 11-30-2021	5935		1	9,092,288		9,582,663		9,582,663
Letters of National Estate in pesos adjustment by CER to discount - Maturity: 04-18-2022	5934		1	8,916,923		8,916,923		8,916,923
Federal government treasury bonds in pesos adjustment by CER - Maturity: 03-25-2023	5492		1	4,477,053	1,423,361	4,477,053		4,477,053
Letters of National Estate in pesos adjustment by CER to discount - Maturity: 05-23-2022	5936		1	3,217,538		3,217,538		3,217,538
Bonds of treasury of federal government in pesos adjustment by CER - Maturity: 03-25-2024	5493		1	2,826,621	1,199,421	2,826,621		2,826,621
Other				1,776,028	58,062,612	1,776,028		1,776,028
Subtotal local government securities				112,254,174	60,730,515	112,960,489		112,960,489
Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 10-12-2021			1	22,271,845		22,271,845		22,271,845
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 10-14-2021			1	19,488,650		19,488,650		19,488,650
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 10-05-2021			1	16,865,674		16,865,674		16,865,674
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 10-21-2021			1	16,359,407		16,359,407		16,359,407
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 10-19-2021			2	15,694,793		15,694,793		15,694,793
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 10-07-2021			2	13,907,817		13,907,817		13,907,817
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 10-26-2021			2	13,648,901		13,648,901		13,648,901
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 10-28-2021			2	12,145,938		12,145,938		12,145,938
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-21-2021					29,060,502
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-12-2021					27,025,825
Other					120,145,268
Subtotal Central Bank of Argentina Bills				130,383,025	176,231,595	130,383,025		130,383,025
Total Other debt securities measured at fair value though other comprehensive income				242,637,199	236,962,110	243,343,514		243,343,514
Measured at amortized cost
Local
Government securities
Federal government bonds in pesos 22% - Maturity: 05-21-2022	5496	21,129,200	2	21,399,534	27,613,442	21,399,534		21,399,534
Treasury bills of Province of Neuquén Series 1 Class 1 - Maturity: 04-07-2022	42382	296,527	3	311,713		311,713		311,713
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696	329,287	1	224,110	251,542	224,110		224,110
Debt securities of Province of Río Negro in pesos - Maturity: 04-12-2022	42385	208,090	3	218,577		218,577		218,577
Treasury bills of Province of Neuquén Series 4 Class 1 - Maturity: 02-28-2022	42426	41,183	3	41,674		41,674		41,674
Federal government treasury bonds adjustment by CER - Maturity: 04-17-2021	5494				11,743,139
Federal government treasury letters at variable rate in pesos - Maturity: 03-31-2021	5388				2,168,527
Federal government treasury bonds adjustment by CER - Maturity: 03-18-2022	5491				76,286
Bonds Par denominated in Pesos - Maturity 12-31-2038	45695				38,697
Subtotal local government securities				22,195,608	41,891,633	22,195,608		22,195,608
Private securities
Corporate Bonds YPF SA Class 043 -Maturity: 10-21-2023	50939	118,118	2	99,537	101,717	99,537		99,537
Debt Securities in Financial Trusts Secubono Series 208 Class A - Maturity: 04-28-2022	55519	71,634	3	65,196		65,196		65,196
Debt Securities in Financial Trusts Secubono Series 209 Class A - Maturity: 05-30-2022	55616	60,989	3	61,252		61,252		61,252
Debt Securities in Financial Trusts Confibono Series 059 Class A - Maturity: 03-21-2022	55570	46,662	3	46,860		46,860		46,860
Debt Securities in Financial Trusts Secubono Series 210 Class A - Maturity: 06-28-2022	55661	34,668	3	34,706		34,706		34,706
Corporate Bonds Santander Río Bank S.A. Class 021 -Maturity: 01-26-2022	53219	26,791	2	26,531	35,211	26,531		26,531
Debt Securities in Financial Trusts Secubono Series 207 Class A - Maturity: 03-28-2022	55448	24,900	3	24,070		24,070		24,070
Debt Securities in Financial Trusts Accicom Loans Personal Series 11 Class A - Maturity: 12-20-2022	55645	20,789	3	21,114		21,114		21,114
Corporate Bonds Banco de la Ciudad de Buenos Aires Class 16 - Maturity: 12-05-2022	92655	4,123	2	3,420	4,003	3,420		3,420
Corporate Bonds YPF SA Class 046 -Maturity: 03-04-2021	51308				134,017
Other					451,873
Subtotal local private securities				382,686	726,821	382,686		382,686
Total Other debt securities measured at cost amortized				22,578,294	42,618,454	22,578,294		22,578,294
TOTAL OTHER DEBT SECURITIES				265,215,493	279,580,564	265,921,808		265,921,808

- 111 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

		Holdings				Position
		09/30/2021			12/31/2020	09/30/2021
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
Equity Instruments
Measured at fair value through profit or loss
- Local
Prisma Medios de Pago SA			3	1,791,063	1,945,754	1,791,063		1,791,063
Mercado Abierto Electrónico SA			3	195,830	197,524	195,830		195,830
Matba Rofex SA			3	26,014	29,093	26,014		26,014
C.O.E.L.S.A			3	19,511	26,722	19,511		19,511
Sedesa			3	15,315	16,000	15,315		15,315
Provincanje SA			3	8,857	8,550	8,857		8,857
AC Inversora SA			3	5,389	7,381	5,389		5,389
Mercado a Término Rosario SA			3	4,308	5,901	4,308		4,308
Proin SA			3	2,543	2,685	2,543		2,543
Sanatorio Las Lomas SA			3	694	950	694		694
Other				430	20,976	430		430
Subtotal local				2,069,954	2,261,536	2,069,954		2,069,954
- Foreign
Banco Latinoamericano de Comercio Exterior SA			1	12,648	13,323	12,648		12,648
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales			3	2,671	2,601	2,671		2,671
Subtotal foreign				15,319	15,924	15,319		15,319
Total measured at fair value through profit or loss				2,085,273	2,277,460	2,085,273		2,085,273
TOTAL EQUITY INSTRUMENTS				2,085,273	2,277,460	2,085,273		2,085,273
TOTAL GOVERNMENT AND PRIVATE SECURITIES				287,037,324	354,701,246	290,125,183		290,125,183

- 112 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

COMMERCIAL	09/30/2021	12/31/2020
In normal situation	79,727,200	99,752,594
With senior “A” collateral and counter-collateral	9,392,502	4,645,132
With senior “B” collateral and counter-collateral	15,012,839	13,287,659
Without senior collateral or counter-collateral	55,321,859	81,819,803

Subject to special monitoring	2,594,843	4,105,650
In observation
With senior “A” collateral and counter-collateral	3,290	463
With senior “B” collateral and counter-collateral	2,275,589	2,917,523
Without senior collateral or counter-collateral	315,964	835,557
In negotiation or with financing agreements
With senior “B” collateral and counter-collateral		186,374
Without senior collateral or counter-collateral		165,733

Troubled	266,164	112,926
With senior “B” collateral and counter-collateral	106,471
Without senior collateral or counter-collateral	159,693	112,926

With high risk of insolvency	105,708	116,635
With senior “B” collateral and counter-collateral	90,767	107,153
Without senior collateral or counter-collateral	14,941	9,482

Irrecoverable	96,674	714,736
With senior “A” collateral and counter-collateral	62,305	72,722
With senior “B” collateral and counter-collateral	34,351	582,131
Without senior collateral or counter-collateral	18	59,883

Subtotal Commercial	82,790,589	104,802,541

- 113 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

CONSUMER AND MORTGAGE	09/30/2021	12/31/2020
Performing	232,600,495	263,585,721
With senior “A” collateral and counter-collateral	16,907,594	26,819,643
With senior “B” collateral and counter-collateral	20,425,345	22,411,162
Without senior collateral or counter-collateral	195,267,556	214,354,916

Low risk	1,997,476	101,880
With senior “A” collateral and counter-collateral	43,438	6,855
With senior “B” collateral and counter-collateral	172,078	75
Without senior collateral or counter-collateral	1,781,960	94,950

Low risk - in special treatment	30,210	14,433
With senior “A” collateral and counter-collateral
With senior “B” collateral and counter-collateral	12,403
Without senior collateral or counter-collateral	17,807	14,433

Medium risk	2,202,011	294,084
With senior “A” collateral and counter-collateral	90,604	6,217
With senior “B” collateral and counter-collateral	124,704	41,122
Without senior collateral or counter-collateral	1,986,703	246,745

High risk	2,107,060	512,622
With senior “A” collateral and counter-collateral	86,673	28,675
With senior “B” collateral and counter-collateral	98,504	64,832
Without senior collateral or counter-collateral	1,921,883	419,115

Irrecoverable	594,672	1,123,065
With senior “A” collateral and counter-collateral	3,081	15,379
With senior “B” collateral and counter-collateral	181,301	328,439
Without senior collateral or counter-collateral	410,290	779,247

Subtotal consumer and mortgage	239,531,924	265,631,805
Total	322,322,513	370,434,346

- 114 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the separated statement of financial position is listed below:

	09/30/2021	12/31/2020
Loans and other financing	310,049,053	352,521,541
Added:
Allowances for loans and other financing	9,150,270	13,728,250
Adjustment amortized cost and fair value	350,853	185,005
Debt securities of financial trust - Measured at amortized cost	253,198	228,297
Corporate bonds	129,888	500,363
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(114,244)	(79,851)
Guarantees provided and contingent liabilities	2,503,495	3,350,741
Total computable items	322,322,513	370,434,346

- 115 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT C

CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	09/30/2021		12/31/2020
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	18,574,134	5.76	41,367,630	11.17
50 next largest customers	29,319,160	9.10	32,607,767	8.80
100 next largest customers	20,697,939	6.42	18,704,220	5.05
Other customers	253,731,280	78.72	277,754,729	74.98
Total (1)	322,322,513	100.00	370,434,346	100.00

(1) See reconciliation in Exhibit B

- 116 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF SEPTEMBER 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		252,353	652,813	540,961	921,400	1,273,978		3,641,505
Financial sector		193,347	131,465	918,601	90,193	746,879	195,698	2,276,183
Non-financial private sector and foreign residents	2,181,405	114,600,596	34,717,658	44,107,172	57,032,862	66,112,119	100,752,326	419,504,138
Total	2,181,405	115,046,296	35,501,936	45,566,734	58,044,455	68,132,976	100,948,024	425,421,826

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		328,785	972,112	989,006	1,784,152	3,068,145	650,804	7,793,004
Financial sector		100,204	501,413	742,980	460,498	1,377,402		3,182,497
Non-financial private sector and foreign residents	1,785,093	129,208,953	42,527,026	57,445,635	67,807,857	64,462,499	104,898,703	468,135,766
Total	1,785,093	129,637,942	44,000,551	59,177,621	70,052,507	68,908,046	105,549,507	479,111,267

This exhibit disclosures contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

- 117 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT F

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF SEPTEMBER 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	Original value at beginning	Total life				Depreciation of the period					Residual value at the end
Item	of fiscal year	estimated in years	Increases	Decreases	Transfers (1)	Accumulated	Transfers (1)	Decrease	Of the period	At the end	of the period
Cost
Real property	41,737,692	50	242,702		1,042,115	3,418,073	92,002		649,703	4,159,778	38,862,731
Furniture and facilities	5,373,501	10	111,465	1,315	216,072	2,400,725	121	442	377,111	2,777,515	2,922,208
Machinery and equipment	7,504,901	5	405,015	24,342	135,295	4,718,866	(605)	605	872,117	5,589,773	2,431,096
Vehicles	1,140,336	5	91,910	59,142	2,919	936,609	162	50,712	71,728	957,787	218,236
Work in progress	1,148,417		1,619,122		(676,377)						2,091,162
Right of use real property	2,826,975	5	488,374	6,711	14,570	1,223,120	663	3,566	520,807	1,741,024	1,582,184
Total property, plant and equipment	59,731,822		2,958,588	91,510	734,594	12,697,393	92,343	55,325	2,491,466	15,225,877	48,107,617

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	Original value at beginning	Total life				Depreciation for the fiscal year					Residual value at the end of
Item	of fiscal year	estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	the fiscal year
Cost
Real property	40,843,538	50	263,433		630,721	2,588,504	(16,658)		846,227	3,418,073	38,319,619
Furniture and facilities	4,952,534	10	118,059	847	303,755	1,901,481	192	51	499,103	2,400,725	2,972,776
Machinery and equipment	6,641,503	5	680,919	63	182,542	3,526,982	130	3	1,191,757	4,718,866	2,786,035
Vehicles	1,115,493	5	110,729	85,886		919,870		79,992	96,731	936,609	203,727
Work in progress	1,628,725		634,757		(1,115,065)						1,148,417
Right of use	2,258,157	5	710,240	141,422		552,012		34,693	705,801	1,223,120	1,603,855
Total property, plant and equipment	57,439,950		2,518,137	228,218	1,953	9,488,849	(16,336)	114,739	3,339,619	12,697,393	47,034,429

(1) During the fiscal year 2021, this item observed transfers to Non-current assets held for sale.

- 118 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT F
(Continued)

CHANGE IN INVESTMENT PROPERTY
AS OF SEPTEMBER 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	Original value at beginning	Useful life				Depreciation of the period					Residual value at the end
Item	of fiscal year	estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	Of the period	At the end	of the period
Cost
Rented properties	301,607	50			(92,000)	49,517	(45,010)		2,451	6,958	202,649
Other investment properties	864,550	50	2,582	21,157	(634,782)	57,696	(46,991)	3,523	7,692	14,874	196,319
Total investment property	1,166,157		2,582	21,157	(726,782)	107,213	(92,001)	3,523	10,143	21,832	398,968

CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	Original value at beginning	Useful life				Depreciation for the fiscal year					Residual value at the end of
Item	of fiscal year	estimated in years	Increases	Decreases	Transfers (1)	Accumulated	Transfers (1)	Decrease	For the fiscal year	At the end	the fiscal year
Cost
Rented properties	301,606	50	2		(1)	46,146	1		3,370	49,517	252,090
Other investment properties	854,479	50	95,277	58	(85,148)	44,308	150	7	13,245	57,696	806,854
Total investment property	1,156,085		95,279	58	(85,149)	90,454	151	7	16,615	107,213	1,058,944

(1) During the fiscal year 2020, this item observed transfers to and from property, plant and equipment.

- 119 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT G
CHANGE IN INTANGIBLE ASSETS
AS OF SEPTEMBER 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	Original value at beginning	Useful life				Depreciation of the period					Residual value at the end
Item	of fiscal year	estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	Of the period	At the end	of the period
Cost
Licenses	3,765,635	5	780,790		(10,354)	1,953,453	(342)		618,480	2,571,591	1,964,480
Other intangible assets	11,803,805	5	2,038,203			6,627,968			1,637,857	8,265,825	5,576,183
Total intangible assets	15,569,440		2,818,993		(10,354)	8,581,421	(342)		2,256,337	10,837,416	7,540,663

CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	Original value at beginning	Useful life				Depreciation for the fiscal year					Residual value at the end of
Item	of fiscal year	estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	the fiscal year
Cost
Licenses	3,046,987	5	718,653		(5)	1,249,027	(4)		704,430	1,953,453	1,812,182
Other intangible assets	9,492,724	5	2,311,084		(3)	4,688,579	(3)		1,939,392	6,627,968	5,175,837
Total intangible assets	12,539,711		3,029,737		(8)	5,937,606	(7)		2,643,822	8,581,421	6,988,019

- 120 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	09/30/2021		12/31/2020
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	40,543,644	7.59	128,193,230	19.30
50 next largest customers	36,069,667	6.75	63,543,916	9.56
100 next largest customers	23,144,119	4.33	28,930,110	4.35
Other customers	434,272,716	81.33	443,716,637	66.79
Total	534,030,146	100.00	664,383,893	100.00

- 121 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES
FOR RESIDUAL TERMS
AS OF SEPTEMBER 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	473,852,028	57,742,528	6,386,854	981,081	13,246	1,600	538,977,337
From the non-financial government sector	50,247,600	3,498,678	580,635	2,504			54,329,417
From the financial sector	829,782						829,782
From the non-financial private sector and foreign residents	422,774,646	54,243,850	5,806,219	978,577	13,246	1,600	483,818,138
Derivative instruments	2,440						2,440
Repo transactions	1,810,254						1,810,254
Other financial institutions	1,810,254						1,810,254
Other financial liabilities	40,431,179	171,664	153,422	245,392	367,596	525,794	41,895,047
Financing received from the Central Bank of Argentina and other financial institutions	167,031	243,355	172,250	17,891	9,670		610,197
Issued corporate bonds		252,804		3,141,995			3,394,799
Subordinated corporate bonds		1,332,923		1,465,820	2,931,640	49,754,740	55,485,123
Total	516,262,932	59,743,274	6,712,526	5,852,179	3,322,152	50,282,134	642,175,197

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

- 122 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT I
(Continued)

BREAKDOWN OF FINANCIAL LIABILITIES
FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	597,491,686	61,696,373	7,644,603	4,143,548	47,671	2,995	671,026,876
From the non-financial government sector	92,957,864	7,613,455	1,235,325	2,914			101,809,558
From the financial sector	953,796						953,796
From the non-financial private sector and foreign residents	503,580,026	54,082,918	6,409,278	4,140,634	47,671	2,995	568,263,522
Derivative instruments	58	257					315
Repo transactions	849,672						849,672
Other financial institutions	849,672						849,672
Other financial liabilities	43,679,257	179,764	167,757	434,048	362,377	704,449	45,527,652
Financing received from the Central Bank of Argentina and other financial institutions	574,151	273,191	279,496	110,529	54,911	7,839	1,300,117
Issued corporate bonds	286,716		3,782,912	284,938	3,541,381		7,895,947
Subordinated corporate bonds			1,555,783	1,555,785	3,421,802	59,784,506	66,317,876
Total	642,881,540	62,149,585	13,430,551	6,528,848	7,428,142	60,499,789	792,918,455

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

- 123 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT J

CHANGES IN PROVISIONS
AS OF SEPTEMBER 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	09/30/2021
Provisions for eventual commitments	23,566	278,780		1,153	(21,243)	279,950
For Administrative, disciplinary and criminal penalties	984	37,775	229	37,725	(305)	500
Other	1,762,099	912,959		1,150,295	(434,760)	1,090,003
Total Provisions	1,786,649	1,229,514	229	1,189,173	(456,308)	1,370,453

CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2020
Provisions for eventual commitments	32,204	10,781		10,985	(8,434)	23,566
For Administrative, disciplinary and criminal penalties	1,338				(354)	984
Other	2,713,905	1,536,684	11	1,727,187	(761,292)	1,762,099
Total Provisions	2,747,447	1,547,465	11	1,738,172	(770,080)	1,786,649

- 124 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT K

COMPOSITION OF CAPITAL STOCK
AS OF SEPTEMBER 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 40)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

COMPOSITION OF CAPITAL STOCK
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

- 125 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT L

FOREIGN CURRENCY AMOUNTS
AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	09/30/2021
	Total parent company and local	Total per currency				12/31/2020
Item	branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	118,046,912	117,234,254	561,152	21,771	229,735	123,605,042
Debt securities at fair value through profit or loss	838,979	838,979
Other financial assets	5,446,150	5,446,150				6,398,604
Loans and other financing	19,568,817	19,558,353	10,464			31,328,935
Other financial institutions						29,075
From the non-financial private sector and foreign residents	19,568,817	19,558,353	10,464			31,299,860
Other debt securities	1,119,140	1,119,140				1,237,195
Financial assets delivered as guarantee	1,928,958	1,928,958				2,406,080
Equity instruments at fair value through profit or loss	15,319	15,319				15,924
Investments in associates and joint ventures	2,906,561	2,906,561				3,567,404
Total assets	149,870,836	149,047,714	571,616	21,771	229,735	168,559,184
Liabilities
Deposits	92,259,136	92,259,136				100,304,036
Non-financial government sector	5,703,950	5,703,950				5,750,152
Financial sector	730,824	730,824				785,991
Non-financial private sector and foreign residents	85,824,362	85,824,362				93,767,893
Other financial liabilities	4,822,434	4,501,371	304,615		16,448	6,041,963
Financing from the Central Bank and other financial institutions	512,792	502,299	10,493			642,867
Subordinated corporate bonds	41,039,615	41,039,615				46,976,966
Other non financial liabilities	7,449	7,449				8,882
Total liabilities	138,641,426	138,309,870	315,108		16,448	153,974,714

- 126 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF SEPTEMBER 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted average term (months)	Residual weighted average term (months)	Weighted daily average term settlement of differences (days)	Amount (1)
Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	ROFEX (over-the-counter electronic market)	2	2	1	1,871,308
Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	MAE (over-the-counter electronic market)	1	1	1	803,520
Repo transactions	Intermediation - own account	Local government securities	With delivery of underlying asset	Other countries of local	1	1		27,230,369
Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter - Residents in Argentina – Non-financial sector	36	6		290,281

(1) Related to the valuation of the underlying traded, exposed in absolute value.

- 127 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND NINE PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	Net financial Income/(Loss)
	Mandatory measurement
Items	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
For measurement of financial assets at fair value through profit or loss
Gain from government securities	2,972,721	13,454,678	4,032,581	9,743,511
Gain from private securities	90,591	214,976	31,661	249,023
Gain from derivative financial instruments
Forward transactions			2,024	95,536
Loss from other financial assets	(1,120)	(7,601)	(3,819)	(1,496)
Loss/Gain from equity instruments at fair value through profit or loss	(146,361)	294,137	(162,795)	127,046
Gain from sales or decreases of financial assets at fair value (1)	414,400	407,165	905,245	912,579
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Forward transactions	(71,496)	(77,346)
Total	3,258,735	14,286,009	4,804,897	11,126,199

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period.

- 128 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q
(Continued)
BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

	Net financial income/ (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
Interest income
for cash and bank deposits	2,911	9,273	43,856	172,366
for government securities	1,271,331	5,572,745	2,086,819	6,705,341
for private securities	43,698	239,809	402,181	1,980,852
for loans and other financing
Non-financial public sector	359,834	1,365,271	884,892	3,369,768
Financial sector	138,913	487,406	299,554	1,145,584
Non-financial private sector
Overdrafts	1,812,313	5,461,890	2,092,210	12,929,804
Documents	2,315,439	5,785,398	1,214,865	4,914,895
Mortgage loans	2,998,737	10,412,244	2,365,930	7,922,022
Pledge loans	255,792	548,945	161,094	503,567
Personal loans	10,611,172	32,638,789	10,911,028	33,873,068
Credit cards	3,177,798	9,562,375	3,812,883	12,285,634
Financial leases	15,464	42,812	16,486	66,076
Other	3,220,551	10,884,122	5,321,791	13,298,920
for repo transactions
Central Bank of Argentina	2,185,885	6,173,180	3,193,754	6,155,834
Other financial institutions	5,395	40,272	15,139	89,012
Total	28,415,233	89,224,531	32,822,482	105,412,743
Interest expenses
for deposits
Non-financial private sector
Checking accounts	(98,069)	(1,065,398)	(645,496)	(1,036,373)
Saving accounts	(259,818)	(845,894)	(189,573)	(643,558)
Time deposits and investments accounts	(18,840,737)	(61,197,001)	(21,578,508)	(50,095,706)
for Financing received from Central Bank of Argentina and other financial institutions	(23,088)	(123,442)	(27,172)	(88,402)
For repo transactions
Other financial institutions	(73,506)	(212,792)	(2,584)	(149,132)
for other financial liabilities	(4,842)	(15,776)	(12,112)	(67,563)
Issued corporate bonds	(110,055)	(681,784)	(529,760)	(1,611,492)
for subordinated corporate bonds	(733,350)	(2,302,543)	(842,054)	(2,451,903)
Total	(20,143,465)	(66,444,630)	(23,827,259)	(56,144,129)

- 129 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q
(Continued)
BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

Interest and adjustment for the application of the	Income of the period		Other comprehensive income		Income of the period		Other comprehensive income
effective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
From debt government securities	21,423,767	63,539,118	(249,362)	156,151	23,364,766	52,662,503	(302,614)	(960,765)
Total	21,423,767	63,539,118	(249,362)	156,151	23,364,766	52,662,503	(302,614)	(960,765)

	Income of the period
Items	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020
Commissions income
Commissions related to obligations	4,823,784	13,667,304	4,599,442	13,494,567
Commissions related to credits	36,128	98,766	42,504	207,401
Commissions related to loans commitments and financial guarantees	981	2,441	157	691
Commissions related to securities value	65,434	187,164	50,754	137,539
Commissions to credit cards	2,897,491	8,310,225	3,076,003	8,945,161
Commissions to insurances	500,931	1,535,835	548,500	1,631,858
Commissions related to trading and foreign exchange transactions	218,282	606,866	247,461	577,131
Total	8,543,031	24,408,601	8,564,821	24,994,348
Commissions expenses
Commissions related to trading and foreign exchange transactions	(46,394)	(79,405)	(45,846)	(126,195)
Other
Commissions paid ATM exchange	(477,149)	(1,357,229)	(412,966)	(1,214,590)
Checkbooks commissions and compensating cameras	(155,852)	(429,967)	(148,441)	(424,880)
Commissions Credit cards and foreign trade	(82,732)	(247,639)	(86,182)	(267,642)
Total	(762,127)	(2,114,240)	(693,435)	(2,033,307)

- 130 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF SEPTEMBER 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

		Movements between stages of period
			ECL of remanent life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Effect monetary generated for provisions	09/30/2021
Other financial assets	25,922	6,975			(7,501)	25,396
Loans and other financing	13,728,250	(3,093,529)	(1,897)	2,188,082	(3,670,636)	9,150,270
Other financial institutions	22,752	(13,545)			(4,939)	4,268
To the non-financial private sector and foreign residents
Overdrafts	939,167	47,534	217,147	(595,383)	(184,107)	424,358
Documents	732,207	153,322	40,500	11,646	(191,340)	746,335
Mortgage loans	1,031,223	(29,966)	(16,607)	89,205	(295,689)	778,166
Pledge loans	183,997	(16,188)	(25,913)	40,486	(52,561)	129,821
Personal loans	3,897,464	(936,767)	303,135	1,748,676	(1,269,635)	3,742,873
Credit cards	4,641,323	(1,836,216)	(542,578)	739,165	(1,104,005)	1,897,689
Financial leases	13,761	357	(70)	(5,096)	(3,063)	5,889
Other	2,266,356	(462,060)	22,489	159,383	(565,297)	1,420,871
Eventual commitments	23,566	220,220	51,085		(14,921)	279,950
Other debt securities	1,839	(1,116)			(323)	400
Total allowances	13,779,577	(2,867,450)	49,188	2,188,082	(3,693,381)	9,456,016

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2021, except that indicated otherwise)

		Movements between stages of period
			ECL of remanent life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Effect monetary generated for provisions	12/31/2020
Other financial assets	19,217	15,501			(8,796)	25,922
Loans and other financing	9,444,156	5,771,913	2,757,918	(653,825)	(3,591,912)	13,728,250
Other financial institutions	51,458	(17,876)			(10,830)	22,752
To the non-financial private sector and foreign residents
Overdrafts	1,438,916	18,624	1,728	(29,456)	(490,645)	939,167
Documents	684,839	189,935	115,519	(42,427)	(215,659)	732,207
Mortgage loans	714,204	143,798	413,617	5,380	(245,776)	1,031,223
Pledge loans	240,623	33,714	9,827	(23,624)	(76,543)	183,997
Personal loans	3,425,892	1,251,780	684,093	(321,952)	(1,142,349)	3,897,464
Credit cards	1,478,699	2,964,120	1,101,244	(100,700)	(802,040)	4,641,323
Financial leases	9,977	(2,665)	(1,081)	10,584	(3,054)	13,761
Other	1,399,548	1,190,483	432,971	(151,630)	(605,016)	2,266,356
Eventual commitments	32,204	7,285	(7,452)	478	(8,949)	23,566
Other debts securities	3,612	364			(2,137)	1,839
Total allowances	9,499,189	5,795,063	2,750,466	(653,347)	(3,611,794)	13,779,577

- 131 -	Delfín Jorge Ezequiel Carballo Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 10, 2022

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer